As filed with the Securities and Exchange Commission on December 31, 2003.
Registration Nos. 333-
811-07543

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No.	[]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 99	[X]

Keyport Variable Account A

(Exact name of Registrant)

Sun Life Assurance Company of Canada (U.S.)

(Name of Depositor)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code: 781-446-1974

Edward M. Shea, Esq.

Assistant Vice President and Senior Counsel

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(Name and Address of Agent for Service)

copy to:

Joan E. Boros, Esq.

Christopher S. Petito, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement or as soon thereafter as practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit Index on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A

Prospectus for
The Stein Roe Variable Annuity
Individual Flexible Purchase Payment
Deferred Variable Annuity Contract
issued by
Keyport Variable Account A
of
Sun Life Assurance Company of Canada (U.S.)
P.O. Box 9133
Wellesley Hills, Massachusetts 02481

Service Office:
Sun Life Assurance Company of Canada (U.S.)
P.O. Box 710900
Herndon, VA 20171
(877) 266-8638

This prospectus describes the Stein Roe variable annuity Contracts offered by Sun Life Assurance Company of Canada (U.S.). This Contract may be sold under different names. Most transactions involving this Contract may be performed through the Internet Service Center.

The value of your Contract will fluctuate on a variable basis. The Contract is designed to help you in your retirement planning. You may purchase it on a tax qualified or non-tax qualified basis.

To apply for the Contract, you must be of legal age, in a state where the Contracts may lawfully be sold.

You may not purchase a Contract if either you or the Annuitant is over 90 years old before we receive your application. You may not purchase a tax-qualified Contract if you or the Annuitant are over 75 years old before we receive your application (age 90 applies to Roth IRAs).

The minimum initial purchase payment for the Contract in most cases is $1,000. The minimum initial purchase payment is less than $1,000 if you elect to have monthly electronic fund transfers. After the initial purchase payment, the minimum subsequent payment is $100. We reserve the right to limit the total purchase payments made under this Contract to $5,000,000.

We will allocate your purchase payments to the investment options in the proportions you choose. The Contract currently offers ten investment options, each of which is a Sub-account of Keyport Variable Account A. Currently, you may choose among the Sub-accounts investing in the following Eligible Funds:

LIBERTY VARIABLE INVESTMENT TRUST: Columbia International Fund, Variable Series (formerly Colonial International Fund for Growth, Variable Series) (not currently available for investment); Colonial Strategic Income Fund, Variable Series; Liberty Growth & Income Fund, Variable Series (formerly Colonial U.S. Growth & Income Fund, Variable Series); and Columbia High Yield Fund, Variable Series

STEINROE VARIABLE INVESTMENT TRUST: Liberty Federal Securities Fund, Variable Series; Liberty Asset Allocation Fund, Variable Series (formerly Stein Roe Balanced Fund, Variable Series); Stein Roe Growth Stock Fund, Variable Series; and Liberty Money Market Fund, Variable Series (formerly Stein Roe Money Market Fund, Variable Series)

WANGER ADVISORS TRUST: Wanger Twenty and Wanger U.S. Smaller Companies

Prospectuses for the Eligible Funds are attached. The purchase of a Contract involves certain risks. Investment performance of the Sub-accounts to which you may allocate purchase payments may vary based on the performance of the related Eligible Funds. We do not guarantee any minimum Contract Value under the Contract. An investment in the Liberty Money Market Sub-account is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Liberty Money Market Sub-account seeks to preserve the value of your investment at $1.00 per unit it is possible to lose money by investing in the Liberty Money Market Sub-account.

This prospectus contains important information about the Contract you should know before investing. You should read it before investing and keep it for future reference. You may download or print the prospectus from our website. If you prefer a paper copy of this prospectus or the prospectuses for the Eligible Funds, please call or write our Service Office at the address above.

We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. A table of contents for the SAI appears on the last page of this prospectus. If you would like a free paper copy of this SAI, e-mail Help@mail.annuitynet.com or call the telephone number provided above. The SAI is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available through the SEC website or, if you prefer a paper copy, you may send an e-mail request to our Internet Service Center or by calling the telephone number above.

The date of this prospectus is December 31, 2003.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

DEFINITIONS
SUMMARY OF CONTRACT FEATURES
FEE TABLE
EXAMPLE
CONDENSED FINANCIAL INFORMATION
PERFORMANCE INFORMATION
SUN LIFE (U.S.) AND THE VARIABLE ACCOUNT
PURCHASE PAYMENTS AND APPLICATIONS
INVESTMENTS OF THE VARIABLE ACCOUNT
  Allocations of Purchase Payments
  Eligible Funds
  Transfer of Variable Account Value
  Limits on Transfers
  Substitution of Eligible Funds and Other Variable Account Changes
DEDUCTIONS
  Deductions for Annuity Asset Charge
  Deductions for Transfers of Variable Account Value
  Deductions for Premium Taxes
  Deductions for Income Taxes
  Total Variable Account Expenses
THE CONTRACTS
  Variable Account Value
  Valuation Periods
  Calculation of Contract Value
  Modification of the Contract
  Right to Revoke
DEATH BENEFIT PROVISIONS
  Death of Annuitant
CONTRACT OWNERSHIP
ASSIGNMENT
PARTIAL WITHDRAWALS AND SURRENDER
ANNUITY PROVISIONS
  Annuity Benefits
  Annuity Option and Income Date
  Annuity Options
  Variable Annuity Payment Values
  Proof of Age, Sex, and Survival of Annuitant
SUSPENSION OF PAYMENTS
ADVERTISING
TAX STATUS
  Introduction
  Taxation of Annuities in General
  Qualified Plans
  Individual Retirement Annuities
  Annuity Purchases by Nonresident Aliens
VARIABLE ACCOUNT VOTING PRIVILEGES
SALES OF THE CONTRACTS
LEGAL PROCEEDINGS
RECORDS AND REPORTS
INQUIRIES BY CONTRACT OWNERS
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

DEFINITIONS

Accumulation Unit: A unit of measurement that we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based starting on the Income Date.

Annuity Option: A form of payment of the annuity available under the Contract.

Annuity Payment: An amount paid at regular intervals after the Income Date under one of several Annuity Options. The amount paid may vary.

Annuity Unit: A unit of measure used to calculate the amount of Annuity Payments after the Income Date.

Contract: The variable annuity contract between you and us.

Contract Anniversary: Each anniversary of the Contract Date.

Contract Date: The date your Contract becomes effective. The date we receive your completed application and initial purchase payment.

Contract Owner ("you"): The person(s) having the privileges of ownership defined in the Contract.

Contract Value: The value of all Variable Account amounts at a given time.

Contract Year: Each 12-month period beginning on the Contract Date and each Contract Anniversary thereafter.

Company ("we", "us", "our", "Sun Life (U.S.)"): Sun Life Assurance Company of Canada (U.S.).

Designated Beneficiary: The person you designate to receive any death benefits under the Contract.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

In Force: The status of your Contract before the Income Date, as long as:
(1)	you do not totally surrender it,
(2)	your Contract Value is greater than zero, and
(3)	if the Annuitant or any Contract Owner has died, fewer than five years have passed since the date of death.

Income Date: The date on which Annuity Payments are to begin.

Internet Service Center: The Internet site that provides variable annuity contract documents and information to current and prospective Contract Owners and through which various transactions may be performed. Certain of these transactions may require faxed or mailed signatures.

Net Asset Value: The difference between the value of assets and the amount of liabilities.

Non-Qualified Contract: Any Contract that is not issued under a Qualified Plan.

Qualified Contract: A Contract issued under a Qualified Plan.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Sub-account: The portion of the Variable Account that invests in shares of a particular Eligible Fund.

Valuation Date: Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation Period: The period commencing at the close of trading (currently 4:00 P.M. EST) on each day that the NYSE is open for trading (in other words, the Valuation Date) and ending at the close of such trading on the next succeeding Valuation Date.

Variable Account: Keyport Variable Account A that is a separate investment account of the Company into which purchase payments under the Contracts may be allocated. The Variable Account is divided into Sub-accounts, each of which invests in shares of an Eligible Fund.

SUMMARY OF CONTRACT FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Contract.

WHAT ARE MY INVESTMENT CHOICES? You can allocate and reallocate your investment among the Sub-accounts of the Variable Account, each of which in turn invests in one of the following Eligible Funds:

Liberty Variable Investment Trust ("Liberty Trust")
  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic Income")
  Columbia High Yield Fund, Variable Series ("Columbia High Yield ")*
  Columbia International Fund , Variable Series ("Columbia International")** (not currently available for investment)
  Liberty Growth & Income Fund, Variable Series ("Liberty Growth & Income")

SteinRoe Variable Investment Trust ("SteinRoe Trust")
  Liberty Asset Allocation Fund, Variable Series ("Liberty Asset Allocation")
  Liberty Federal Securities Fund, Variable Series ("Liberty Federal Securities")
  Liberty Money Market Fund, Variable Series ("Liberty Money Market")
  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock")

Wanger Advisors Trust ("Wanger Trust")
  Wanger Twenty fund ("Wanger Twenty")
  Wanger U.S. Smaller Companies fund ("Wanger U.S. Smaller Companies")

*Effective April 14, 2003, the Colonial High Yield Securities Fund, Variable Series, in which a Sub-account formerly invested, was merged with and into Columbia High Yield, with Columbia High Yield as the surviving fund.

**Effective April 7, 2003, the Stein Roe Global Utilities Fund, Variable Series, in which a Sub-account formerly invested, was merged with and into Columbia International, with Columbia International as the surviving fund.

HOW DOES THE CONTRACT WORK? During the accumulation period, you may make purchase payments to us. Prior to annuitization, you may choose to withdraw some or all of your Contract Value. When you begin Annuity Payments, your periodic Annuity Payments will be based upon your Contract Value on the Income Date. Subsequently, Annuity Payments will vary depending upon the performance of the Funds you select. (See "The Contracts".)

WHAT CAN I DO THROUGH THE INTERNET SERVICE CENTER? Most transactions associated with your Contract can be accomplished through the Internet Service Center. We will send you information concerning your Contract, and you can receive documents concerning your Contract, through the Internet Service Center. You can monitor the status of your Contract, move funds from one Sub-account to another, change your e-mail or mailing address, etc., all through the Internet Service Center. For security reasons, we may issue you a PIN or password which you will use to access the Internet Service Center. Certain transactions, however, such as a change of Beneficiary or certain withdrawals of funds from the Contract, may not be completed through the Internet Service Center, but will also require a signed request that is faxed or mailed to our Service Office.

WHAT CHARGES ARE ASSOCIATED WITH THIS CONTRACT? We apply an annual charge totaling .65% to the daily net asset value of the Variable Account. (See "Deductions".)

Each Eligible Fund also has additional operating expenses associated with its daily operation. Finally, each fund pays a management fee to its investment advisors based upon the average daily net asset value of the Fund. See the FEE TABLE. These fees and expenses are more fully described in the prospectuses for the funds.

If your state assesses a premium tax with respect to your Contract, we will deduct those amounts upon full surrender (including a surrender for the Death Benefit) or annuitization.

HOW WILL MY ANNUITY PAYMENTS BE CALCULATED? If you decide to annuitize, you elect an Annuity Option. Your periodic payment will be based upon the Annuity Option you selected, the changing values of the Sub-accounts in which you have invested, and your age at the Income Date. (See "Annuity Options".) Remember that you will benefit from any gain, and bear the risk of any drop, in the value of the securities in the Sub-accounts of the Variable Account.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE? We will pay to your designated beneficiary the greater of your Contract Value or the sum of your purchase payments adjusted for partial withdrawals. (See "Death Provisions".)

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL? Yes. (See "Partial Withdrawals and Surrender".) You will be subject to income taxes on any earnings you withdraw and you may also be subject to a 10% income tax penalty. (See "Tax Status".)

DO I GET A FREE LOOK AT THIS CONTRACT? Yes. If within ten days (or a longer period if required by law) of the date you receive the signed Contract through the Internet Service Center, you cancel the Contract through the Internet Service Center or return it, postage prepaid, to the Service Office of Sun Life (U.S.), it will be canceled. During this period (the "Right to Revoke Period"), your purchase payments will be invested in the Liberty Money Market Sub-account. (See "Right to Revoke".)

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses
Sales Load Imposed on Purchases
(as a percentage of purchase payments):	0%

Maximum Surrender Charge
(as a percentage of purchase payments):	0%

Maximum Transfer Charge (currently $0):	$10*
(Currently waived. See "Limits on Transfers".)

Premium Taxes
(as a percentage of Contract Value or total purchase payments):	0%-3.5%**

* Applicable to each transfer after the first twelve transfers in each Contract Year. We currently are waiving this fee. We reserve the right to impose a transfer fee after we notify you. See "Deductions for Transfers of Variable Account Value".

** The premium tax rate and base vary by state and the type of Contract you own. Currently, we deduct premium tax from Contract Value upon full surrender (including a surrender for the death benefit) or annuitization. See "Deductions for Premium Taxes."

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Eligible Fund fees and expenses.
Annual Contract Maintenance Charge:	$0

Variable Account Annual Expenses
(as a percentage of average net assets)
Annuity Asset Charge:	.65%
(This charge is for administrative, mortality and expense risk fees. See "Deductions".)

Total Variable Account Annual Expenses:	.65%

The next table shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.

Total Annual Eligible Fund Operating Expenses	Minimum	Maximum
(as a percentage of average daily net assets)

(Expenses that are deducted from Eligible Fund assets, including management fees and other expenses)	0.65%	3.37%[1]

1 The expenses shown do not reflect any fee waiver or expense reimbursement. The maximum expense ratio reflects the expenses of Columbia High Yield Fund, which is subject to a contractual expense limitation agreement with its advisor, so that at least until April 30, 2004, its expenses will not exceed 0.89%.

The advisers and/or other service providers of certain Eligible Funds have agreed to reduce their fees and/or reimburse the Eligible Funds' expenses in order to keep the Eligible Funds' expenses below specified limits. The expenses of one Eligible Fund are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through April 30, 2004. Nine Eligible Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Operating Expenses for all Eligible Funds after all fee reductions and expense reimbursements are taken into consideration are 0.65% and 1.18%, respectively. The maximum expense ratio of 1.18% is for Wanger Twenty Fund which does not have any expense limitation agreement. Each fee reduction an/or expense reimbursement arrangement is described in the relevant Eligible Fund's prospectus.

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE ELIGIBLE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Variable Account annual expenses, and Eligible Fund fees and expenses, and are based on a sample Contract with the maximum possible fees.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Eligible Funds. In addition, this Example assumes no transfers were made, and that no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Eligible Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If your Contract stays in force throughout the periods shown or you surrender or annuitize your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years

$402	$1,279	$2,263	$5,265

The Example does not show the effect of premium taxes. Premium taxes (ranging from 0% to 3.5%) are deducted from Contract Value upon full surrender, death or annuitization. The Example also does not include any of the taxes or penalties you may be required to pay if you surrender your Contract.

The Fee Table and Example should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the Example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Trust Management Organizations" in the prospectuses for Liberty Trust and SteinRoe Trust, and "Management Fees" in the prospectus for Wanger Trust.

CONDENSED FINANCIAL INFORMATION
	Accumulation Unit Values*

	Accumulation	Accumulation	Number of
	Unit Value	Unit Value	Accumulation
	Beginning	End	Units End
Sub-account	of Year**	of Year	of Year	Year

Colonial Strategic Income	$10.278	$11.083	1,645	2002
	9.968	10.278	295	2001
	10.027	9.968	0	2000
	10.000	10.027	0	1999
Available in 1999 and 2000 but no accumulation units were purchased

Columbia High Yield***	8.964	8,569	210,297	2002
	9.270	8.964	166	2001
	10.021	9.270	16,299	2000
	10.000	10.021	0	1999

Columbia International***	7.689	6.630	1,573	2002
	9.012	7.699	383	2001
	10.449	9.012	0	2000
	10.000	10.449	0	1999
Available in 1999 and 2000 but no accumulation units were purchased

Liberty Growth & Income	10.464	8.114	4,663	2002
	10.596	10.464	1,163	2001
	10.294	10.596	0	2000
	10.000	10.294	0	1999
Available in 1999 and 2000 but no accumulation units were purchased

Liberty Asset Allocation	9.069	7.954	0	2002
	10.052	9.069	0	2001
	10.228	10.052	0	2000
	10.000	10.228	0	1999
Available in 1999, 2000, 2001 and 2002 but no accumulation units were purchased

Liberty Federal Securities	11.729	12.790	3,247	2002
	11.030	11.729	510	2001
	10.008	11.030	25,444	2000
	10.000	10.008	0	1999
Available in 1999 but no accumulation units were purchased

Liberty Money Market	10.865	10.929	232,423	2002
	10.553	10.865	669,737	2001
	10.017	10.553	8,105	2000
	10.000	10.017	0	1999
Available in 1999 but no accumulation units were purchased

Stein Roe Growth Stock	6.785	4.708	3,453	2002
	9.059	6.785	0	2001
	10.363	9.059	0	2000
	10.000	10.363	0	1999
Available in 1999, 2000 and 2001 but no accumulation units were purchased

Wanger Twenty	11.099	10.187	1,884	2002
	10.241	11.099	0	2001
	10.000	10.241	0	2000
Available in 2000 and 2001 but no accumulation units were purchased

Wanger U.S. Smaller Companies	11.734	9.698	3,417	2002
	10.603	11.734	549	2001
	10.000	10.603	0	2000
Available in 2000 but no accumulation units were purchased

* Accumulation Unit Values are rounded to the nearest tenth of a cent and numbers of accumulation units are rounded to the nearest whole number.

** Each value is as of the date the Sub-account first became available.

***On April 7, 2003, Stein Roe Global Utilities merged with and into Columbia International, and on April 14, 2003 Colonial High Yield merged with and into Columbia High Yield (together with Columbia International, the "Surviving Funds"). The mergers had no effect on the Unit Values or number of units outstanding for those Sub-accounts. However, their names were changed to reflect the name of the corresponding Surviving Fund. The Accumulation Unit Values and Accumulation Units shown in the table for those Sub-accounts for 1999 through 2002 are based on their investment in the predecessor Fund.

The full financial statements for the Variable Account, Sun Life Assurance Company of Canada (U.S.) and Keyport Life Insurance Company are in the Statement of Additional Information.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an estimate or guarantee of future investment performance, and does not represent the actual experience of amounts invested by a particular Contract Owner.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

We may also present, along with any current required performance information for the Sub-accounts, additional total return information that is computed on a different basis. Certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Contracts described in this prospectus. Any performance information for such periods will be based on the historical results of the Eligible Funds and applying the fees and charges of the Contract for the specified time periods.

The Liberty Money Market Sub-account is a money market Sub-account that also may advertise yield and effective yield information. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account but does not include premium tax charges. The yield would be lower if those charges were included.

We calculate the effective yield of the Liberty Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

KEYPORT AND THE VARIABLE ACCOUNT

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and we have an insurance company subsidiary that does business in New York. The Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and Sun Life (U.S.). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

Effective December 31, 2003, Keyport Life Insurance Company ("Keyport") merged with and into Sun Life (U.S.), with Sun Life (U.S.) as the surviving entity. Keyport was an affiliate of Sun Life (U.S.). Keyport was a stock life insurance company organized under the laws of the State of Rhode Island in 1957. Keyport was acquired by Sun Life Financial in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts.

Upon the merger, Keyport ceased to exist, and Sun Life (U.S.) became the surviving company. As a result of the merger, the Variable Account became a separate account of Sun Life (U.S.). All of the Contracts issued by Keyport before the merger were, at the time of the merger, assumed by Sun Life (U.S.). The merger did not affect any provisions of or right or obligations under, those Contracts.

In approving the merger, the board of directors of Sun Life (U.S.) and Keyport determined that the merger would result in operational and financial efficiencies, which would be in the long-term interests of their respective contract owners. On June 4, 2003, the respective 100% stockholders of Sun Life (U.S.) and Keyport voted to approve the merger. In addition, the Department of Insurance of the State of Rhode Island has approved the merger.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

The Variable Account was established by Keyport, a predecessor of Sun Life (U.S.), on January 30, 1996, pursuant to the provisions of Rhode Island law, as a segregated investment account. On December 31, 2003, Keyport was merged with and into Sun Life (U.S.). The Variable Account survived the merger intact. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Contracts are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

PURCHASE PAYMENTS AND APPLICATIONS

The initial purchase payment is due on the Contract Date. The minimum initial purchase payment is $1,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $100 or any lesser amount we may permit. We will reduce the minimum initial purchase payment to $100 in cases where you establish automatic subsequent purchase payments of no less than $100 per month by electronic funds transfer. If you elect an initial purchase payment of less that $1,000 and do not make the required monthly subsequent purchase payments by electronic funds transfer, we reserve the right to cancel this Contract and return the Contract Value to you. We may reject any purchase payment or any application. Purchase payments are allocated to a Contract based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.

We have attempted to make the application process for the Contract as simple as possible. You may apply for the Contract on this Internet Service Center website (http://www.AnnuityNet.com) by completing our online application. During the application process, information is transferred between your computer and the Internet Service Center through a secure internet connection. In order to complete the online application, you will need to supply the following information:
o	the full name, address, telephone number, date of birth, and Social Security or Taxpayer Identification Number for the Primary Owner, Annuitant, and any Joint Owner; and

o	the full name, address, and relationship to the Owner of any Beneficiary(ies) that you wish to designate. If you do not designate any Beneficiary(ies), your estate will be the Beneficiary.

Once you have completed the online application, you will be asked to print a copy of the application. You must sign this application and fax or mail it to our Service Office before we can process your application.

You may make your initial purchase payment by personal check, by enclosing your check with your signed application. During the online application process, you may also choose to make purchase payments by Electronic Funds Transfer (EFT). If you choose the EFT option, it will still be necessary for you to enclose either a deposit slip or a voided check with your signed application when you mail the application to our Service Office.

If your application for a Contract is complete, we will apply your initial purchase payment to the Variable Account within two business days of receipt. During the free-look period, your purchase payment will be held in the Liberty Money Market Fund Sub-account. After the free-look period has ended, your purchase payment will be allocated to the Sub-accounts you have selected. If the application is incomplete, we will notify you and try to complete it within five business days. If it is not complete at the end of this period, we will inform you of the reason for the delay. The purchase payment will be returned immediately unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, the purchase payment will be applied within two business days of its completion.

We will send you a written notification by e-mail, to your last known e-mail address, showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We may request you to confirm that the information is correct by signing a copy of the letter or a Contract delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Contract relates only to amounts so confirmed.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

The Variable Account is segmented into Sub-accounts. Each Sub-account invests in shares of one of the Eligible Funds. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

We will invest your initial purchase payment to the Variable Account in the Sub-accounts you choose, after the expiration of the Right to Revoke Period. Your selection must specify the percentage of the initial purchase payment that is allocated to each Sub-account. The percentage for each Sub-account, if not zero, must be a whole number. The total of your specified allocations for the initial purchase payment must equal 100%. You may change the allocation percentages for subsequent purchase payments without fee, penalty or other charge. You can specify new allocation percentages for future purchase payments at any time by making your new allocation percentage choices through the Internet Service Center.

Eligible Funds

The Eligible Funds are the separate funds listed within the Liberty Trust, SteinRoe Trust and Wanger Trust. Sun Life (U.S.) and the Variable Account may enter into agreements with other mutual funds for the purpose of making such mutual funds available as Eligible Funds under certain Contracts.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their attached prospectuses before allocating amounts to the Sub-accounts of the Variable Account.

All of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following caption: Liberty Trust, SteinRoe Trust and Wanger Trust - "Mixed and Shared Funding".

Columbia Management Advisers, Inc. ("Columbia") is the investment adviser for the Eligible Funds of Liberty Trust and SteinRoe Trust.

Liberty Wanger Asset Management, L.P. ("LWAM") is the investment adviser for each Eligible Fund of Wanger Trust.

We briefly describe the Eligible Funds and the objectives they seek to achieve below:
Eligible Funds of Liberty Trust
and Variable Account Sub-accounts	Investment Objective

Colonial Strategic Income	A high level of current income, as
(Colonial Strategic Income Sub-account)	is consistent with prudent risk and
maximizing total return, by
diversifying investments primarily
in U.S. and foreign government and
high yield, high risk corporate debt securities.

Columbia High Yield	High level of current income
("Columbia High Yield Sub-account")	by investing primarily in
lower-rated fixed income securities. Capital
appreciation is a secondary objective when
consistent with the objective of high current
income.

Columbia International	Long-term growth by investing
(Columbia International Sub-account)	in equity securities of growth companies
located outside the United States.

Liberty Growth & Income	Long-term growth and income
(Liberty Growth & Income Sub-account)	by investing primarily in large
capitalization equity securities.

Eligible Funds of SteinRoe Trust
and Variable Account Sub-accounts	Investment Objective

Liberty Asset Allocation	High total investment return
(Liberty Asset Allocation)	through investment in a changing
mix of securities.

Liberty Federal Securities	Highest possible level of current
(Liberty Federal Securities Sub-account)	income consistent with safety of
principal and maintenance of
liquidity through investment
primarily in mortgage backed securities.

Liberty Money Market	High current income from short-term
(Liberty Money Market Sub-account)	money market instruments while
emphasizing preservation of capital
and maintaining excellent liquidity.

Stein Roe Growth Stock	Long-term growth of capital through
(Stein Roe Growth Stock Sub-account)	investment primarily in common stocks.

Eligible Funds of Wanger Trust
And Variable Account Sub-accounts	Investment Objective

Wanger Twenty	Long-term growth of capital.
(Wanger Twenty Sub-account)

Wanger U.S. Smaller Companies	Long-term growth of capital.
(Wanger U.S. Small Companies Sub-account)

Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another after the Right to Revoke Period.

We may charge a transfer fee or limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee for each transfer in excess of 12 in each Contract Year. We will notify you by e-mail, at your last known e-mail address, prior to charging any transfer fee or changing the limitation concerning the number of transfers we permit. The transfer fee will not exceed $10.

Currently, we limit the number or frequency of transfers as follows:
o	we impose a transfer limit of one transfer every 30 days, or such other period as we may permit with notification of the change to all Contract Owners prior to its effectiveness, and

o

we limit each transfer to a maximum of $2,000,000, or such greater amount as we may permit with notification of the change to all Contract Owners prior to its effectiveness. We treat all transfer requests for a Contract made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Contract you own. The total combined transfer amount is subject to the maximum limitation. If the total amount of the requested transfers exceeds the maximum, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Contracts by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The maximum limitation applies to such transfers. If the total amount of the requested transfers exceeds the maximum, we will not execute any of the transfers.

If we have executed a transfer with respect to your Contract as part of a multiple transfer request, we will not execute another transfer request for your Contract for 30 days. Transactions pursuant to optional investment-related programs are not considered in the application of these limits.

We reserve the right to waive transfer limitations, where permitted by law and not adverse to the interests of the relevant Eligible Fund and other shareholders, in the following instances:
o	When a new broker of record is designated for the Contract;
o	When the Contract Owner changes;
o	When control of the Contract passes to the designated beneficiary upon death of the Owner or Annuitant;
o	When necessary in our view to avoid hardship to a Contract Owner;
o	When Eligible Funds are dissolved or merged or substituted.

We reserve the right to change these limitations and exceptions at any time. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs which all Contract Owners must indirectly bear.

You may notify us in writing of your transfer requests or you may submit your transfer requests through the Internet Service Center. If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Contract, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the maximum total amount shown in the Fee Table in connection with your Contract.

DEDUCTIONS

Deductions for Annuity Asset Charge

We deduct an annuity asset charge on a daily basis in computing the Accumulation Unit Values and the Annuity Unit Values from each Sub-account. The annuity asset charge is equal, on an annual basis, to .65% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.

The charge compensates us for administrative expenses we incur and for mortality and expense risks we assume. Our administrative expenses include, but are not limited to, bookkeeping costs, the cost of maintaining our Service Office and our Internet Service Center, and the costs associated with sales of the Contract. We assume the risk that annuitants as a class may live longer than expected (mortality risk), and that expenses may be higher than the deductions for those expenses (expense risk). In either case, the loss will fall on us. Conversely, if such deductions exceed our actual expenses, the excess will be profit to us.

Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Contract allows us to charge up to $10 for each transfer in excess of 12 per year. We will notify you by e-mail, at your last known e-mail address, prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Contract Value upon full surrender (including a surrender for the death benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Contract you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of those states. Currently such premium taxes range from 0% to 3.5% of total purchase payments.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Contract that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the annuity asset charge and, if applicable, a tax charge factor. (See "Calculation of Contract Value".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. Each Eligible Fund pays a management fee to its investment adviser(s) based upon the average daily net asset value of the Fund. Each Eligible Fund also has additional operating expenses associated with the daily operation of the funds. The prospectuses for the Eligible Funds describe these deductions and expenses.

THE CONTRACTS

Variable Account Value

The Variable Account Value for your Contract is based on the sum of your proportionate interest in the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make results in the credit of additional Accumulation Units to your Contract and the appropriate Sub-account. Purchase payments are credited to your Contract using the Accumulation Unit value that is next calculated after we receive your purchase payment. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value per share of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends; New Year's Day; Martin Luther King, Jr. Day; Presidents' Day; Good Friday; Memorial Day; Independence Day; Labor Day; Thanksgiving Day and Christmas Day.

Calculation of Contract Value

Contract Value at any time prior to the Income Date equals the sum of the values of the Accumulation Units credited in the Sub-accounts under the Contract. Your Contract Value will fluctuate with the investment results of the Eligible Funds underlying the Sub-accounts you have selected.

The value of a Sub-account on any Valuation Date is the number of Accumulation Units in the Sub-account multiplied by the value of an Accumulation Unit in the Sub-account at the end of the Valuation Period.

Accumulation Units for each Sub-account are valued separately. Initially, the value of an Accumulation Unit was arbitrarily established at the inception of the Sub-account. It may increase or decrease from Valuation Period to Valuation Period. The Accumulation Unit value for a Sub-account for any later Valuation Period is determined as follows:
o

the total value of Fund shares held in the Sub-account is calculated by multiplying the number of Fund shares owned by the Sub-account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period (without giving effect to any transactions occurring during the Valuation Period), and adding any dividend or other distribution of the Fund if the record date for such distribution occurs during the Valuation Period; minus

o

the liabilities of the Sub-account at the end of the Valuation Period (such liabilities include the daily charge (see below) imposed on the Sub-account, and may include a tax charge factor (see below)); and the result is divided by

o	the outstanding number of Accumulation Units in the Sub-account at the beginning of the Valuation Period.

The daily charge imposed on a Sub-account for any Valuation Period represent the annuity asset charge adjusted for the number of calendar days in the Valuation Period.

No tax charge factor is currently necessary since there are no federal income taxes attributable to the Separate Account. If we determine that there are federal income taxes attributable to the Separate Account, we may create a factor for such taxes to be included in the calculation.

Modification of the Contract

Only our President or Secretary may agree to alter the Contract or waive any of its terms. A change may be made to the Contract if there have been changes in applicable law or interpretation of law. Any changes must be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

Generally, you may return the Contract within 10 days after you receive it by delivering or mailing it to us. You may also cancel the Contract within 10 days through the Internet Service Center. If you return the Contract to us through the mail, the postmark on a properly addressed and postage-prepaid envelope determines if a Contract is returned within the 10-day period. We will treat the returned Contract as if we never issued it. We will promptly refund the Contract Value or purchase payments, whichever is required by state law, as of the date we receive the returned Contract or the date it is cancelled through the Internet Service Center. You may ask us which standard applies to your state. During the Right to Revoke Period, your initial purchase payment will be held in the Liberty Money Market Sub-account. Your initial purchase payment will not be transferred to the Sub-account(s) you select until the Right to Revoke Period has ended.

In some states, under applicable law or regulation, your Right to Revoke Period may be longer than 10 days. Please refer to your Contract.

DEATH BENEFIT PROVISIONS

You may designate a Beneficiary during your lifetime and, unless prohibited by a previous designation, change the Beneficiary by mailing a request to our Service Office. A change of Beneficiary may be requested through the Internet Service Center but requires a signed request to be mailed to our Service Office. Each change of Beneficiary revokes any previous designation.

If there is a single Contract Owner and the Contract Owner dies before the Income Date, the Death Benefit paid to the designated Beneficiary will be the Contract Value as of the date on which we approve the payment of the claim.

The Death Benefit is the greater of premium payments or the current Contract Value, less any applicable state premium taxes.

The premium payment death benefit is:
o	the initial premium payment, plus

o	any additional premium payments, minus

o	any partial withdrawals.

We will determine the value of the Death Benefit as of the date on which the death claim is approved for payment. We will approve a claim for a Death Benefit upon receipt of:

o	proof, satisfactory to us, of the death of the Contract Owner;

o	a request for payment of the Death Benefit mailed to our Service Office; and

o	our receipt of all required claim forms, fully completed.

We will make payment of an approved Death Benefit in accordance with applicable laws and regulations governing payment of Death Benefits. We will not allow any payment that does not satisfy the requirements of Internal Revenue Code section 72(s) or 401(a)(9) as applicable, as amended from time to time.

Unless otherwise provided in the Beneficiary designation, one of the following procedures will occur on the death of a Beneficiary:
o	if any Beneficiary dies before the Contract Owner, that Beneficiary's interest will go to any other Beneficiaries named, according to their respective interests; and/or

o	if no Beneficiary survives the Contract Owner, the proceeds of the Death Benefit will be paid to the Contract Owner's estate.

The Death Benefit payable to the Beneficiary must be distributed within five years of the Contract Owner's date of death unless the Beneficiary begins receiving within one year of the Contract Owner's death substantially equal installments over a period not extending beyond the Beneficiary's life expectancy.

If the Beneficiary is the spouse of the Contract Owner, then he or she may elect to continue the Contract as Contract Owner. If the Contract Owner is a corporation or other non-natural person, the death of the Annuitant will be treated as the death of the Contract Owner and the above distribution rules will apply.

If there are joint Contract Owners, upon the death of the first joint Contract Owner, the surviving joint Contract Owner will receive the Death Benefit. The surviving joint Contract Owner will be treated as the primary, Designated Beneficiary. Any other designation on record at the time of death will be treated as a contingent Beneficiary.

If the surviving joint Contract Owner, as spouse of the deceased joint Contract Owner, continues the Contract as the sole owner in lieu of receiving the Death Benefit, then the designated Beneficiary(s) will receive the Death Benefit upon the death of the surviving spouse.

Death of Annuitant

If the Annuitant is also the Contract Owner or joint Contract Owner, then the Death Benefit will be subject to the provisions of the Contract regarding death of the Contract Owner. If a surviving spouse assumes the contract upon death of a joint Contract Owner Annuitant, then the contingent Annuitant becomes the Annuitant. If no contingent Annuitant is named, then the surviving spouse becomes the Annuitant.

If an Annuitant who is not the Contract Owner or joint Contract Owner dies, then the contingent Annuitant, if any, becomes the Annuitant. If no contingent Annuitant is named, the Contract Owner (or joint Contract Owner if younger) becomes the Annuitant.

CONTRACT OWNERSHIP

The Contract Owner shall be the person designated in the application and you may exercise all the rights of the Contract. Joint Contract Owners are permitted. Contingent Contract Owners are not permitted.

You may direct us in writing to change the Contract Owner, primary beneficiary, contingent beneficiary or contingent annuitant. If the selection of a beneficiary or annuitant was designated "irrevocable", that selection may be changed only with that person's written consent.

Because a change of Contract Owner by means of a gift may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from such a transfer.

Any Qualified Contract may have limitations on transfer of ownership. You should consult the plan administrator and a qualified tax professional as to the tax consequences resulting from such a transfer.

ASSIGNMENT

You may assign the Contract at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Contract may have limitations on your ability to assign the Contract.

Because an assignment may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from any such assignment.

PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Contract by notifying us by mail. You may not make a partial withdrawal during the Right to Revoke Period. The minimum withdrawal amount is $300. If the Contract Value after a partial withdrawal would be below $1,000, we will treat the request as a withdrawal of only the amount over $1,000. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value.

You may totally surrender the Contract by notifying us by mail. Surrendering the Contract will end it. Upon surrender, you will receive the Contract Value less any applicable premium taxes.

We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you apply any surrender benefit of at least $5,000 to an annuity payment option for yourself. If the Contract Owner is not a natural person, we must consent to the selection of an annuity payment option.

You may not make partial withdrawals or surrender annuity options based on life contingencies after annuity payments have begun. Once annuity payments have begun, partial withdrawals and surrenders are available only under Option A. Any partial surrender will reduce your future annuity payments.

Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a qualified tax professional.

Participants under Qualified Plans as well as Contract Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Contract under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Contract is In Force, we will begin variable income payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by applying the Contract Value less any premium taxes not previously deducted to the option selected. See "Variable Annuity Payment Values" for additional information on how we calculate annuity payment amounts.

Subsequent payments will fluctuate in amount.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

o	not earlier than the first day after the Contract Date, and

o	not later than the earlier of
	(i)	the later of the Annuitant's 90th birthday and the 10th Contract Anniversary or

	(ii)	any maximum date permitted under state law.

You may continue to make purchase payments until you reach your Income Date.

If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date through the Internet Service Center or by writing to us at least 30 days before the Income Date.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed; and

Option C: Joint and Last Survivor Income.

You may arrange other variable income options if we agree. Fixed income payments are not available. If you do not select an Annuity Option, we automatically choose Option B.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any annuity option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay periodic payments for a chosen number of years, not less than 5 nor over 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the Annuitant's age on the date of the first payment. We refer to Option A as Preferred Income Plan ("PIP"). At any time, the payee may elect to receive the present value of the remaining variable annuity payments, commuted at the 5% interest rate (3% for Florida Contracts) used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate ("AIR") or benchmark rate).

Instead of receiving a lump sum, the payee may elect another payment option.

If, at the death of the payee, Option A payments have been made for fewer than the chosen number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% (3% for Florida Contracts) interest rate used to create the annuity factor for this option.

The annuity asset charge is deducted during the Option A payment period, but we have no mortality risk during this period.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. For regular PIPs, a change may be made generally only on the anniversary of the date of your initial PIP payment. The permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

o	changing to a life option - note that under this option the payee no longer may end the payments for a commuted value;

o	changing the payment frequency; and

o	changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay periodic payments during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the 5% (3% for Florida Contracts) interest rate used to create the annuity factor for this option.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

In the case of Options A and B, the present value of remaining payments referred to above will be based on interest compounded annually at the current AIR or benchmark rate and on the assumption that each future payment is equal in amount to a payment determined using the applicable Sub-account annuity unit values for the Valuation Period which ends on the date of determination.

Option C: Joint and Last Survivor Income. We will pay periodic payments for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Variable Annuity Payment Values

We determine the amount of the first payment by multiplying the Contract Value you are applying to variable annuity payments by the annuity purchase rate for the Annuity Option you have selected. The annuity purchase rates based on an AIR or benchmark rate of 5% per year (3% per year for Florida Contracts). ("Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs and how your initial variable payment is calculated.)

Subsequent payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the annuity asset charge) is better or worse than the assumed investment rate. The total dollar amount of each payment will be equal to the sum of all Sub-account payments.

We limit the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the annuity payments to three times per contract year. We reserve the right to change the number of transfers that we allow. Currently, there is also no charge for such transfers. We reserve the right to charge a transfer fee of $10 per transfer for each transfer. We will notify you by e-mail, at your last known e-mail address, of any change in the number of transfers we allow or if we begin to charge any transfer fee.

Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

SUSPENSION OF PAYMENTS

We reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange (NYSE) is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the latter two conditions described above exist.

ADVERTISING

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

In marketing the variable annuity Contracts, we may refer to certain ratings assigned to us under the rating systems of the A.M. Best and Company, Standard & Poor's, Moody's and Duff & Phelps. The objective of these rating systems is to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion about that company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of the insurance company. In marketing the Contracts and the underlying funds, we may at times use data published by other nationally-known independent statistical services. These service organizations provide relative measures of such factors as an insurer's claims paying ability, the features of particular Contracts, and the comparative investment performance of the Eligible Funds with other portfolios having similar objectives. A few such services are: Duff & Phelps, the Lipper Group, Moody's, Morningstar, Standard and Poor's and VARDS. Marketing materials may employ illustrations of compound interest, discuss automatic withdrawal services, and describe our customer base, assets, and our relative size in the industry. They may also discuss other features of Keyport, the Variable Account, the Eligible Funds and their investment management.

TAX STATUS

Introduction

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, whether the Contract is issued under a Qualified Plan and the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

You may purchase a Contract that is not issued under a Qualified Plan ("Non-Qualified Contract") or a Contract that is used under a Plan that is Qualified under the provisions of the Internal Revenue Code of 1986, as amended (the "Code") (a "Qualified Contract"). The ultimate effect of federal income taxes on the Contract Value, on annuity payments, and on the economic benefit to the Contract Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Contract and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

For federal income tax purposes, purchase payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, purchase payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the cost basis for purposes of determining the taxable portion of any distributions from a Qualified Contract.

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Contract, or annuity payments. A trust or other entity owning a Non-Qualified Contract, other than as an agent for an individual, is taxed differently; increases in the value of a Contract are taxed yearly whether or not a distribution occurs.

Surrenders, Partial Withdrawals, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Contract, the portion of the surrender payment that exceeds your cost basis in the Contract is subject to tax as ordinary income. For Non-Qualified Contracts, the cost basis is generally the amount of the purchase payments made for the Contract. For Qualified Contracts, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is taxed similarly on the portion of the amount that exceeds your cost basis in the Contract. If the Designated Beneficiary elects to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Contracts, the tax treatment applicable to Designated Beneficiaries may be contrasted with the tax treatment applicable to persons inheriting and then selling mutual fund shares who receive a "stepped-up" basis equal to the date-of-death value of their shares and therefore will pay no tax on the sale of their shares unless the sale price exceeds the date-of-death value.

Partial withdrawals received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Contract Value exceeds purchase payments. Then, to the extent the Contract Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Contract, a portion of each payment is treated as a non-taxable return of principal and the remaining amount is treated as taxable income. Since the cost basis of Qualified Contracts is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Contract, you will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Contract to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Contract. If the transfer is to a charity, you may be allowed a deduction for some or all of the value of the Contract transferred.

A special computational rule applies if we issue to you, during any calendar year, two or more Contracts, or one or more Contracts and one or more of our other annuity contracts. Under this rule, all of the contracts will be treated as one contract. We believe this means that the amount of any distribution under any one Contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the Contracts or contracts exceeds the sum of each contract's cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values by the total number of expected payments. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero.

With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments, if any. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in twelve equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received. This acceleration would affect you if your first monthly payment for each year is received in a month other than January since those of your 12 monthly payments that are actually received in the next tax year would be treated as being constructively received (and taxable) in the current tax year.

The Code does not specifically address partial withdrawals after annuity payments have begun. Based on a private letter ruling issued by the IRS in 2000, it is our intention to report as taxable income the portion of any partial withdrawal from variable Annuity Option A that does not exceed immediately before the partial withdrawal the present value of remaining payments less the Contract's remaining cost basis. Under this approach, a partial withdrawal of $10,000 when the present value is $150,000 and the remaining cost basis is $145,000 would result in taxable income of $5,000 being reported. Since private letter rulings do not bind the IRS, the IRS could take the position that the Code requires the full amount of the partial withdrawal ($10,000 in the example) to be treated as taxable income. Under either approach to determining the taxable income associated with a partial withdrawal, some taxpayers, such as those under age 59 1/2, could be subject to additional tax penalties. Because of the potential for adverse tax results as described above, you should carefully consider, prior to making a partial withdrawal, your need for funds from the Contract and the tax implications. You should also consult a qualified tax professional prior to making a partial withdrawal.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received for Non-Qualified Contracts:

o	after the taxpayer attains age 59-1/2;
o	in a series of substantially equal periodic payments made for life or life expectancy;
o	after the death of the Contract Owner (or, where the Contract Owner is not a human being, after the death of the primary Annuitant, as defined in the Code);
o	if the taxpayer becomes totally and permanently disabled; or
o

under a Non-Qualified immediate annuity contract that provides for a series of substantially equal periodic payments; provided that only one purchase payment is made to the Contract, that the Contract is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Contract Year.

Similar exceptions to the 10% penalty tax apply to distributions from Qualified Contracts.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Contracts unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply.

Section 1035 Exchanges. You may purchase a Non-Qualified Contract with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Contract will be subject to the distribution-at-death rules described in "Death Benefit Provisions";

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
	(i)	the penalty tax does not apply to any distribution;
	(ii)	partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
	(iii)	assignments are not treated as surrenders subject to taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Contract, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Contract will not be treated as an annuity contract. As a consequence, income earned on a Contract would be taxable to you as ordinary income in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years.

The preamble to the 1986 investment diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying a variable annuity contract will result in the owner being treated as the owner of the investments for federal tax purposes. The guidelines could impose requirements that are not reflected in the Contract. We, however, have reserved certain rights to alter the Contract and investment alternatives so as to comply with such guidelines. Since no guidelines have been issued, there can be no assurance as to the content of such guidelines or even whether application of the guidelines will be prospective. For these reasons, you are urged to consult with a qualified tax professional.

Qualified Plans

The Contract is for use with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Contract in a Qualified Plan, you should only consider the Contract's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants, and Designated Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contract. Following are brief descriptions of certain Qualified Plans and of the use of the Contract in connection with them. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that Plan.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities and Roth IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or resident aliens will generally be subject to U.S. federal income tax and withholding on the income portion of annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax professional regarding U.S., state, and foreign taxation with respect to an annuity purchase.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Contract prior to the Income Date. The number of shares held in each Sub-account which are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account which are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Eligible Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CONTRACTS

The Contracts will be sold through the Internet Service Center we maintain for this purpose. Clarendon Insurance Agency, Inc. ("Clarendon"), our subsidiary, serves as the principal underwriter for the Contract described in this prospectus. Clarendon is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. We may also from time to time enter into selling agreements with other broker/dealers who will also distribute the Contracts. Such broker/dealers will be appropriately licensed to sell the Contracts.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter are a party. We are engaged in various kinds of routine litigation which, in our judgment, is not of material importance in relation to our total capital and surplus.

RECORDS AND REPORTS

As presently required by the Investment Company Act of 1940 ("1940 Act") and applicable regulations, we are responsible for maintaining all records and accounts relating to the Variable Account. We will electronically mail to you, at your last know e-mail address, at least semiannually after the first Contract Year, reports containing information required by the 1940 Act or any other applicable law or regulation.

INQUIRIES BY CONTRACT OWNERS

If you have questions about your Contract, you may send an e-mail to our Internet Service Center (Help@Mail.AnnuityNet.com) or visit the Internet Service Center on the world wide web at http://www.AnnuityNet.com or write to us at Sun Life Assurance Company of Canada (U.S.), P.O. Box 710900, Herndon, VA 20171. You may also call our Service Office at (877) 266-8638.

TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

PART B

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACT

ISSUED BY

KEYPORT VARIABLE ACCOUNT A

OF

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.) ("Sun Life (U.S.)")

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Stein Roe variable annuity prospectus dated December 31, 2003. The SAI is incorporated by reference into the prospectus. A free copy of the prospectus is available by writing Sun Life (U.S.) at its Service Office P.O. Box 710900, Herndon, VA 20171 or upon e-mail request through our Internet Service Center website (http://www.AnnuityNet.com) or by calling (877) 266-8638. The prospectus is also available through the SEC website (http://www.sec.gov). In addition, other information regarding the Company and the Separate Account is available at the SEC website and through our Internet Service Center.

TABLE OF CONTENTS

The date of this statement of additional information is December 31, 2003.

EA.SAI	12/2003

KEYPORT LIFE INSURANCE COMPANY

Sun Life Financial Inc. ("Sun Life Financial"), a reporting company under the Securities Exchange Act of 1034 with common shares listed on the Toronto, New York and Philippine stock exchanges, is the ultimate corporate parent of Sun Life (U.S.). For additional information about Sun Life (U.S.), see " Sun Life (U.S.) and the Variable Account" in the prospectus.

VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values

For each variable payment option, we calculate separately each Sub-account's contribution to your periodic payments. Your total periodic payment equals the sum of the payment amounts determined for all of the Sub-accounts you have selected.

The first payment for each Sub-account will be determined by deducting any applicable state premium taxes and then dividing the remaining value of your interest in that Sub-account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Contract's annuity table for the particular payment option or (b) the factor currently offered by Sun Life (U.S.) at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.

The number of Annuity Units for each Sub-account will be determined by dividing such first payment by the Sub-account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-account Annuity Units; and (b) is the Sub-account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Sun Life (U.S.) uses an Annuity Unit value. Each Sub-account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Eligible Fund shares were first purchased on behalf of the Variable Account, each Annuity Unit for each Sub-account was valued at a specified dollar amount. The Unit value for each Sub-account in any Valuation Period thereafter may increase or decrease and is determined as follows:
o

the total value of Fund shares held in the Sub-account is calculated by multiplying the number of Fund shares owned by the Sub-account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period (without giving effect to any transactions occurring during the Valuation Period), and adding any dividend or other distribution of the Fund if the record date for such distribution occurs during the Valuation Period; minus

o

the liabilities of the Sub-account at the end of the Valuation Period (such liabilities include daily charges imposed on the Sub-account, and may include a tax charge factor); and the result is divided by

o

the outstanding number of Annuity Units in the Sub-account at the beginning of the Valuation Period. The result is adjusted by a factor to reflect the assumed annual investment rate ("AIR"). The AIR for Annuity Units based on the Contract's annuity tables is 5% per year (3% per year for Florida Contracts).

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-account(s) (after deducting the Mortality and Expense Risk Charge) is better or worse than the assumed AIR percentage. For example, consider what would happen if the actual annualized investment return is 9%, 5%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 5% AIR payments would increase in amount. With an actual 5% return, the 5% AIR payment would stay the same. With an actual return of 3%, the 5% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 5% AIR payments would decrease in amount.

Re-Allocating Sub-account Payments

The number of Annuity Units for each Sub-account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Sun Life (U.S.) to change the Sub-account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-account. The percentage for each Sub-account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Sun Life (U.S.) receives the request, Sun Life (U.S.) will: (a) value the Annuity Units for each Sub-account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.

SAFEKEEPING OF ASSETS

Sun Life (U.S.) acts as custodian for, and is responsible for the safekeeping of, the assets of the Variable Account. Sun Life (U.S.) has responsibility for providing all administration of the Contracts and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts, maintenance of Contract Owners' records, and all accounting, valuation, regulatory and reporting requirements.

PRINCIPAL UNDERWRITER

The Contracts, which are offered continuously, are distributed by Clarendon Insurance Agency, Inc. ("Clarendon"), a subsidiary of Sun Life (U.S.).

EXPERTS

The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report, dated February 21, 2003, accompanying such financial statements expresses an unqualified opinion and includes explanatory paragraphs relating to the Company's adoption of provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001, described in Note 1), and have been included on their authority as experts in accounting and auditing.

The financial statements of Keyport Variable Account A that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report dated April 18, 2003 accompanying the financial statements of Keyport Variable Account A expresses an unqualified opinion and includes an explanatory paragraph relating to the use of the financial statements for the year ended December 31, 2001, which were audited by other auditors), and have been included on their authority as experts in accounting and auditing.

The consolidated financial statements of Keyport Life Insurance Company as of and for the year ended December 31, 2002 that are included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein (which report, dated February 21, 2003, accompanying such financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to Keyport Life Insurance Company's adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, described in Note 1), and have been included on their authority as experts in accounting and auditing. The Boston office of Deloitte & Touche LLP is located at 200 Berkeley Street, Boston, Massachusetts.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Keyport Life Insurance Company at December 31, 2001, and for the ten-month period ended October 31, 2001, and the two-month period ended December 31, 2001, and the year ended December 31, 2000, as set forth in their report. We have included the financial statements herein in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. Their office is located at 200 Clarendon Street, Boston Massachusetts.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-accounts. A Sub-account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Contract values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. This average annual total return reflects all historical investment results, less all Sub-account and Contract charges and deductions as required by certain regulatory rules. Average total return is not reduced by any premium taxes. Average total return would be less if these taxes were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Contract surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

Average Annual Total Return for a Contract that is Surrendered

The tables below provide performance results for each Sub-account through December 31, 2002. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Contract Owner.

The following tables were calculated using the method prescribed by the Securities and Exchange Commission. They illustrate each Sub-account's average annual total return over the periods shown assuming a single $1,000 initial purchase payment and the surrender of the Contract at the end of each period. The Sub-account's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Sub-account for the period specified. The first table uses the inception date of the Contract's Sub-accounts while the second table assumes the Contract was available prior to that date on the Funds' inception date.

Each calculation assumes that the $1,000 initial purchase payment was allocated to only one Sub-account and no transfers or additional purchase payments were made. The rate of return reflects all charges assessed against a Contract and the Sub-account except for any premium taxes that may be payable. The charge reflected is the .65% annual Annuity Asset Charge.
	Average Annual Total Return for a
	Contract Surrendered on 12/31/02
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period
	One	Three	Five	Ten	Since Sub-account
Sub-account	Year	Years	Years	Years	Inception Shown
Colonial Strategic Income	1.83%	2.11%	3.08%	N/A	4.20%(11/18/96)
Columbia High Yield**	-10.14%	-6.40%	N/A	N/A	-4.26%(05/19/98)
Columbia International***	-19.68%	-21.10%	-4.97%	N/A	-4.83%(11/18/96)
Liberty Growth & Income	-27.11%	-8.91%	0.14%	N/A	5.03%(11/18/96)
Liberty Asset Allocation	-17.56%	-9.31%	-1.25%	N/A	1.67%(11/18/96)
Liberty Federal Securities	3.04%	7.35%	6.15%	N/A	6.52%(11/18/96)
Stein Roe Growth Stock	-34.77%	-24.21%	-6.00%	N/A	-0.62%(11/18/96)
Wanger Twenty	-13.72%	N/A	N/A	N/A	-1.47%(10/16/00)
Wanger U.S. Smaller Companies	-22.31%	N/A	N/A	N/A	-3.68%(10/16/00)

* Eligible Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Eligible Funds except Newport Tiger and Liberty Asset Allocation. Without this expense reimbursement any return percentages shown that include these calendar years would be lower.

** Before April 14, 2003, this Sub-account invested in shares of Colonial High Yield Securities Fund, Variable Series ("Colonial High Yield"). Effective on that date, Colonial High Yield merged with Columbia High Yield and Galaxy VIP Columbia High Yield Fund II ("Galaxy High Yield"), with Columbia High Yield as the surviving fund. As a result of the merger, this Sub-account now invests in Columbia High Yield shares. The performance shown in the table is based on the performance of Colonial High Yield, in which the Sub-account actually invested during the relevant period.

***Before April 7, 2003, this Sub-account invested in shares of Stein Roe Global Utilities Fund, Variable Series ("Stein Roe Global Utilities"). Effective on that date, Stein Roe Global Utilities and two other funds merged with Columbia International, with Columbia International as the surviving fund. As a result of the merger, this Sub-account now invests in Columbia International shares. The performance shown in the table is based on the performance of Stein Roe Global Utilities, in which the Sub-account actually invested during the relevant period.
	Average Annual Total Return for a
	Contract Surrendered on 12/31/02
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period
	One	Three	Five	Ten	Since Eligible Fund
Sub-account	Year	Years	Years	Years	Inception Shown
Colonial Strategic Income	1.83%	2.11%	3.08%	N/A	6.11%(07/05/94)
Columbia High Yield**	-10.12%	-6.61%	N/A	N/A	-4.29%(03/03/98)
Columbia International***	-19.06%	-20.48%	-4.23%	N/A	-2.32%(05/02/94)
Liberty Growth & Income	-27.11%	-8.91%	0.14%	N/A	9.68%(07/05/94)
Liberty Asset Allocation	-17.56%	-9.31%	-1.25%	5.23%	7.39%(01/01/89)
Liberty Federal Securities	3.04%	7.35%	6.15%	6.23%	7.25%(01/01/89)
Stein Roe Growth Stock	-34.77%	-24.21%	-6.00%	4.65%	8.49%(01/01/89)
Wanger Twenty	-13.72%	0.57%	N/A	N/A	8.30%(02/01/99)
Wanger U.S. Smaller Companies	-22.31%	-7.20%	1.57%	N/A	11.82%(05/03/95)

* Eligible Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Eligible Funds except Newport Tiger and Liberty Asset Allocation. Without this expense reimbursement any return percentages shown that include these calendar years would be lower.

**Before April 14, 2003, this Sub-account invested in shares of Colonial High Yield. Effective on that date, Colonial High Yield merged with Columbia High Yield and Galaxy High Yield, with Columbia High Yield as the surviving fund. For accounting purposes, Columbia High Yield is deemed the continuation of Galaxy High Yield. As a result of the merger, this Sub-account now invests in Columbia High Yield shares. The performance shown in the table is based on the performance of Galaxy High Yield, as though the Sub-account had invested in that fund and its successor since its inception.

***Before April 7, 2003, this Sub-account invested in shares of Stein Roe Global Utilities. Effective on that date, Stein Roe Global Utilities and two other funds merged with Columbia International, with Columbia International as the surviving fund. As a result of the merger, this Sub-account now invests in Columbia International shares. The performance shown in the table is based on the performance of Columbia International, as though the Sub-account had invested in that fund and its successor since its inception.

Change in Accumulation Unit Value

The following performance information illustrates the average annual change and the actual annual change in Accumulation Unit values for each Sub-account and is computed differently than the standardized average annual total return information. Performance information for periods prior to the inception date of the Contract's Sub-accounts assumes the Contracts were available prior to that date on the Funds' inception date.

A Sub-account's average annual change in Accumulation Unit values is the annualized rate at which the value of a Unit changes over the time period illustrated. A Sub-account's actual annual change in Accumulation Unit values is the rate at which the value of a Unit changes over each 12-month period illustrated. These rates of change in Accumulation Unit values reflect the Contract's annual .65% Annuity Asset Charge. They do not reflect deductions for any premium taxes. The rates of change would be lower if these charges were included.

	Average Annual Change	Average Annual Change
	In Accumulation Unit	in Accumulation Unit Value
	Value From Eligible Fund	over the period shown
	Inception Shown	through 12/31/02
Sub-account	through 12/31/02**	Three Years	Five Years	Ten Years
Colonial Strategic Income	6.11%(07/05/94)	3.39%	3.44%	N/A
Columbia High Yield***	-3.61%(05/19/98)	-5.88%	N/A	N/A
Columbia International****	-3.05%(05/02/94)	-19.97%	-4.57%	N/A
Liberty Growth & Income	9.68%(07/05/94)	-7.62%	0.55%	N/A
Liberty Asset Allocation	7.39%(01/01/89)	-8.04%	-0.83%	5.23%
Liberty Federal Securities	7.25%(01/01/89)	8.52%	6.47%	6.23%
Stein Roe Growth Stock	8.49%(01/01/89)	-23.12%	-5.60%	4.65%
Wanger Twenty	9.11%(02/01/99)	1.90%	N/A	N/A
Wanger U.S. Smaller Companies	11.83%(05/03/95)	-5.904%	1.96%	N/A
	12-Month Period Change in Accumulation
	Unit Value**

Sub-account	1993	1994	1995	1996	1997
Colonial Strategic Income	N/A	0.51%*	17.54%	9.01%	8.50%
Columbia High Yield***	N/A	N/A	N/A	N/A	N/A
Columbia International****	N/A	-6.86%*	4.39%	3.61%	-4.12%
Liberty Growth & Income	N/A	4.07%*	28.86%	21.05%	31.38%
Liberty Asset Allocation	8.58%	-3.81%	24.67%	14.87%	16.06%
Liberty Federal Securities	5.57%	-2.21%	15.00%	4.02%	8.34%
Stein Roe Growth Stock	4.29%	-6.96%	36.85%	20.49%	31.42%
Wanger Twenty	N/A	N/A	N/A	N/A	N/A
Wanger U.S. Smaller Companies	N/A	N/A	15.88%*	44.55%	27.63%
	12-Month Period Change in Accumulation
	Unit Value**

Sub-account	1998	1999	2000	2001	2002
Colonial Strategic Income	5.34%	1.72%	-0.59%	3.12%	7.83%
Columbia High Yield***	-2.96%*	1.69%	-7.49%	-3.30%	-4.41%
Columbia International****	11.40%	38.64%	-19.59%	-25.41%	-14.55%
Liberty Growth & Income	19.37%	9.21%	2.94%	-1.25%	-22.46%
Liberty Asset Allocation	11.81%	10.30%	-1.72%	-9.78%	-12.30%
Liberty Federal Securities	6.11%	0.90%	10.21%	6.34%	9.04%
Stein Roe Growth Stock	27.08%	29.81%	-12.58%	-25.10%	-30.61%
Wanger Twenty	N/A	32.95%*	7.94%	8.38%	-8.21%
Wanger U.S. Smaller Companies	7.18%	23.34%	-9.42%	10.66%	-17.35%

* Percentage of change is for less than 12 months; it is for the period from the inception date shown to the end of the year.

** Eligible Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Eligible Funds except Newport Tiger and Liberty Asset Allocation. Without this expense reimbursement any return percentages shown that include these calendar years would be lower.

***Before April 14, 2003, this Sub-account invested in shares of Colonial High Yield. Effective on that date, Colonial High Yield merged with Columbia High Yield and Galaxy High Yield, with Columbia High Yield as the surviving fund. As a result of the merger, this Sub-account now invests in Columbia High Yield shares. The performance shown in the table is based on the performance of Colonial High Yield, in which the Sub-account actually invested prior to the merger.

****Before April 7, 2003, this Sub-account invested in shares of Stein Roe Global Utilities. Effective on that date, Stein Roe Global Utilities and two other funds merged with an into Columbia International, with Columbia International as the surviving fund. As a result of the merger, this Sub-account now invests in Columbia International shares. The performance shown in the table is based on the performance of Stein Roe Global Utilities, in which the Sub-account actually invested prior to merger.

Yield for Liberty Money Market Sub-account

Yield percentages for the Liberty Money Market Sub-account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual .65% asset-based Contract charges. Yields do not reflect premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) x  365

                              C                  7

Where:
A	=	the Accumulation Unit value at the end of the 7-day period.

B	=	$0.00.

C	=	the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Liberty Money Market Sub-account will continue over an entire year.

For the 7-day period ended 12/31/02 the yield for the Liberty Money Market Sub-account was -0.13%.

FINANCIAL STATEMENTS

The financial statements of the Variable Account, Sun Life Assurance Company of Canada (U.S.) and Keyport Life Insurance Company are included herein. The consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) are provided as relevant to its ability to meet its financial obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

FINANCIAL STATEMENTS

Independent Auditors' Report

To the Board of Directors of Keyport Life Insurance Company

and Contract Owners of Variable Account A

We have audited the accompanying statements of assets and liabilities of the Sub-Accounts of Keyport Life Insurance Company - Variable Account A (comprising, respectively, AIM VI Capital Appreciation Series I, AIM VI Growth Series I, AIM VI International Growth Series I, AIM VI Premier Equity Series I, Alger American Growth Portfolio, Alger American Small Capitalization Portfolio, Alliance VS Global Bond Portfolio (A), Alliance VS Global Bond Portfolio (B), Alliance VS Growth & Income Portfolio (A), Alliance VS Growth & Income Portfolio (B), Alliance VS Growth Portfolio (B), Alliance VS International Portfolio (B), Alliance VS Premier Growth Portfolio (A), Alliance VS Premier Growth Portfolio (B), Alliance VS Real Estate Investment Portfolio (A), Alliance VS Technology Portfolio (B), Alliance VS Total Return Portfolio (B), Alliance VS Worldwide Privatization Portfolio (B), Brinson UBS Global AM Tactical Allocation, Exeter Growth Fund, Exeter Moderate Growth Fund, Fidelity VIP Equity Income Fund - SC2, Fidelity VIP III Dynamic Capital Appreciation Fund - SC2, Fidelity VIP III Growth Opportunities Fund - SC2, Templeton Developing Markets Securities Fund 2, Colonial Global Equity Fund, VS (B), Colonial High Yield Securities Fund, VS (A), Colonial High Yield Securities Fund, VS (B), Colonial International Fund for Growth, VS (A), Colonial International Horizons Fund, VS (B), Colonial Small Cap Value Fund, VS (A), Colonial Small Cap Value Fund, VS (B), Colonial Strategic Income Fund, VS (A), Colonial Strategic Income Fund, VS (B), Colonial US Growth & Income Fund, VS (A), Colonial US Growth & Income Fund, VS (B), Crabbe Huson Real Estate Investment Fund, VS (B), Liberty All-Star Equity Fund, VS (A), Liberty All-Star Equity Fund, VS (B), Liberty Newport Japan Opportunities Fund, VS (A), Liberty Newport Japan Opportunities Fund, VS (B), Liberty S&P 500 Index Fund, VS (A), Liberty S&P 500 Index Fund, VS (B), Liberty Select Value Fund, VS (A), Liberty Select Value Fund, VS (B), Liberty Value Fund, VS (A), Liberty Value Fund, VS (B), Newport Tiger Fund, VS (A), Newport Tiger Fund, VS (B), Rydex Financial Services Fund, VS (A), Rydex Financial Services Fund, VS (B), Rydex Health Care Fund, VS (A), Rydex Health Care Fund, VS (B), SteinRoe Global Utilities Fund, Wanger Foreign Forty Fund, Wanger International Small Cap Fund, Wanger Twenty Fund, Wanger US Smaller Companies Fund, MFS VIT Bond Series IC, MFS VIT Emerging Growth Series IC, MFS VIT Emerging Growth Series SC, MFS VIT Investors Growth Stock Series SC, MFS VIT Investors Trust Series SC, MFS VIT New Discovery Series SC, MFS VIT Research Series IC, Rydex VT Nova Fund, Rydex VT OTC Fund, Rydex VT Precious Metals Fund, Rydex VT US Government Money Market Fund, Rydex VT Ursa Fund, Rydex VT Arktos Fund, Rydex VT Medius Fund, Rydex VT Mekros Fund, Rydex VT Telecommunications Fund, Rydex VT Titan 500 Fund, Rydex VT US Government Bond Fund, Rydex VT Utilities Fund, Rydex VT Velocity 100 Fund, SteinRoe Balanced Fund VS (A), SteinRoe Balanced Fund VS (B), SteinRoe Growth Stock Fund VS (A), SteinRoe Growth Stock Fund VS (B), SteinRoe Money Market Fund VS (A), Liberty Federal Securities Fund VS (A), Liberty Federal Securities Fund VS (B), SteinRoe Small Company Growth Fund VS (A)) (the "Sub-Accounts") as of December 31, 2002, and the related statements of operations and changes in net assets for the year then ended. These financial statements are the responsibility of Keyport Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of changes in net assets of the Sub-Accounts for the year ended December 31, 2001, were audited by other auditors whose report, dated April 19, 2002, expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002, by correspondence with the custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Sub-Accounts as of December 31, 2002; and the results of their operations and changes in their net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in footnote 5 for the year ended December 31, 2001 was derived from the financial statements for the year ended December 31, 2001 audited by other auditors, whose report, dated April 19, 2002 expressed an unqualified opinion.

Deloitte & Touche LLP

Boston, Massachusetts

April 18, 2003

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Assets and Liabilities

December 31, 2002

	Shares	Cost	Value
Assets
Investments at market value:
AIM Variable Insurance Funds, Inc. :
AIM VI Capital Appreciation Series I	924,754	$32,983,090	$15,193,702
AIM VI Growth Series I	177,205	5,021,089	2,002,421
AIM VI International Growth Series I	1,747,502	31,647,801	21,826,302
AIM VI Premier Equity Series I	1,366,989	42,668,531	22,172,555

Alger American Fund :
Alger American Growth Portfolio	1,552,618	82,448,551	38,240,992
Alger American Small Capitalization Portfolio	807,127	32,767,946	9,855,019

Alliance Variable Products Series Fund, Inc. :
Alliance Global Bond Portfolio (A)	1,595,003	18,850,717	20,144,892
Alliance Global Bond Portfolio (B)	458,908	5,077,888	5,754,708
Alliance Growth & Income Portfolio (A)	243,204	5,293,286	4,042,051
Alliance Growth & Income Portfolio (B)	2,029,948	45,641,365	33,473,836
Alliance Growth Portfolio (B)	63,144	924,873	738,789
Alliance International Portfolio (B)	32,758	367,908	323,318
Alliance Premier Growth Portfolio (A)	2,987,685	86,240,695	52,135,105
Alliance Premier Growth Portfolio (B)	1,688,454	64,114,354	29,193,378
Alliance Real Estate Investment Portfolio (A)	66,430	661,815	765,275
Alliance Technology Portfolio (B)	1,258,776	42,927,548	12,562,586
Alliance Total Return Portfolio (B)	89,940	1,502,503	1,373,388
Alliance Worldwide Privatization Portfolio (B)	83,848	969,393	961,739

Brinson Series Trust :
UBS Global AM Tactical Allocation	1,247,376	20,325,901	12,136,969

Exeter Insurance Fund, Inc. :
Exeter Growth Fund	28,001	350,212	315,288
Exeter Moderate Growth Fund	16,623	177,786	164,572

Fidelity VIP Funds :
Fidelity VIP Equity Income Fund - SC2	1,155,095	25,739,617	20,791,706
Fidelity VIP III Dynamic Capital Appreciation Fund - SC2	64,973	385,849	365,149
Fidelity VIP III Growth Opportunities Fund - SC2	855,358	13,635,070	9,956,372

Franklin Templeton Funds:
Templeton Developing Markets Securities Fund 2	287,406	1,977,546	1,347,932

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Assets and Liabilities

December 31, 2002

	Shares	Cost	Value
Assets (continued)
Liberty Variable Investment Trust :
Colonial Global Equity Fund, VS (B)	777,824	$8,004,943	$4,425,819
Colonial High Yield Securities Fund, VS (A)	1,732,333	14,474,578	10,030,208
Colonial High Yield Securities Fund, VS (B)	2,227,072	14,914,234	12,827,932
Colonial International Fund for Growth, VS (A)	17,490,220	34,623,280	22,037,677
Colonial International Horizons Fund, VS (B)	975,224	10,443,971	6,407,222
Colonial Small Cap Value Fund, VS (A)	593,538	5,728,162	6,214,341
Colonial Small Cap Value Fund, VS (B)	1,015,013	11,088,012	10,627,189
Colonial Strategic Income Fund, VS (A)	7,987,087	89,156,787	71,164,949
Colonial Strategic Income Fund, VS (B)	3,080,792	29,053,500	27,419,053
Colonial U.S. Growth & Income Fund, VS (A)	5,940,654	109,464,800	71,109,631
Colonial U.S. Growth & Income Fund, VS (B)	1,926,979	31,891,227	23,027,405
Crabbe Huson Real Estate Investment Fund, VS (B)	422,793	4,015,308	3,961,567
Liberty All-Star Equity Fund, VS (A)	3,574,433	41,558,888	27,809,087
Liberty All-Star Equity Fund, VS (B)	331,721	4,169,061	2,580,788
Liberty Newport Japan Opportunities Fund, VS (A)	8,333	100,000	41,333
Liberty Newport Japan Opportunities Fund, VS (B)	204,358	2,450,885	1,011,571
Liberty S&P 500 Index Fund, VS (A)	8,505	101,559	64,556
Liberty S&P 500 Index Fund, VS (B)	3,249,366	32,627,516	24,597,700
Liberty Select Value Fund, VS (A)	8,463	101,699	102,567
Liberty Select Value Fund, VS (B)	1,746,676	23,604,297	21,152,251
Liberty Value Fund, VS (A)	5,444,195	87,978,611	58,361,771
Liberty Value Fund, VS (B)	667,797	9,457,807	7,145,433
Newport Tiger Fund, VS (A)	3,931,189	7,310,933	5,700,224
Newport Tiger Fund, VS (B)	691,129	1,431,657	1,015,959
Rydex Financial Services Fund, VS (A)	8,520	102,335	92,276
Rydex Financial Services Fund, VS (B)	257,060	3,380,224	2,778,820
Rydex Health Care Fund, VS (A)	8,333	100,000	83,750
Rydex Health Care Fund, VS (B)	471,225	5,934,523	4,735,810
SteinRoe Global Utilities Fund	2,431,254	32,306,575	22,051,473
Wanger Foreign Forty Fund	243,374	3,000,896	2,399,664
Wanger International Small Cap Fund	788,481	12,560,936	10,463,138
Wanger Twenty Fund	627,319	8,976,431	8,901,660
Wanger US Smaller Companies Fund	1,458,359	30,808,226	26,994,230

MFS Variable Insurance Trust :
MFS Bond Series IC	373,373	4,196,365	4,413,263
MFS Emerging Growth Series IC	1,140,195	21,557,704	13,579,722
MFS Emerging Growth Series SC	399,975	10,603,738	4,743,703
MFS Investors Growth Stock Series SC	1,297,701	15,225,651	9,070,927
MFS Investors Trust Series SC	818,327	14,666,281	10,973,764
MFS New Discovery Series SC	500,844	7,582,001	5,198,758
MFS Research Series IC	2,003,681	34,938,884	21,599,683

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Assets and Liabilities

December 31, 2002

	Shares	Cost	Value
Assets (continued)
Rydex Variable Trust :
Rydex OTC Fund	230,782	$4,895,732	$2,088,574
Rydex Nova Fund	20,915	101,911	108,340
Rydex Ursa Fund	20,401	156,242	154,439
Rydex US Government Money Market Fund	4,266,285	4,266,285	4,266,285
Rydex Precious Metals Fund	23,958	152,383	169,865
Rydex Arktos Fund	3,636	136,364	141,939
Rydex Medius Fund	1,006	17,841	17,880
Rydex Mekros Fund	890	17,928	17,892
Rydex Telecommunications Fund	1,981	21,418	27,006
Rydex Titan 500 Fund	380	6,499	6,112
Rydex US Government Bond Fund	2	31	32
Rydex Utilities Fund	6,545	75,637	80,113
Rydex Velocity 100 Fund	1,530	19,886	18,211

SteinRoe Variable Investment Trust :
SteinRoe Balanced Fund VS (A)	6,475,133	104,951,838	76,859,833
SteinRoe Balanced Fund VS (B)	3,815,467	55,987,194	45,098,815
SteinRoe Growth Stock Fund VS (A)	2,265,978	104,918,433	44,141,249
SteinRoe Growth Stock Fund VS (B)	935,180	38,353,735	18,142,497
SteinRoe Money Market Fund VS (A)	177,022,732	177,022,732	177,022,732
Liberty Federal Securities Fund VS (A)	5,873,240	61,931,692	66,778,736
Liberty Federal Securities Fund VS (B)	7,294,538	78,064,132	82,428,283
SteinRoe Small Company Growth Fund VS (A)	827,964	11,668,150	5,704,675

Total assets		$1,985,159,882	1,406,028,426
Liabilities			-
Net assets			$1,406,028,426

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Assets and Liabilities

December 31, 2002

	Deferred Variable Annuity Contracts		Variable
	Units	Value	Annuity Reserve	Total
Net Assets
AIM VI Capital Appreciation Series I	1,586,593	$12,444,315	$2,749,387	$15,193,702
AIM VI Growth Series I	235,845	1,293,414	709,007	2,002,421
AIM VI International Growth Series I	2,668,092	18,562,887	3,263,415	21,826,302
AIM VI Premier Equity Series I	3,336,186	18,771,446	3,401,109	22,172,555
Alger American Growth Portfolio	2,819,539	32,204,786	6,036,206	38,240,992
Alger American Small Capitalization Portfolio	1,356,495	8,837,091	1,017,928	9,855,019
Alliance Global Bond Portfolio (A)	1,524,172	17,630,450	2,514,442	20,144,892
Alliance Global Bond Portfolio (B)	351,707	4,003,986	1,750,722	5,754,708
Alliance Growth & Income Portfolio (A)	332,516	3,399,413	642,638	4,042,051
Alliance Growth & Income Portfolio (B)	3,291,738	26,683,102	6,790,734	33,473,836
Alliance Growth Portfolio (B)	41,471	307,139	431,650	738,789
Alliance International Portfolio (B)	26,670	228,949	94,369	323,318
Alliance Premier Growth Portfolio (A)	3,790,652	44,644,629	7,490,476	52,135,105
Alliance Premier Growth Portfolio (B)	4,734,877	24,809,728	4,383,650	29,193,378
Alliance Real Estate Investment Portfolio (A)	61,543	717,446	47,829	765,275
Alliance Technology Portfolio (B)	2,352,979	11,439,580	1,123,006	12,562,586
Alliance Total Return Portfolio (B)	81,734	720,827	652,561	1,373,388
Alliance Worldwide Privatization Portfolio (B)	129,483	825,108	136,631	961,739
Colonial Global Equity Fund, VS (B)	224,637	1,158,691	410,213	1,568,904
Colonial High Yield Securities Fund, VS (A)	1,024,768	8,378,132	1,652,076	10,030,208
Colonial High Yield Securities Fund, VS (B)	1,383,491	11,129,922	1,698,010	12,827,932
Colonial International Fund for Growth, VS (A)	2,508,546	19,182,243	2,855,434	22,037,677
Colonial International Horizons Fund, VS (B)	479,807	2,886,350	852,850	3,739,200
Colonial Small Cap Value Fund, VS (A)	422,838	4,444,498	1,769,843	6,214,341
Colonial Small Cap Value Fund, VS (B)	875,046	9,196,065	1,431,124	10,627,189
Colonial Strategic Income Fund, VS (A)	3,941,851	60,887,491	10,277,458	71,164,949
Colonial Strategic Income Fund, VS (B)	1,462,962	22,459,180	4,959,873	27,419,053
Colonial U.S. Growth & Income Fund, VS (A)	2,977,597	62,365,270	8,744,361	71,109,631
Colonial U.S. Growth & Income Fund, VS (B)	965,683	20,198,112	2,829,293	23,027,405
Crabbe Huson Real Estate Investment Fund, VS (B)	93,592	1,066,471	593,227	1,659,698
Exeter Growth Fund	20,766	315,288	-	315,288
Exeter Moderate Growth Fund	11,986	164,572	-	164,572
Fidelity VIP Equity Income Fund - SC2	2,215,425	18,203,973	2,587,733	20,791,706
Fidelity VIP III Dynamic Capital Appreciation Fund	35,614	303,178	61,971	365,149
Fidelity VIP III Growth Opportunities Fund - SC2	1,620,640	8,743,645	1,212,727	9,956,372
Liberty All-Star Equity Fund, VS (A)	2,911,057	24,125,858	3,683,229	27,809,087
Liberty All-Star Equity Fund, VS (B)	369,611	2,309,760	271,028	2,580,788
Liberty Federal Securities Fund VS (B)	2,935,815	68,378,832	14,049,451	82,428,283
Liberty Federal Securities Fund VS (A)	2,367,575	55,464,459	11,314,277	66,778,736
Liberty Newport Japan Opportunities Fund, VS (B)	5,607	21,569	1	21,570
Liberty S&P 500 Index Fund, VS (B)	3,737,595	22,017,400	2,580,300	24,597,700
Liberty Select Value Fund, VS (B)	2,052,408	19,309,076	1,843,175	21,152,251
Liberty Value Fund, VS (A)	2,580,388	50,465,712	7,896,059	58,361,771
Liberty Value Fund, VS (B)	321,986	6,255,034	890,399	7,145,433
MFS Bond Series IC	322,953	3,981,755	431,508	4,413,263

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Assets and Liabilities

December 31, 2002

	Deferred Variable Annuity Contracts		Variable
	Units	Value	Annuity Reserve	Total
Net Assets
MFS Emerging Growth Series IC	1,290,296	$11,806,273	$1,773,449	$13,579,722
MFS Emerging Growth Series SC	466,199	4,247,895	495,808	4,743,703
MFS Investors Growth Stock Series SC	1,784,282	8,291,948	778,979	9,070,927
MFS Investors Trust Series SC	1,539,901	9,586,787	1,386,977	10,973,764
MFS New Discovery Series SC	836,252	4,786,290	412,468	5,198,758
MFS Research Series IC	1,992,682	19,037,066	2,562,617	21,599,683
Newport Tiger Fund, VS (A)	707,540	5,052,581	647,643	5,700,224
Newport Tiger Fund, VS (B)	134,342	975,610	40,349	1,015,959
Rydex Arktos Fund	4,034	141,939	-	141,939
Rydex Financial Services Fund, VS (B)	278,721	2,484,498	294,322	2,778,820
Rydex Health Care Fund, VS (B)	592,455	4,511,690	224,120	4,735,810
Rydex Medius Fund	1,042	17,880	-	17,880
Rydex Mekros Fund	1,159	17,892	-	17,892
Rydex Nova Fund	11,004	108,340	-	108,340
Rydex OTC Fund	869,747	2,024,356	64,218	2,088,574
Rydex Precious Metals Fund	4,368	169,865	-	169,865
Rydex Telecommunications Fund	1,833	27,006	-	27,006
Rydex Titan 500 Fund	392	6,112	-	6,112
Rydex Ursa Fund	3,912	154,439	-	154,439
Rydex US Government Bond Fund	1	32	-	32
Rydex US Government Money Market Fund	163,280	4,266,285	-	4,266,285
Rydex Utilities Fund	4,770	80,113	-	80,113
Rydex Velocity 100 Fund	1,469	18,211	-	18,211
SteinRoe Balanced Fund VS (A)	2,290,210	52,579,095	24,280,738	76,859,833
SteinRoe Balanced Fund VS (B)	1,414,782	32,299,581	12,799,234	45,098,815
SteinRoe Global Utilities Fund	1,352,428	19,068,595	2,982,878	22,051,473
SteinRoe Growth Stock Fund VS (A)	1,336,806	35,854,490	8,286,759	44,141,249
SteinRoe Growth Stock Fund VS (B)	581,302	15,553,452	2,589,045	18,142,497
SteinRoe Money Market Fund VS (A)	9,502,329	148,545,645	28,477,087	177,022,732
SteinRoe Small Company Growth Fund VS (A)	232,198	5,302,951	401,724	5,704,675
Templeton Developing Markets Securities Fund 2	197,556	1,242,613	105,319	1,347,932
UBS Global AM Tactical Allocation	1,080,427	7,153,584	4,983,385	12,136,969
Wanger Foreign Forty Fund	353,394	2,071,635	328,029	2,399,664
Wanger International Small Cap Fund	1,605,935	9,475,650	987,488	10,463,138
Wanger Twenty Fund	829,673	8,450,583	451,077	8,901,660
Wanger US Smaller Companies Fund	2,613,829	24,829,333	2,164,897	26,994,230

Net Asset of contracts owners		$1,171,177,147	$225,649,990	1,396,827,137

Retained by Keyport Life Insurance Company				9,201,289

Total net assets				$1,406,028,426

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	AIM VI Capital Appreciation Series I	AIM VI Growth Series I	Alger American Growth Portfolio
	2002	2002	2002
Income
Dividends	$-	$-	$22,949

Expenses
Mortality and expense risk and administrative charges	301,758	42,223	804,987
Net investment income (loss)	$(301,758)	$(42,223)	$(782,038)

Realized gains (losses) on investment
Realized gain (loss)	$(1,906,655)	$(1,437,112)	$(16,145,323)
Realized gain distributions	-	-	-
Realized gain (loss)	$(1,906,655)	$(1,437,112)	$(16,145,323)

Change in unrealized appreciation (depreciation) during the period	$(3,936,716)	$193,584	$(6,770,023)

Net increase (decrease) in net assets from operations	$(6,145,129)	$(1,285,751)	$(23,697,384)

	AIM VI International Growth Series I 1	AIM VI Premier Equity Series I 2	Alliance Global Bond Portfolio (A)
	2002	2002	2002
Income
Dividends	$140,424	$90,500	$238,841

Expenses
Mortality and expense risk and administrative charges	324,463	452,464	296,108
Net investment income (loss)	$(184,039)	$(361,964)	$(57,267)

Realized gains (losses) on investment
Realized gain (loss)	$(74,503)	$(2,749,776)	$27,017
Realized gain distributions	-	-	-
Realized gain (loss)	$(74,503)	$(2,749,776)	$27,017

Change in unrealized appreciation (depreciation) during the period	$(3,657,544)	$(8,523,558)	$2,914,853

Net increase (decrease) in net assets from operations	$(3,916,086)	$(11,635,298)	$2,884,603

1 Changed name from AIM International VI Equity Series I May 1, 2002.

2 Changed name from AIM VI Value Series I May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Alger American Small Capitalization Portfolio	Alliance Growth & Income Portfolio (A)	Alliance Growth & Income Portfolio (B)
	2002	2002	2002
Income
Dividends	$-	$35,862	$216,194

Expenses
Mortality and expense risk and administrative charges	191,977	78,940	560,310
Net investment income (loss)	$(191,977)	$(43,078)	$(344,116)

Realized gains (losses) on investment
Realized gain (loss)	$(2,699,029)	$(246,262)	$(913,762)
Realized gain distributions	-	184,309	1,328,958
Realized gain (loss)	$(2,699,029)	$(61,953)	$415,196

Change in unrealized appreciation (depreciation) during the period	$(1,369,652)	$(1,422,938)	$(10,919,459)

Net increase (decrease) in net assets from operations	$(4,260,658)	$(1,527,969)	$(10,848,379)

	Alliance Global Bond Portfolio (B)	Alliance Growth Portfolio (B)	Alliance International Portfolio (B)
	2002	2002	2002
Income
Dividends	$51,069	$-	$-

Expenses
Mortality and expense risk and administrative charges	81,585	13,638	5,468
Net investment income (loss)	$(30,516)	$(13,638)	$(5,468)

Realized gains (losses) on investment
Realized gain (loss)	$37,393	$(61,990)	$(563)
Realized gain distributions	-	-	-
Realized gain (loss)	$37,393	$(61,990)	$(563)

Change in unrealized appreciation (depreciation) during the period	$748,959	$(263,900)	$(60,175)

Net increase (decrease) in net assets from operations	$755,836	$(339,528)	$(66,206)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Alliance Premier Growth Portfolio (A)	Alliance Premier Growth Portfolio (B)	Alliance Total Return Portfolio (B)
	2002	2002	2002
Income
Dividends	$-	$-	$25,510

Expenses
Mortality and expense risk and administrative charges	1,039,011	573,716	19,739
Net investment income (loss)	$(1,039,011)	$(573,716)	$5,771

Realized gains (losses) on investment
Realized gain (loss)	$(15,060,343)	$(4,157,543)	$(69,997)
Realized gain distributions	-	-	15,520
Realized gain (loss)	$(15,060,343)	$(4,157,543)	$(54,477)

Change in unrealized appreciation (depreciation) during the period	$(13,300,767)	$(11,030,629)	$(145,504)

Net increase (decrease) in net assets from operations	$(29,400,121)	$(15,761,888)	$(194,210)

	Alliance Real Estate Investment Portfolio (A)	Alliance Technology Portfolio (B)	Mitchell Hutchins Balanced Portfolio (I)
	2002	2002	2002
Income
Dividends	$20,391	$-	$-

Expenses
Mortality and expense risk and administrative charges	11,520	292,784	-
Net investment income (loss)	$8,871	$(292,784)	$-

Realized gains (losses) on investment
Realized gain (loss)	$31,972	$(3,510,270)
Realized gain distributions	-	-	-
Realized gain (loss)	$31,972	$(3,510,270)	$-

Change in unrealized appreciation (depreciation) during the period	$(35,120)	$(6,990,347)	$-

Net increase (decrease) in net assets from operations	$5,723	$(10,793,401)	$-

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31,

	Alliance Worldwide Privatization Portfolio (B)	Mitchell Hutchins Growth Portfolio (I)	Mitchell Hutchins Growth & Income Portfolio (I)
	2002	2002	2002
Income
Dividends	$13,685	$-	$-

Expenses
Mortality and expense risk and administrative charges	12,169	-	-
Net investment income (loss)	$1,516	$-	$-

Realized gains (losses) on investment
Realized gain (loss)	$(3,068)	$-	$-
Realized gain distributions	-	-	-
Realized gain (loss)	$(3,068)	$-	$-

Change in unrealized appreciation (depreciation) during the period	$(38,307)	$-	$-

Net increase (decrease) in net assets from operations	$(39,859)	$-	$-

	Mitchell Hutchins Global Equity Portfolio (I)	Mitchell Hutchins Strategic Income Portfolio (I)	UBS Global AM Tactical Allocation 4
	2002	2002	2002
Income
Dividends	$-	$-	$104,051

Expenses
Mortality and expense risk and administrative charges	-	-	253,596
Net investment income (loss)	$-	$-	$(149,545)

Realized gains (losses) on investment
Realized gain (loss)	$	$	$(3,554,580)
Realized gain distributions	-	-	-
Realized gain (loss)	$-	$-	$(3,554,580)

Change in unrealized appreciation (depreciation) during the period	$-	$-	$(1,373,402)

Net increase (decrease) in net assets from operations	$-	$-	$(5,077,527)

4 Changed name from Brinson Tactical Allocation May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Exeter Growth Fund	Exeter Moderate Growth Fund	Fidelity VIP III Growth OpportunitiesFund - SC2
	2002	2002	2002
Income
Dividends	$7,963	$5,061	$69,565

Expenses
Mortality and expense risk and administrative charges	1,178	618	144,281
Net investment income (loss)	$6,785	$4,443	$(74,716)

Realized gains (losses) on investment
Realized gain (loss)	$22	$7	$(50,673)
Realized gain distributions	23,201	4,167	-
Realized gain (loss)	$23,223	$4,174	$(50,673)

Change in unrealized appreciation (depreciation) during the period	$(69,901)	$(18,659)	$(2,447,132)

Net increase (decrease) in net assets from operations	$(39,893)	$(10,042)	$(2,572,521)

	Fidelity VIP Equity Income Fund - SC2	Fidelity VIP III Dynamic Capital Appreciation Fund-SC2	Colonial Global Equity Fund, VS (B)
	2002	2002	2002
Income
Dividends	$267,666	$659	$-

Expenses
Mortality and expense risk and administrative charges	290,577	4,948	30,569
Net investment income (loss)	$(22,911)	$(4,289)	$(30,569)

Realized gains (losses) on investment
Realized gain (loss)	$(161,296)	$(1,656)	$(346,579)
Realized gain distributions	385,754	-	-
Realized gain (loss)	$224,458	$(1,656)	$(346,579)

Change in unrealized appreciation (depreciation) during the period	$(4,352,830)	$(25,656)	$(840,221)

Net increase (decrease) in net assets from operations	$(4,151,283)	$(31,601)	$(1,217,369)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Templeton Developing Markets Securities Fund	Colonial High Yield Securities Fund, VS (B)	Colonial International Fund for Growth, VS (A)
	2002	2002	2002
Income
Dividends	$26,028	$1,026,345	$86,788

Expenses
Mortality and expense risk and administrative charges	29,817	131,468	376,475
Net investment income (loss)	$(3,789)	$894,877	$(289,687)

Realized gains (losses) on investment
Realized gain (loss)	$(57,397)	$(101,240)	$(2,443,093)
Realized gain distributions	-	-	-
Realized gain (loss)	$(57,397)	$(101,240)	$(2,443,093)

Change in unrealized appreciation (depreciation) during the period	$41,971	$(1,155,457)	$(1,415,808)

Net increase (decrease) in net assets from operations	$(19,215)	$(361,820)	$(4,148,588)

	Colonial High Yield Securities Fund, VS (A)	Colonial InternationalHorizons Fund, VS (B)	Colonial Small Cap Value Fund, VS (A)
	2002	2002	2002
Income
Dividends	$816,257	$3,417	$13,317

Expenses
Mortality and expense risk and administrative charges	138,218	65,269	101,497
Net investment income (loss)	$678,039	$(61,852)	$(88,180)

Realized gains (losses) on investment
Realized gain (loss)	$(614,909)	$(273,933)	$(179,781)
Realized gain distributions	-	-	201,914
Realized gain (loss)	$(614,909)	$(273,933)	$22,133

Change in unrealized appreciation (depreciation) during the period	$(532,101)	$(742,340)	$(680,542)

Net increase (decrease) in net assets from operations	$(468,971)	$(1,078,125)	$(746,589)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Colonial Small Cap Value Fund, VS (B)	Colonial Strategic Income Fund, VS (A)	Colonial US Growth & Income Fund, VS (B)
	2002	2002	2002
Income
Dividends	$20,787	$5,696,794	$292,826

Expenses
Mortality and expense risk and administrative charges	149,139	1,080,332	349,007
Net investment income (loss)	$(128,352)	$4,616,462	$(56,181)

Realized gains (losses) on investment
Realized gain (loss)	$(61,918)	$(1,738,741)	$(301,295)
Realized gain distributions	344,222	-	-
Realized gain (loss)	$282,304	$(1,738,741)	$(301,295)

Change in unrealized appreciation (depreciation) during the period	$(1,138,754)	$2,036,299	$(6,299,512)

Net increase (decrease) in net assets from operations	$(984,802)	$4,914,020	$(6,656,988)

	Colonial Strategic Income Fund, VS (B)	Colonial US Growth & Income Fund, VS (A)	Crabbe Huson Real Estate Investment Fund, VS (B)
	2002	2002	2002
Income
Dividends	$2,107,960	$978,987	$190,320

Expenses
Mortality and expense risk and administrative charges	318,605	1,314,643	28,189
Net investment income (loss)	$1,789,355	$(335,656)	$162,131

Realized gains (losses) on investment
Realized gain (loss)	$15,349	$(4,411,388)	$19,921
Realized gain distributions	-	-	66,255
Realized gain (loss)	$15,349	$(4,411,388)	$86,176

Change in unrealized appreciation (depreciation) during the period	$(223,631)	$(20,148,005)	$(255,024)

Net increase (decrease) in net assets from operations	$1,581,073	$(24,895,049)	$(6,717)

See notes to Financial Statements.

sKEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Liberty All-Star Equity Fund, VS (A)	Liberty All-Star Equity Fund, VS (B)	Liberty S&P 500 Index Fund, VS (A)
	2002	2002	2002
Income
Dividends	$58,328	$5,341	$640

Expenses
Mortality and expense risk and administrative charges	513,555	50,394	-
Net investment income (loss)	$(455,227)	$(45,053)	$640

Realized gains (losses) on investment
Realized gain (loss)	$(3,054,362)	$(131,199)	$-
Realized gain distributions	-	-	-
Realized gain (loss)	$(3,054,362)	$(131,199)	$-

Change in unrealized appreciation (depreciation) during the period	$(8,182,730)	$(902,077)	$(19,441)

Net increase (decrease) in net assets from operations	$(11,692,319)	$(1,078,329)	$(18,801)

	Liberty Newport Japan Opportunities Fund, VS (A)	Liberty Newport Japan Opportunities Fund, VS (B)	Liberty Select Value Fund, VS (A)
	2002	2002	2002
Income
Dividends	$-	$-	$236

Expenses
Mortality and expense risk and administrative charges	-	555	-
Net investment income (loss)	$-	$(555)	$236

Realized gains (losses) on investment
Realized gain (loss)	$-	$(13,435)	$-
Realized gain distributions	-	-	-
Realized gain (loss)	$-	$(13,435)	$-

Change in unrealized appreciation (depreciation) during the period	$(6,417)	$(147,587)	$(13,085)

Net increase (decrease) in net assets from operations	$(6,417)	$(161,577)	$(12,849)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Liberty S&P 500 Index Fund, VS (B)	Liberty Value Fund, VS (A)	Liberty Value Fund, VS (B)
	2002	2002	2002
Income
Dividends	$226,989	$903,009	$93,544

Expenses
Mortality and expense risk and administrative charges
Net investment income (loss)	$340,123	$1,030,983	$109,126
	(113,134)	(127,974)	(15,582)
Realized gains (losses) on investment
Realized gain (loss)	$(1,088,230)	$(3,388,719)	$(118,384)
Realized gain distributions	-	528,883	62,710
Realized gain (loss)	$(1,088,230)	$(2,859,836)	$(55,674)

Change in unrealized appreciation (depreciation) during the period	$(5,254,933)	$(15,627,590)	$(1,911,685)

Net increase (decrease) in net assets from operations	$(6,456,297)	$(18,615,400)	$(1,982,941)

	Liberty Select Value Fund, VS (B)	Newport Tiger Fund, VS (A)	Newport Tiger Fund, VS (B)
	2002	2002	2002
Income
Dividends	$17,388	$77,557	$13,511

Expenses
Mortality and expense risk and administrative charges	274,518	125,322	16,956
Net investment income (loss)	$(257,130)	$(47,765)	$(3,445)

Realized gains (losses) on investment
Realized gain (loss)	$333,062	$1,451,610	$44,072
Realized gain distributions	-	-	-
Realized gain (loss)	$333,062	$1,451,610	$44,072

Change in unrealized appreciation (depreciation) during the period	$(2,822,974)	$(751,303)	$(209,326)

Net increase (decrease) in net assets from operations	$(2,747,042)	$652,542	$(168,699)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Financial Services Fund, VS (A)	Rydex Financial Services Fund, VS (B)	SteinRoe Global Utilities Fund, VS (A)
	2002	2002	2002
Income
Dividends	$677	$20,169	$790,231

Expenses
Mortality and expense risk and administrative charges	290	45,919	378,574
Net investment income (loss)	$387	$(25,750)	$411,657

Realized gains (losses) on investment
Realized gain (loss)	$(3,813)	$103,608	$(3,709,319)
Realized gain distributions	280	8,529	-
Realized gain (loss)	$(3,533)	$112,137	$(3,709,319)

Change in unrealized appreciation (depreciation) during the period	$(15,859)	$(505,746)	$(1,327,338)

Net increase (decrease) in net assets from operations	$(19,005)	$(419,359)	$(4,625,000)

	Rydex Health Care Fund, VS (A)	Rydex Health Care Fund, VS (B)	Wanger International Small Cap Fund
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	171	76,603	138,308
Net investment income (loss)	$(171)	$(76,603)	$(138,308)

Realized gains (losses) on investment
Realized gain (loss)	$(12,000)	$(8,071)	$1,138,002
Realized gain distributions	-	-	-
Realized gain (loss)	$(12,000)	$(8,071)	$1,138,002

Change in unrealized appreciation (depreciation) during the period	$(20,667)	$(1,127,579)	$(1,298,624)

Net increase (decrease) in net assets from operations	$(32,838)	$(1,212,253)	$(298,930)

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Wanger Foreign Forty Fund	Wanger US Smaller Companies Fund 6	MFS Bond Series IC
	2002	2002	2002
Income
Dividends	$-	$-	$290,231

Expenses
Mortality and expense risk and administrative charges	31,128	351,966	67,000
Net investment income (loss)	$(31,128)	$(351,966)	$223,231

Realized gains (losses) on investment
Realized gain (loss)	$50,629	$(148,503)	$63,016
Realized gain distributions	-	-	-
Realized gain (loss)	$50,629	$(148,503)	$63,016

Change in unrealized appreciation (depreciation) during the period	$(322,093)	$(4,577,706)	$36,634

Net increase (decrease) in net assets from operations	$(302,592)	$(5,078,175)	$322,881

	Wanger Twenty Fund	MFS Emerging Growth Series IC	MFS Emerging Growth Series SC
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	111,816	265,451	98,558
Net investment income (loss)	$(111,816)	$(265,451)	$(98,558)

Realized gains (losses) on investment
Realized gain (loss)	$(60,814)	$(3,792,751)	$(567,765)
Realized gain distributions	-	-	-
Realized gain (loss)	$(60,814)	$(3,792,751)	$(567,765)

Change in unrealized appreciation (depreciation) during the period	$(546,379)	$(4,522,114)	$(2,355,741)

Net increase (decrease) in net assets from operations	$(719,009)	$(8,580,316)	$(3,022,064)

6 Changed name from Wanger US Small Cap Fund May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	MFS Investors Growth Stock Series SC	MFS Investors Trust Series SC	Rydex OTC Fund
	2002	2002	2002
Income
Dividends	$-	$48,011	$-

Expenses
Mortality and expense risk and administrative charges	157,080	158,509	41,172
Net investment income (loss)	$(157,080)	$(110,498)	$(41,172)

Realized gains (losses) on investment
Realized gain (loss)	$(196,102)	$(111,853)	$(202,405)
Realized gain distributions	-	-	-
Realized gain (loss)	$(196,102)	$(111,853)	$(202,405)

Change in unrealized appreciation (depreciation) during the period	$(3,320,338)	$(2,575,459)	$(1,226,935)

Net increase (decrease) in net assets from operations	$(3,673,520)	$(2,797,810)	$(1,470,512)

	MFS New Discovery Series SC	MFS Research Series IC	Rydex Ursa Fund
	2002	2002	2002
Income
Dividends	$-	$82,123	$896

Expenses
Mortality and expense risk and administrative charges	82,950	409,874	1,591
Net investment income (loss)	$(82,950)	$(327,751)	$(695)

Realized gains (losses) on investment
Realized gain (loss)	$(58,378)	$(4,787,167)	$56,109
Realized gain distributions	-	-	-
Realized gain (loss)	$(58,378)	$(4,787,167)	$56,109

Change in unrealized appreciation (depreciation) during the period	$(2,116,555)	$(3,870,199)	$(1,802)

Net increase (decrease) in net assets from operations	$(2,257,883)	$(8,985,117)	$53,612

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Nova Fund	Rydex US Gov't Money Market Fund	Rydex Precious Metals Fund
	2002	2002	2002
Income
Dividends	$9,168	$13,668	$-

Expenses
Mortality and expense risk and administrative charges	1,022	27,576	614
Net investment income (loss)	$8,146	$(13,908)	$(614)

Realized gains (losses) on investment
Realized gain (loss)	$(64,587)	$-	$(27,377)
Realized gain distributions	-	-	-
Realized gain (loss)	$(64,587)	$-	$(27,377)

Change in unrealized appreciation (depreciation) during the period	$7,162	$-	$17,134

Net increase (decrease) in net assets from operations	$(49,279)	$(13,908)	$(10,857)

	Rydex US Gov't Bond Fund	Rydex Arktos Fund 9	Rydex Biotechnology Fund 9
	2002	2002	2002
Income
Dividends	$135	$812	$-

Expenses
Mortality and expense risk and administrative charges	35	376	214
Net investment income (loss)	$100	$436	$(214)

Realized gains (losses) on investment
Realized gain (loss)	$1,852	$9,174	$(19,032)
Realized gain distributions	-	-	499
Realized gain (loss)	$1,852	$9,174	$(18,533)

Change in unrealized appreciation (depreciation) during the period	$-	$5,575	$-

Net increase (decrease) in net assets from operations	$1,952	$15,185	$(18,747)

9 Commenced operations January 8, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Mekros Fund 9	Rydex Real Estate Fund 10	Rydex Technology Fund 9
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	84	1	224
Net investment income (loss)	$(84)	$(1)	$(224)

Realized gains (losses) on investment
Realized gain (loss)	$(12,017)	$(64)	$7,881
Realized gain distributions	348	1	2,255
Realized gain (loss)	$(11,669)	$(63)	$10,136

Change in unrealized appreciation (depreciation) during the period	$(36)	$-	$-

Net increase (decrease) in net assets from operations	$(11,789)	$(64)	$9,912

	Rydex Electronics Fund 9	Rydex Medius Fund 10	Rydex Titan 500 Fund 10
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	121	57	77
Net investment income (loss)	$(121)	$(57)	$(77)

Realized gains (losses) on investment
Realized gain (loss)	$(17,822)	$(7,562)	$9,561
Realized gain distributions	2,126	-	-
Realized gain (loss)	$(15,696)	$(7,562)	$9,561

Change in unrealized appreciation (depreciation) during the period	$-	$39	$(387)

Net increase (decrease) in net assets from operations	$(15,817)	$(7,580)	$9,097

9 Commenced operations January 8, 2002.

10 Commenced operations April 30, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Telecommunications Fund 9	Rydex Velocity 100 Fund 10
	2002	2002
Income
Dividends	$-	$-

Expenses
Mortality and expense risk and administrative charges	116	253
Net investment income (loss)	$(116)	$(253)

Realized gains (losses) on investment
Realized gain (loss)	$(3,332)	$(62,492)
Realized gain distributions	-	-
Realized gain (loss)	$(3,332)	$(62,492)

Change in unrealized appreciation (depreciation) during the period	$5,588	$(1,675)

Net increase (decrease) in net assets from operations	$2,140	$(64,420)

	Rydex Utilities Fund 9	Rydex Banking Fund 9
	2002	2002
Income
Dividends	$24	$-

Expenses
Mortality and expense risk and administrative charges	249	14
Net investment income (loss)	$(225)	$(14)

Realized gains (losses) on investment
Realized gain (loss)	$336	$(913)
Realized gain distributions	-	-
Realized gain (loss)	$336	$(913)

Change in unrealized appreciation (depreciation) during the period	$4,476	$-

Net increase (decrease) in net assets from operations	$4,587	$(927)

9 Commenced operations January 8, 2002.

10 Commenced operations April 30, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Basic Materials Fund 9	Rydex Consumer Products Fund 9	Rydex Energy Fund 9
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	85	52	143
Net investment income (loss)	$(85)	$(52)	$(143)

Realized gains (losses) on investment
Realized gain (loss)	$(65,490)	$1,804	$23,937
Realized gain distributions	-	-	-
Realized gain (loss)	$(65,490)	$1,804	$23,937

Change in unrealized appreciation (depreciation) during the period	$-	$-	$-

Net increase (decrease) in net assets from operations	$(65,575)	$1,752	$23,794

	Rydex Internet Fund 9	Rydex Leisure Fund 9	Rydex Large Cap European Fund 9
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	55	9	20
Net investment income (loss)	$(55)	$(9)	$(20)

Realized gains (losses) on investment
Realized gain (loss)	$(4,379)	$344	$(4,710)
Realized gain distributions	-	-	-
Realized gain (loss)	$(4,379)	$344	$(4,710)

Change in unrealized appreciation (depreciation) during the period	$-	$-	$-

Net increase (decrease) in net assets from operations	$(4,434)	$335	$(4,730)

9 Commenced operations January 8, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	Rydex Energy Services Fund 9	Rydex Retailing Fund 9	Rydex Transportation Fund 9
	2002	2002	2002
Income
Dividends	$-	$-	$-

Expenses
Mortality and expense risk and administrative charges	1	7	-
Net investment income (loss)	$(1)	$(7)	$-

Realized gains (losses) on investment
Realized gain (loss)	$(1,186)	$8	$(45)
Realized gain distributions	-	-	-
Realized gain (loss)	$(1,186)	$8	$(45)

Change in unrealized appreciation (depreciation) during the period	$-	$-	$-

Net increase (decrease) in net assets from operations	$(1,187)	$1	$(45)

	Rydex Large Cap Japan Fund 9	SteinRoe Growth Stock Fund VS (A)	SteinRoe Small Company Growth Fund VS (A)
	2002	2002	2002
Income
Dividends	$-	$137,263	$-

Expenses
Mortality and expense risk and administrative charges	-	885,813	103,718
Net investment income (loss)	$-	$(748,550)	$(103,718)

Realized gains (losses) on investment
Realized gain (loss)	$(80)	$(22,463,304)	$(316,983)
Realized gain distributions	-	-	-
Realized gain (loss)	$(80)	$(22,463,304)	$(316,983)

Change in unrealized appreciation (depreciation) during the period	$-	$(340,086)	$(1,882,846)

Net increase (decrease) in net assets from operations	$(80)	$(23,551,940)	$(2,303,547)

9 Commenced operations January 8, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Operations

For the Year Ended December 31, 2002

	SteinRoe Balanced Fund VS (A)	SteinRoe Balanced Fund VS (B)	SteinRoe Money Market Fund VS (A)
	2002	2002	2002
Income
Dividends	$3,254,333	$1,276,453	$2,186,868

Expenses
Mortality and expense risk and administrative charges	1,314,329	641,196	2,422,276
Net investment income (loss)	$1,940,004	$635,257	$(235,408)

Realized gains (losses) on investment
Realized gain (loss)	$(7,719,818)	$(372,154)	$-
Realized gain distributions	-	-	-
Realized gain (loss)	$(7,719,818)	$(372,154)	$-

Change in unrealized appreciation (depreciation) during the period	$(7,809,709)	$(6,772,522)	$-

Net increase (decrease) in net assets from operations	$(13,589,523)	$(6,509,419)	$(235,408)

	SteinRoe Growth Stock Fund VS (B)	Liberty Federal Securities Fund VS (B)	Liberty Federal Securities Fund VS (A)
	2002	2002	2002
Income
Dividends	$-	$2,072,430	$2,441,275

Expenses
Mortality and expense risk and administrative charges	335,870	917,470	868,503
Net investment income (loss)	$(335,870)	$1,154,960	$1,572,772

Realized gains (losses) on investment
Realized gain (loss)	$(649,318)	$56,221	$67,774
Realized gain distributions	-	-	-
Realized gain (loss)	$(649,318)	$56,221	$67,774

Change in unrealized appreciation (depreciation) during the period	$(7,773,778)	$3,689,207	$3,053,904

Net increase (decrease) in net assets from operations	$(8,758,966)	$4,900,388	$4,694,450

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	AIM VI Capital Appreciation Series I		AIM VI Growth Series I
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(301,758)	$(383,484)	$(42,223)	$(65,310)
Realized gain (loss)	(1,906,655)	428,325	(1,437,112)	(958,242)
Change in unrealized appreciation (depreciation) during the period	(3,936,716)	(9,019,108)	193,584	(1,683,431)
Net increase (decrease) in net assets from operations	$(6,145,129)	$(8,974,267)	$(1,285,751)	$(2,706,983)

Contract transactions:
Payments received from contract owners	$1,163,199	$5,394,518	$62,031	$535,141
Transfers between accounts, net	(2,054,317)	3,864,296	(608,107)	(152,963)
Transfer for contract terminations and annuity payouts	(2,692,739)	(4,043,355)	(572,226)	(1,250,830)
Net increase (decrease) in net assets from contract transactions	$(3,583,857)	$5,215,459	$(1,118,302)	$(868,652)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(9,728,986)	$(3,758,808)	$(2,404,053)	$(3,575,635)

Net assets at beginning of period	24,922,688	28,681,496	4,406,474	7,982,109
Net assets at end of period	$15,193,702	$24,922,688	$2,002,421	$4,406,474

	AIM VI International Growth Series I 1		AIM VI Premier Equity Series I 2
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(184,039)	$(271,870)	$(361,964)	$(503,750)
Realized gain (loss)	(74,503)	5,230,554	(2,749,776)	411,971
Change in unrealized appreciation (depreciation) during the period	(3,657,544)	(4,590,324)	(8,523,558)	(5,743,075)
Net increase (decrease) in net assets from operations	$(3,916,086)	$368,360	$(11,635,298)	$(5,834,854)

Contract transactions:
Payments received from contract owners	$7,364,616	$13,526,228	$3,083,998	$9,174,778
Transfers between accounts, net	1,648,633	8,302,507	(2,495,643)	3,582,464
Transfer for contract terminations and annuity payouts	(4,085,947)	(12,934,772)	(4,050,905)	(5,438,815)
Net increase (decrease) in net assets from contract transactions	$4,927,302	$8,893,963	$(3,462,550)	$7,318,427
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$1,011,216	$9,262,323	$(15,097,848)	$1,483,573

Net assets at beginning of period	20,815,086	11,552,763	37,270,403	35,786,830
Net assets at end of period	$21,826,302	$20,815,086	$22,172,555	$37,270,403

1 Changed name from AIM International VI Equity Series I May 1, 2002.

2 Changed name from AIM VI Value Series I May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Alger American Growth Portfolio		Alger American Small Capitalization Portfolio
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(782,038)	$(1,067,667)	$(191,977)	$(260,347)
Realized gain (loss)	(16,145,323)	7,560,047	(2,699,029)	(1,197,283)
Change in unrealized appreciation (depreciation) during the period	(6,770,023)	(20,163,063)	(1,369,652)	(6,295,731)
Net increase (decrease) in net assets from operations	$(23,697,384)	$(13,670,683)	$(4,260,658)	$(7,753,361)

Contract transactions:
Payments received from contract owners	$630,301	$2,092,433	$18,384	$611,872
Transfers between accounts, net	(6,431,427)	(8,692,907)	(402,366)	462,192
Transfer for contract terminations and annuity payouts	(8,343,144)	(11,199,776)	(1,911,899)	(2,381,949)
Net increase (decrease) in net assets from contract transactions	$(14,144,270)	$(17,800,250)	$(2,295,881)	$(1,307,885)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(37,841,654)	$(31,470,933)	$(6,556,539)	$(9,061,246)

Net assets at beginning of period	76,082,646	107,553,579	16,411,558	25,472,804
Net assets at end of period	$38,240,992	$76,082,646	$9,855,019	$16,411,558

	Alliance Global Bond Portfolio (A)		Alliance Global Bond Portfolio (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(57,267)	$(356,450)	$(30,516)	$(78,753)
Realized gain (loss)	27,017	(202,148)	37,393	18,736
Change in unrealized appreciation (depreciation) during the period	2,914,853	84,897	748,959	(63,631)
Net increase (decrease) in net assets from operations	$2,884,603	$(473,701)	$755,836	$(123,648)

Contract transactions:
Payments received from contract owners	$285,945	$430,646	$-	$-
Transfers between accounts, net	(212,498)	(2,317,592)	(435,608)	(140,367)
Transfer for contract terminations and annuity payouts	(5,108,963)	(3,958,144)	-	-
Net increase (decrease) in net assets from contract transactions	$(5,035,516)	$(5,845,090)	$(435,608)	$(140,367)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(2,150,913)	$(6,318,791)	$320,228	$(264,015)

Net assets at beginning of period	22,295,805	28,614,596	5,434,480	5,698,495
Net assets at end of period	$20,144,892	$22,295,805	$5,754,708	$5,434,480

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Alliance Growth & Income Portfolio (A)		Alliance Growth & Income Portfolio (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(43,078)	$(65,223)	$(344,116)	$(224,393)
Realized gain (loss)	(61,953)	305,340	415,196	1,105,956
Change in unrealized appreciation (depreciation) during the period	(1,422,938)	(363,286)	(10,919,459)	(1,887,438)
Net increase (decrease) in net assets from operations	$(1,527,969)	$(123,169)	$(10,848,379)	$(1,005,875)

Contract transactions:
Payments received from contract owners	$9,671,756	$25,098,944	$50,453	$225,172
Transfers between accounts, net	(4,997,242)	(17,419,315)	5,772,731	27,011,096
Transfer for contract terminations and annuity payouts	(6,294,774)	(9,211,375)	(327,694)	10
Net increase (decrease) in net assets from contract transactions	$(1,620,260)	$(1,531,746)	$5,495,490	$27,236,278
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(3,148,229)	$(1,654,915)	$(5,352,889)	$26,230,403

Net assets at beginning of period	7,190,280	8,845,195	38,826,725	12,596,322
Net assets at end of period	$4,042,051	$7,190,280	$33,473,836	$38,826,725

	Alliance Growth Portfolio (B) 3		Alliance International Portfolio (B) 3
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(13,638)	$(3,827)	$(5,468)	$(1,465)
Realized gain (loss)	(61,990)	1,013	(563)	2,647
Change in unrealized appreciation (depreciation) during the period	(263,900)	77,815	(60,175)	15,584
Net increase (decrease) in net assets from operations	$(339,528)	$75,001	$(66,206)	$16,766

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	(28,458)	1,146,525	(1,033)	408,049
Transfer for contract terminations and annuity payouts	(104,671)	(10,080)	(32,872)	(1,386)
Net increase (decrease) in net assets from contract transactions	$(133,129)	$1,136,445	$(33,905)	$406,663
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(472,657)	$1,211,446	$(100,111)	$423,429

Net assets at beginning of period	1,211,446	-	423,429	-
Net assets at end of period	$738,789	$1,211,446	$323,318	$423,429

3 Commenced operations October 26, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Alliance Premier Growth Portfolio (A)		Alliance Premier Growth Portfolio (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(1,039,011)	$(1,726,709)	$(573,716)	$(766,593)
Realized gain (loss)	(15,060,343)	(1,337,942)	(4,157,543)	2,403,814
Change in unrealized appreciation (depreciation) during the period	(13,300,767)	(24,543,962)	(11,030,629)	(13,213,209)
Net increase (decrease) in net assets from operations	$(29,400,121)	$(27,608,613)	$(15,761,888)	$(11,575,988)

Contract transactions:
Payments received from contract owners	$4,975,985	$14,449,836	$33,239	$35,841
Transfers between accounts, net	(8,650,556)	(14,531,374)	(6,053,929)	9,207,870
Transfer for contract terminations and annuity payouts	(18,085,840)	(24,139,741)	(290,170)	(21,242)
Net increase (decrease) in net assets from contract transactions	$(21,760,411)	$(24,221,279)	$(6,310,860)	$9,222,469
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(51,160,532)	$(51,829,892)	$(22,072,748)	$(2,353,519)

Net assets at beginning of period	103,295,637	155,125,529	51,266,126	53,619,645
Net assets at end of period	$52,135,105	$103,295,637	$29,193,378	$51,266,126

	Alliance Real Estate Investment Portfolio (A)		Alliance Technology Portfolio (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$8,871	$20,530	$(292,784)	$(437,630)
Realized gain (loss)	31,972	12,044	(3,510,270)	632,458
Change in unrealized appreciation (depreciation) during the period	(35,120)	47,293	(6,990,347)	(10,202,532)
Net increase (decrease) in net assets from operations	$5,723	$79,867	$(10,793,401)	$(10,007,704)

Contract transactions:
Payments received from contract owners	$815	$3,844	$1,208,403	$4,409,247
Transfers between accounts, net	58,444	2,088	(1,650,704)	(167,405)
Transfer for contract terminations and annuity payouts	(211,078)	(176,122)	(1,845,792)	(3,279,190)
Net increase (decrease) in net assets from contract transactions	$(151,819)	$(170,190)	$(2,288,093)	$962,652
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(146,096)	$(90,323)	$(13,081,494)	$(9,045,052)

Net assets at beginning of period	911,371	1,001,694	25,644,080	34,689,132
Net assets at end of period	$765,275	$911,371	$12,562,586	$25,644,080

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Alliance Total Return Portfolio (B) 3		Alliance Worldwide Privatization Portfolio (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$5,771	$(3,816)	$1,516	$(7,377)
Realized gain (loss)	(54,477)	(214)	(3,068)	(46,778)
Change in unrealized appreciation (depreciation) during the period	(145,504)	16,388	(38,307)	50,679
Net increase (decrease) in net assets from operations	$(194,210)	$12,358	$(39,859)	$(3,476)

Contract transactions:
Payments received from contract owners	$275,594	$-	$314,171	$301,848
Transfers between accounts, net	536,447	1,645,468	489,748	204,152
Transfer for contract terminations and annuity payouts	(873,442)	(28,827)	(485,387)	(42,123)
Net increase (decrease) in net assets from contract transactions	$(61,401)	$1,616,641	$318,532	$463,877
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(255,611)	$1,628,999	$278,673	$460,401

Net assets at beginning of period	1,628,999	-	683,066	222,665
Net assets at end of period	$1,373,388	$1,628,999	$961,739	$683,066

	Mitchell Hutchins Balanced Portfolio (I)		Mitchell Hutchins Global Equity Portfolio (I)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$-	$58,042	$-	$(6,580)
Realized gain (loss)	-	(95,984)	-	(229,862)
Change in unrealized appreciation (depreciation) during the period	-	85,648	-	89,435
Net increase (decrease) in net assets from operations	$-	$47,706	$-	$(147,007)

Contract transactions:
Payments received from contract owners	$-	$77,405	$-	$-
Transfers between accounts, net	-	(1,634,855)	-	(431,012)
Transfer for contract terminations and annuity payouts	-	(210,028)	-	(24,263)
Net increase (decrease) in net assets from contract transactions	$-	$(1,767,478)	$-	$(455,275)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$-	$(1,719,772)	$-	$(602,282)

Net assets at beginning of period	-	1,719,772	-	602,282
Net assets at end of period	$-	$-	$-	$-

3 Commenced operations October 26, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Mitchell Hutchins Growth Portfolio (I)			Mitchell Hutchins Growth & Income Portfolio (I)
	2002		2001	2002		2001
Increase (decrease) in net assets from operations:
Net investment income (loss)		$-	$(19,504)		$-	$(2,222)
Realized gain (loss)		-	(1,014,969)		-	(109,028)
Change in unrealized appreciation (depreciation) during the period		-	556,735		-	64,289
Net increase (decrease) in net assets from operations		$-	$(477,738)		$-	$(46,961)

Contract transactions:
Payments received from contract owners	$		$18,008	$		$181,861
Transfers between accounts, net			(1,235,270)			(1,148,708)
Transfer for contract terminations and annuity payouts			(169,490)			(201,530)
Net increase (decrease) in net assets from contract transactions		$-	$(1,386,752)		$-	$(1,168,377)
Increase (decrease) in amounts retained in Variable Account A, net		$-	$-		$-	$-

Total increase (decrease) in net assets		$-	$(1,864,490)		$-	$(1,215,338)

Net assets at beginning of period		-	1,864,490		-	1,215,338
Net assets at end of period		$-	$-		$-	$-

	Mitchell Hutchins Strategic Income Portfolio (I)		USB Global AM Tactical Allocation Portfolio (I) 4
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$-	$17,530	$(149,545)	$182,428
Realized gain (loss)	-	(50,873)	(3,554,580)	1,169,989
Change in unrealized appreciation (depreciation) during the period	-	14,813	(1,373,402)	(5,773,387)
Net increase (decrease) in net assets from operations	$-	$(18,530)	$(5,077,527)	$(4,420,970)

Contract transactions:
Payments received from contract owners	$-	$4,305	$64,423	$5,659,531
Transfers between accounts, net	-	(324,749)	(4,506,911)	(2,259,983)
Transfer for contract terminations and annuity payouts	-	(20,769)	(2,983,190)	(4,883,665)
Net increase (decrease) in net assets from contract transactions	$-	$(341,213)	$(7,425,678)	$(1,484,117)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$-	$(359,743)	$(12,503,205)	$(5,905,087)

Net assets at beginning of period	-	359,743	24,640,174	30,545,261
Net assets at end of period	$-	$-	$12,136,969	$24,640,174

4 Changed name from Brinson Tactical Allocation May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Exeter Growth Fund		Exeter Moderate Growth Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$6,785	$7,143	$4,443	$3,188
Realized gain (loss)	23,223	15,246	4,174	7,127
Change in unrealized appreciation (depreciation) during the period	(69,901)	(5,614)	(18,659)	(5,175)
Net increase (decrease) in net assets from operations	$(39,893)	$16,775	$(10,042)	$5,140

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	-	-	-	-
Transfer for contract terminations and annuity payouts	-	-	-	-
Net increase (decrease) in net assets from contract transactions	$-	$-	$-	$-
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(39,893)	$16,775	$(10,042)	$5,140

Net assets at beginning of period	355,181	338,406	174,614	169,474
Net assets at end of period	$315,288	$355,181	$164,572	$174,614

	Fidelity VIP Equity Income Fund - SC2		Fidelity VIP III Dynamic Capital Appreciation Fund -SC2 5
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(22,911)	$(60,641)	$(4,289)	$(1,090)
Realized gain (loss)	224,458	238,247	(1,656)	(10,661)
Change in unrealized appreciation (depreciation) during the period	(4,352,830)	(786,451)	(25,656)	4,956
Net increase (decrease) in net assets from operations	$(4,151,283)	$(608,845)	$(31,601)	$(6,795)

Contract transactions:
Payments received from contract owners	$7,540,875	$11,272,753	$92,809	$280,316
Transfers between accounts, net	3,553,501	4,960,540	76,366	61,064
Transfer for contract terminations and annuity payouts	(2,615,315)	(3,498,638)	(33,489)	(73,521)
Net increase (decrease) in net assets from contract transactions	$8,479,061	$12,734,655	$135,686	$267,859
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$4,327,778	$12,125,810	$104,085	$261,064

Net assets at beginning of period	16,463,928	4,338,118	261,064	-
Net assets at end of period	$20,791,706	$16,463,928	$365,149	$261,064

5 Commenced operations March 15, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Fidelity VIP III Growth Opportunities Fund - SC2		Templeton Developing Markets Securities Fund 2
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(74,716)	$(82,462)	$(3,789)	$(14,586)
Realized gain (loss)	(50,673)	(35,297)	(57,397)	(48,220)
Change in unrealized appreciation (depreciation) during the period	(2,447,132)	(841,486)	41,971	(131,890)
Net increase (decrease) in net assets from operations	$(2,572,521)	$(959,245)	$(19,215)	$(194,696)

Contract transactions:
Payments received from contract owners	$3,122,623	$5,023,142	$14,076	$24,973
Transfers between accounts, net	1,595,924	2,695,216	(277,269)	165,395
Transfer for contract terminations and annuity payouts	(1,243,478)	(1,557,056)	(138,102)	(95,718)
Net increase (decrease) in net assets from contract transactions	$3,475,069	$6,161,302	$(401,295)	$94,650
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$902,548	$5,202,057	$(420,510)	$(100,046)

Net assets at beginning of period	9,053,824	3,851,767	1,768,442	1,868,488
Net assets at end of period	$9,956,372	$9,053,824	$1,347,932	$1,768,442

	Colonial Global Equity Fund, VS (B)		Colonial High Yield Securities Fund, VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(30,569)	$(46,631)	$678,039	$875,036
Realized gain (loss)	(346,579)	(175,988)	(614,909)	(37,464)
Change in unrealized appreciation (depreciation) during the period	(840,221)	(1,897,677)	(532,101)	(1,333,410)
Net increase (decrease) in net assets from operations	$(1,217,369)	$(2,120,296)	$(468,971)	$(495,838)

Contract transactions:
Payments received from contract owners	$4,291	$24,002	$439,448	$383,491
Transfers between accounts, net	(623,417)	150,905	2,089,336	286,695
Transfer for contract terminations and annuity payouts	(115,002)	(212,025)	(2,779,778)	(1,732,958)
Net increase (decrease) in net assets from contract transactions	$(734,128)	$(37,118)	$(250,994)	$(1,062,772)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(1,951,497)	$(2,157,414)	$(719,965)	$(1,558,610)

Net assets at beginning of period	6,377,316	8,534,730	10,750,173	12,308,783
Net assets at end of period	$4,425,819	$6,377,316	$10,030,208	$10,750,173

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Colonial High Yield Securities Fund, VS (B)		Colonial International Fund for Growth, VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$894,877	$509,471	$(289,687)	$(501,970)
Realized gain (loss)	(101,240)	6,435	(2,443,093)	(622,187)
Change in unrealized appreciation (depreciation) during the period	(1,155,457)	(809,805)	(1,415,808)	(10,009,709)
Net increase (decrease) in net assets from operations	$(361,820)	$(293,899)	$(4,148,588)	$(11,133,866)

Contract transactions:
Payments received from contract owners	$3,796,035	$7,573,878	$117,823	$616,224
Transfers between accounts, net	4,222,352	340,697	(1,796,281)	1,855,940
Transfer for contract terminations and annuity payouts	(1,679,627)	(1,734,825)	(3,597,511)	(4,054,515)
Net increase (decrease) in net assets from contract transactions	$6,338,760	$6,179,750	$(5,275,969)	$(1,582,351)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$5,976,940	$5,885,851	$(9,424,557)	$(12,716,217)

Net assets at beginning of period	6,850,992	965,141	31,462,234	44,178,451
Net assets at end of period	$12,827,932	$6,850,992	$22,037,677	$31,462,234

	Colonial International Horizons Fund, VS (B)		Colonial Small Cap Value Fund, VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(61,852)	$(37,600)	$(88,180)	$(56,879)
Realized gain (loss)	(273,933)	(271,295)	22,133	42,908
Change in unrealized appreciation (depreciation) during the period	(742,340)	(2,285,287)	(680,542)	373,925
Net increase (decrease) in net assets from operations	$(1,078,125)	$(2,594,182)	$(746,589)	$359,954

Contract transactions:
Payments received from contract owners	$17,389	$197,865	$49,992	$107,584
Transfers between accounts, net	121,311	(212,141)	2,062,602	1,214,261
Transfer for contract terminations and annuity payouts	(403,089)	(488,695)	(691,110)	(735,120)
Net increase (decrease) in net assets from contract transactions	$(264,389)	$(502,971)	$1,421,484	$586,725
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(1,342,514)	$(3,097,153)	$674,895	$946,679

Net assets at beginning of period	7,749,736	10,846,889	5,539,446	4,592,767
Net assets at end of period	$6,407,222	$7,749,736	$6,214,341	$5,539,446

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Colonial Small Cap Value Fund, VS (B)		Colonial Strategic Income Fund, VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(128,352)	$(58,838)	$4,616,462	$5,912,902
Realized gain (loss)	282,304	62,356	(1,738,741)	(553,428)
Change in unrealized appreciation (depreciation) during the period	(1,138,754)	534,779	2,036,299	(3,308,095)
Net increase (decrease) in net assets from operations	$(984,802)	$538,297	$4,914,020	$2,051,379

Contract transactions:
Payments received from contract owners	$3,012,790	$4,640,659	$721,602	$1,214,043
Transfers between accounts, net	2,135,690	794,433	(2,948,160)	(2,417,975)
Transfer for contract terminations and annuity payouts	(1,096,809)	(1,454,633)	(13,543,666)	(11,793,938)
Net increase (decrease) in net assets from contract transactions	$4,051,671	$3,980,459	$(15,770,224)	$(12,997,870)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$3,066,869	$4,518,756	$(10,856,204)	$(10,946,491)

Net assets at beginning of period	7,560,320	3,041,564	82,021,153	92,967,644
Net assets at end of period	$10,627,189	$7,560,320	$71,164,949	$82,021,153

	Colonial Strategic Income Fund, VS (B)		Colonial US Growth & Income Fund, VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$1,789,355	$1,263,281	$(335,656)	$(476,420)
Realized gain (loss)	15,349	(22,953)	(4,411,388)	14,963,780
Change in unrealized appreciation (depreciation) during the period	(223,631)	(1,127,838)	(20,148,005)	(17,012,655)
Net increase (decrease) in net assets from operations	$1,581,073	$112,490	$(24,895,049)	$(2,525,295)

Contract transactions:
Payments received from contract owners	$8,812,236	$12,323,932	$792,654	$2,021,544
Transfers between accounts, net	4,935,949	5,312,430	(2,147,337)	5,260,611
Transfer for contract terminations and annuity payouts	(4,452,758)	(4,158,183)	(12,294,442)	(12,536,486)
Net increase (decrease) in net assets from contract transactions	$9,295,427	$13,478,179	$(13,649,125)	$(5,254,331)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$10,876,500	$13,590,669	$(38,544,174)	$(7,779,626)

Net assets at beginning of period	16,542,553	2,951,884	109,653,805	117,433,431
Net assets at end of period	$27,419,053	$16,542,553	$71,109,631	$109,653,805

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Colonial US Growth & Income Fund, VS (B)		Crabbe Huson Real Estate Investment Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(56,181)	$55,331	$162,131	$180,264
Realized gain (loss)	(301,295)	2,460,793	86,176	51,167
Change in unrealized appreciation (depreciation) during the period	(6,299,512)	(2,345,671)	(255,024)	326,582
Net increase (decrease) in net assets from operations	$(6,656,988)	$170,453	$(6,717)	$558,013

Contract transactions:
Payments received from contract owners	$8,149,368	$14,206,421	$22,995	$504,970
Transfers between accounts, net	3,895,969	7,374,511	(177,175)	(259,623)
Transfer for contract terminations and annuity payouts	(4,322,063)	(3,324,665)	(234,899)	(348,766)
Net increase (decrease) in net assets from contract transactions	$7,723,274	$18,256,267	$(389,079)	$(103,419)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$1,066,286	$18,426,720	$(395,796)	$454,594

Net assets at beginning of period	21,961,119	3,534,399	4,357,363	3,902,769
Net assets at end of period	$23,027,405	$21,961,119	$3,961,567	$4,357,363

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Liberty All-Star Equity Fund, VS (A)		Liberty All-Star Equity Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(455,227)	$(606,687)	$(45,053)	$(39,918)
Realized gain (loss)	(3,054,362)	281,247	(131,199)	66,280
Change in unrealized appreciation (depreciation) during the period	(8,182,730)	(7,930,022)	(902,077)	(540,952)
Net increase (decrease) in net assets from operations	$(11,692,319)	$(8,255,462)	$(1,078,329)	$(514,590)

Contract transactions:
Payments received from contract owners	$398,865	$848,921	$372,866	$2,011,117
Transfers between accounts, net	(2,159,007)	(323,879)	(111,911)	492,644
Transfer for contract terminations and annuity payouts	(5,046,162)	(7,134,642)	(467,827)	(550,356)
Net increase (decrease) in net assets from contract transactions	$(6,806,304)	$(6,609,600)	$(206,872)	$1,953,405
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(18,498,623)	$(14,865,062)	$(1,285,201)	$1,438,815

Net assets at beginning of period	46,307,710	61,172,772	3,865,989	2,427,174
Net assets at end of period	$27,809,087	$46,307,710	$2,580,788	$3,865,989

	Liberty Newport Japan Opportunities Fund, VS (A)		Liberty Newport Japan Opportunities Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$-	$-	$(555)	$(877)
Realized gain (loss)	-	-	(13,435)	(2,763)
Change in unrealized appreciation (depreciation) during the period	(6,417)	(22,583)	(147,587)	(556,051)
Net increase (decrease) in net assets from operations	$(6,417)	$(22,583)	$(161,577)	$(559,691)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$4,405
Transfers between accounts, net	-	-	(8,925)	(32,377)
Transfer for contract terminations and annuity payouts	-	-	(1,180)	-
Net increase (decrease) in net assets from contract transactions	$-	$-	$(10,105)	$(27,972)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(6,417)	$(22,583)	$(171,682)	$(587,663)

Net assets at beginning of period	47,750	70,333	1,183,253	1,770,916
Net assets at end of period	$41,333	$47,750	$1,011,571	$1,183,253

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Liberty S&P 500 Index Fund, VS (A)		Liberty S&P 500 Index Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$640	$460	$(113,134)	$(56,560)
Realized gain (loss)	-	-	(1,088,230)	(4,452)
Change in unrealized appreciation (depreciation) during the period	(19,441)	(11,976)	(5,254,933)	(2,098,564)
Net increase (decrease) in net assets from operations	$(18,801)	$(11,516)	$(6,456,297)	$(2,159,576)

Contract transactions:
Payments received from contract owners	$-	$-	$7,256,478	$16,104,669
Transfers between accounts, net	-	-	5,211,456	5,436,180
Transfer for contract terminations and annuity payouts	-	-	(2,722,213)	(4,671,590)
Net increase (decrease) in net assets from contract transactions	$-	$-	$9,745,721	$16,869,259
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$(4,006,058)	$-

Total increase (decrease) in net assets	$(18,801)	$(11,516)	$(716,634)	$14,709,683

Net assets at beginning of period	83,357	94,873	25,314,334	10,604,651
Net assets at end of period	$64,556	$83,357	$24,597,700	$25,314,334

	Liberty Select Value Fund, VS (A)		Liberty Select Value Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$236	$252	$(257,130)	$(60,274)
Realized gain (loss)	-	168	333,062	21,247
Change in unrealized appreciation (depreciation) during the period	(13,085)	3,619	(2,822,974)	148,088
Net increase (decrease) in net assets from operations	$(12,849)	$4,039	$(2,747,042)	$109,061

Contract transactions:
Payments received from contract owners	$-	$-	$6,823,492	$7,465,263
Transfers between accounts, net	-	-	6,424,175	5,888,496
Transfer for contract terminations and annuity payouts	-	-	(2,378,714)	(1,729,331)
Net increase (decrease) in net assets from contract transactions	$-	$-	$10,868,953	$11,624,428
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$(2,308,413)	$-

Total increase (decrease) in net assets	$(12,849)	$4,039	$5,813,498	$11,733,489

Net assets at beginning of period	115,416	111,377	15,338,753	3,605,264
Net assets at end of period	$102,567	$115,416	$21,152,251	$15,338,753

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Liberty Value Fund, VS (A)		Liberty Value Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(127,974)	$(147,486)	$(15,582)	$18,161
Realized gain (loss)	(2,859,836)	8,005,327	(55,674)	475,509
Change in unrealized appreciation (depreciation) during the period	(15,627,590)	(10,022,492)	(1,911,685)	(449,716)
Net increase (decrease) in net assets from operations	$(18,615,400)	$(2,164,651)	$(1,982,941)	$43,954

Contract transactions:
Payments received from contract owners	$595,744	$1,332,392	$2,127,491	$4,173,577
Transfers between accounts, net	(1,443,204)	(7,006,744)	1,425,903	2,381,568
Transfer for contract terminations and annuity payouts	(10,290,528)	(11,032,731)	(1,370,144)	(681,604)
Net increase (decrease) in net assets from contract transactions	$(11,137,988)	$(16,707,083)	$2,183,250	$5,873,541
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(29,753,388)	$(18,871,734)	$200,309	$5,917,495

Net assets at beginning of period	88,115,159	106,986,893	6,945,124	1,027,629
Net assets at end of period	$58,361,771	$88,115,159	$7,145,433	$6,945,124

	Newport Tiger Fund, VS (A)		Newport Tiger Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(47,765)	$(77,521)	$(3,445)	$(3,243)
Realized gain (loss)	1,451,610	171,172	44,072	473,411
Change in unrealized appreciation (depreciation) during the period	(751,303)	(1,640,911)	(209,326)	(139,529)
Net increase (decrease) in net assets from operations	$652,542	$(1,547,260)	$(168,699)	$330,639

Contract transactions:
Payments received from contract owners	$299,924	$220,858	$255,298	$335,239
Transfers between accounts, net	(3,508,775)	(391,868)	553,691	(137,870)
Transfer for contract terminations and annuity payouts	(1,570,277)	(1,019,874)	(649,536)	(83,691)
Net increase (decrease) in net assets from contract transactions	$(4,779,128)	$(1,190,884)	$159,453	$113,678
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(4,126,586)	$(2,738,144)	$(9,246)	$444,317

Net assets at beginning of period	9,826,810	12,564,954	1,025,205	580,888
Net assets at end of period	$5,700,224	$9,826,810	$1,015,959	$1,025,205

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex Financial Services Fund, VS (A)		Rydex Financial Services Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$387	$420	$(25,750)	$(15,290)
Realized gain (loss)	(3,533)	-	112,137	(20,126)
Change in unrealized appreciation (depreciation) during the period	(15,859)	(15,120)	(505,746)	(349,736)
Net increase (decrease) in net assets from operations	$(19,005)	$(14,700)	$(419,359)	$(385,152)

Contract transactions:
Payments received from contract owners	$-	$-	$1,532,505	$1,645,215
Transfers between accounts, net	4,138	-	(754,803)	672,334
Transfer for contract terminations and annuity payouts	(35)	-	(334,190)	(378,394)
Net increase (decrease) in net assets from contract transactions	$4,103	$-	$443,512	$1,939,155
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$(1,002,559)	$-

Total increase (decrease) in net assets	$(14,902)	$(14,700)	$(978,406)	$1,554,003

Net assets at beginning of period	107,178	121,878	3,757,226	2,203,223
Net assets at end of period	$92,276	$107,178	$2,778,820	$3,757,226

	Rydex Health Care Fund, VS (A)		Rydex Health Care Fund, VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(171)	$-	$(76,603)	$(52,689)
Realized gain (loss)	(12,000)	-	(8,071)	(5,233)
Change in unrealized appreciation (depreciation) during the period	(20,667)	(14,083)	(1,127,579)	(362,767)
Net increase (decrease) in net assets from operations	$(32,838)	$(14,083)	$(1,212,253)	$(420,689)

Contract transactions:
Payments received from contract owners	$-	$-	$960,884	$2,162,238
Transfers between accounts, net	12,919	-	639,697	1,781,947
Transfer for contract terminations and annuity payouts	(748)	-	(599,032)	(471,234)
Net increase (decrease) in net assets from contract transactions	$12,171	$-	$1,001,549	$3,472,951
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$(915,750)	$-

Total increase (decrease) in net assets	$(20,667)	$(14,083)	$(1,126,454)	$3,052,262

Net assets at beginning of period	104,417	118,500	5,862,264	2,810,002
Net assets at end of period	$83,750	$104,417	$4,735,810	$5,862,264

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	SteinRoe Global Utilities Fund, VS (A)		Wanger Foreign Forty Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$411,657	$16,730	$(31,128)	$(16,920)
Realized gain (loss)	(3,709,319)	(1,137,450)	50,629	295,605
Change in unrealized appreciation (depreciation) during the period	(1,327,338)	(5,596,004)	(322,093)	(286,441)
Net increase (decrease) in net assets from operations	$(4,625,000)	$(6,716,724)	$(302,592)	$(7,756)

Contract transactions:
Payments received from contract owners	$156,318	$572,812	$863,166	$1,271,261
Transfers between accounts, net	(3,055,765)	(4,440,549)	612,583	683,133
Transfer for contract terminations and annuity payouts	(3,694,123)	(5,186,355)	(551,980)	(325,323)
Net increase (decrease) in net assets from contract transactions	$(6,593,570)	$(9,054,092)	$923,769	$1,629,071
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(11,218,570)	$(15,770,816)	$621,177	$1,621,315

Net assets at beginning of period	33,270,043	49,040,859	1,778,487	157,172
Net assets at end of period	$22,051,473	$33,270,043	$2,399,664	$1,778,487

	Wanger International Small Cap Fund		Wanger Twenty Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(138,308)	$(55,359)	$(111,816)	$(37,364)
Realized gain (loss)	1,138,002	874,805	(60,814)	(9,120)
Change in unrealized appreciation (depreciation) during the period	(1,298,624)	(797,236)	(546,379)	461,866
Net increase (decrease) in net assets from operations	$(298,930)	$22,210	$(719,009)	$415,382

Contract transactions:
Payments received from contract owners	$3,219,236	$2,875,814	$2,936,523	$2,955,821
Transfers between accounts, net	2,295,426	8,624,726	1,970,261	2,136,603
Transfer for contract terminations and annuity payouts	(1,692,225)	(4,848,055)	(676,899)	(474,250)
Net increase (decrease) in net assets from contract transactions	$3,822,437	$6,652,485	$4,229,885	$4,618,174
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$3,523,507	$6,674,695	$3,510,876	$5,033,556

Net assets at beginning of period	6,939,631	264,936	5,390,784	357,228
Net assets at end of period	$10,463,138	$6,939,631	$8,901,660	$5,390,784

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Wanger US Smaller Companies Fund 6		MFS Bond Series IC
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(351,966)	$(98,296)	$223,231	$367,846
Realized gain (loss)	(148,503)	59,461	63,016	84,270
Change in unrealized appreciation (depreciation) during the period	(4,577,706)	754,518	36,634	31,708
Net increase (decrease) in net assets from operations	$(5,078,175)	$715,683	$322,881	$483,824

Contract transactions:
Payments received from contract owners	$10,497,229	$11,245,193	$68,426	$245,736
Transfers between accounts, net	7,465,094	6,961,804	(406,656)	121,878
Transfer for contract terminations and annuity payouts	(3,267,541)	(1,966,894)	(1,475,514)	(2,488,235)
Net increase (decrease) in net assets from contract transactions	$14,694,782	$16,240,103	$(1,813,744)	$(2,120,621)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$9,616,607	$16,955,786	$(1,490,863)	$(1,636,797)

Net assets at beginning of period	17,377,623	421,837	5,904,126	7,540,923
Net assets at end of period	$26,994,230	$17,377,623	$4,413,263	$5,904,126

	MFS Emerging Growth Series IC		MFS Emerging Growth Series SC
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(265,451)	$(467,406)	$(98,558)	$(96,617)
Realized gain (loss)	(3,792,751)	(2,165,894)	(567,765)	329,731
Change in unrealized appreciation (depreciation) during the period	(4,522,114)	(14,252,708)	(2,355,741)	(2,853,139)
Net increase (decrease) in net assets from operations	$(8,580,316)	$(16,886,008)	$(3,022,064)	$(2,620,025)

Contract transactions:
Payments received from contract owners	$332,226	$837,576	$939,526	$4,811,362
Transfers between accounts, net	(2,093,158)	(3,133,112)	(622,053)	2,912,548
Transfer for contract terminations and annuity payouts	(2,723,780)	(4,669,044)	(782,061)	(1,634,801)
Net increase (decrease) in net assets from contract transactions	$(4,484,712)	$(6,964,580)	$(464,588)	$6,089,109
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(13,065,028)	$(23,850,588)	$(3,486,652)	$3,469,084

Net assets at beginning of period	26,644,750	50,495,338	8,230,355	4,761,271
Net assets at end of period	$13,579,722	$26,644,750	$4,743,703	$8,230,355

6 Changed name from Wanger US Small Cap Fund May 1, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	MFS Investors Growth Stock Series SC 7		MFS Investors Trust Series SC 8
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(157,080)	$(123,115)	$(110,498)	$(72,304)
Realized gain (loss)	(196,102)	52,974	(111,853)	106,323
Change in unrealized appreciation (depreciation) during the period	(3,320,338)	(2,378,358)	(2,575,459)	(1,078,025)
Net increase (decrease) in net assets from operations	$(3,673,520)	$(2,448,499)	$(2,797,810)	$(1,044,006)

Contract transactions:
Payments received from contract owners	$2,213,564	$5,879,474	$2,966,681	$6,259,010
Transfers between accounts, net	719,742	3,972,890	1,997,377	3,704,982
Transfer for contract terminations and annuity payouts	(1,411,720)	(1,680,117)	(1,205,246)	(1,684,117)
Net increase (decrease) in net assets from contract transactions	$1,521,586	$8,172,247	$3,758,812	$8,279,875
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(2,151,934)	$5,723,748	$961,002	$7,235,869

Net assets at beginning of period	11,222,861	5,499,113	10,012,762	2,776,893
Net assets at end of period	$9,070,927	$11,222,861	$10,973,764	$10,012,762

	MFS New Discovery Series SC		MFS Research Series IC
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(82,950)	$(58,256)	$(327,751)	$(619,100)
Realized gain (loss)	(58,378)	136,794	(4,787,167)	4,913,261
Change in unrealized appreciation (depreciation) during the period	(2,116,555)	(156,049)	(3,870,199)	(16,598,085)
Net increase (decrease) in net assets from operations	$(2,257,883)	$(77,511)	$(8,985,117)	$(12,303,924)

Contract transactions:
Payments received from contract owners	$1,624,067	$2,638,867	$431,109	$672,710
Transfers between accounts, net	774,355	1,311,342	(3,531,415)	(2,678,836)
Transfer for contract terminations and annuity payouts	(380,610)	(815,151)	(4,098,900)	(5,064,776)
Net increase (decrease) in net assets from contract transactions	$2,017,812	$3,135,058	$(7,199,206)	$(7,070,902)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(240,071)	$3,057,547	$(16,184,323)	$(19,374,826)

Net assets at beginning of period	5,438,829	2,381,282	37,784,006	57,158,832
Net assets at end of period	$5,198,758	$5,438,829	$21,599,683	$37,784,006

7 Changed name from MFS Growth Series SC May 1, 2001

8 Changed name from MFS Growth with Income Series SC May 1, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex OTC Fund		Rydex Nova Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(41,172)	$(38,606)	$8,146	$(910)
Realized gain (loss)	(202,405)	(39)	(64,587)	4,354
Change in unrealized appreciation (depreciation) during the period	(1,226,935)	(929,703)	7,162	(733)
Net increase (decrease) in net assets from operations	$(1,470,512)	$(968,348)	$(49,279)	$2,711

Contract transactions:
Payments received from contract owners	$333,505	$1,511,286	$-	$-
Transfers between accounts, net	37,615	1,639,289	104,463	52,646
Transfer for contract terminations and annuity payouts	(324,425)	(406,985)	(2,201)	-
Net increase (decrease) in net assets from contract transactions	$46,695	$2,743,590	$102,262	$52,646
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(1,423,817)	$1,775,242	$52,983	$55,357

Net assets at beginning of period	3,512,391	1,737,149	55,357
Net assets at end of period	$2,088,574	$3,512,391	$108,340	$55,357

	Rydex Ursa Fund		Rydex US Gov't Bond Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(695)	$24,601	$100	$230
Realized gain (loss)	56,109	(12,247)	1,852	1,372
Change in unrealized appreciation (depreciation) during the period	(1,802)	(1)	-	-
Net increase (decrease) in net assets from operations	$53,612	$12,353	$1,952	$1,602

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	(597,981)	690,282	(1,920)	(1,602)
Transfer for contract terminations and annuity payouts	(3,827)	-	-	-
Net increase (decrease) in net assets from contract transactions	$(601,808)	$690,282	$(1,920)	$(1,602)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(548,196)	$702,635	$32	$-

Net assets at beginning of period	702,635		-	-
Net assets at end of period	$154,439	$702,635	$32	$-

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex US Gov't Money Market Fund		Rydex Precious Metals Fund
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(13,908)	$9,098	$(614)	$(39)
Realized gain (loss)	-	-	(27,377)	(619)
Change in unrealized appreciation (depreciation) during the period	-	-	17,134	348
Net increase (decrease) in net assets from operations	$(13,908)	$9,098	$(10,857)	$(310)

Contract transactions:
Payments received from contract owners	$3,593,253	$2,517,494	$-	$-
Transfers between accounts, net	(280,307)	(791,685)	169,409	11,623
Transfer for contract terminations and annuity payouts	(758,936)	(146,420)	-	-
Net increase (decrease) in net assets from contract transactions	$2,554,010	$1,579,389	$169,409	$11,623
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$2,540,102	$1,588,487	$158,552	$11,313

Net assets at beginning of period	1,726,183	137,696	11,313	-
Net assets at end of period	$4,266,285	$1,726,183	$169,865	$11,313

	Rydex Arktos Fund 9	Rydex Biotechnology Fund 9	Rydex Electronics Fund 9	Rydex Medius Fund 10
	2002	2002	2002	2002
Increase (decrease) in net assets from operations:
Net investment income (loss)	$436	$(214)	$(121)	$(57)
Realized gain (loss)	9,174	(18,533)	(15,696)	(7,562)
Change in unrealized appreciation (depreciation) during the period	5,575	-	-	39
Net increase (decrease) in net assets from operations	$15,185	$(18,747)	$(15,817)	$(7,580)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	130,581	21,718	17,892	25,460
Transfer for contract terminations and annuity payouts	(3,827)	(2,971)	(2,075)	-
Net increase (decrease) in net assets from contract transactions	$126,754	$18,747	$15,817	$25,460
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$141,939	$-	$-	$17,880

Net assets at beginning of period	-	-	-	-
Net assets at end of period	$141,939	$-	$-	$17,880

9 Commenced operations January 8, 2002.

10 Commenced operations April 30, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex Mekros Fund 9	Rydex Real Estate Fund 10	Rydex Technology Fund 9	Rydex Telecommunication Fund 10
	2002	2002	2002	2002
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(84)	$(1)	$(224)	$(116)
Realized gain (loss)	(11,669)	(63)	10,136	(3,332)
Change in unrealized appreciation (depreciation) during the period	(36)	-	-	5,588
Net increase (decrease) in net assets from operations	$(11,789)	$(64)	$9,912	$2,140

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	31,820	64	(9,912)	24,875
Transfer for contract terminations and annuity payouts	(2,139)	-	-	(9)
Net increase (decrease) in net assets from contract transactions	$29,681	$64	$(9,912)	$24,866
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$17,892	$-	$-	$27,006

Net assets at beginning of period	-	-	-	-
Net assets at end of period	$17,892	$-	$-	$27,006

	Rydex Titan 500 Fund 10	Rydex Utilities Fund 9	Rydex Velocity 100 Fund 10	Rydex Banking Fund 9
	2002	2002	2002	2002
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(77)	$(225)	$(253)	$(14)
Realized gain (loss)	9,561	336	(62,492)	(913)
Change in unrealized appreciation (depreciation) during the period	(387)	4,476	(1,675)	-
Net increase (decrease) in net assets from operations	$9,097	$4,587	$(64,420)	$(927)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	(1,985)	75,526	89,059	927
Transfer for contract terminations and annuity payouts	(1,000)	-	(6,428)	-
Net increase (decrease) in net assets from contract transactions	$(2,985)	$75,526	$82,631	$927
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$6,112	$80,113	$18,211	$-

Net assets at beginning of period	-	-	-	-
Net assets at end of period	$6,112	$80,113	$18,211	$-

9 Commenced operations January 8, 2002.

10 Commenced operations April 30, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex Basic Materials Fund9	Rydex Consumer Products Fund9	Rydex Energy Fund9	Rydex Energy Services Fund9
	2002	2002	2002	2002
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(85)	$(52)	$(143)	$(1)
Realized gain (loss)	(65,490)	1,804	23937	(1,186)
Change in unrealized appreciation (depreciation) during the period	-	-	-	-
Net increase (decrease) in net assets from operations	$(65,575)	$1,752	$23,794	$(1,187)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	65,575	(1,705)	(23,794)	1,187
Transfer for contract terminations and annuity payouts	-	(47)	-	-
Net increase (decrease) in net assets from contract transactions	$65,575	$(1,752)	$(23,794)	$1,187
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$-	$-	$-	$-

Net assets at beginning of period	-	-	-	-
Net assets at end of period	$-	$-	$-	$-

	Rydex Internet Fund 9	Rydex Leisure Fund 9	Rydex Large Cap Europe Fund 9	Rydex Large Cap Japan Fund 9
	2002	2002	2002	2002
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(55)	$(9)	$(20)	$-
Realized gain (loss)	(4,379)	344	(4,710)	(80)
Change in unrealized appreciation (depreciation) during the period	-	-	-	-
Net increase (decrease) in net assets from operations	$(4,434)	$335	$(4,730)	$(80)

Contract transactions:
Payments received from contract owners	$-	$-	$-	$-
Transfers between accounts, net	4,434	(326)	6,730	80
Transfer for contract terminations and annuity payouts	-	(9)	(2,000)	-
Net increase (decrease) in net assets from contract transactions	$4,434	$(335)	$4,730	$80
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$-	$-	$-	$-

Net assets at beginning of period	-	-	-	-
Net assets at end of period	$-	$-	$-	$-

9 Commenced operations January 8, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Rydex Retailing Fund 9	Rydex Transportation Fund 9	SteinRoe Balanced Fund VS (A)
	2002	2002	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(7)	$-	$1,940,004	$2,219,137
Realized gain (loss)	8	(45)	(7,719,818)	2,807,813
Change in unrealized appreciation (depreciation) during the period	-	0	(7,809,709)	(20,115,533)
Net increase (decrease) in net assets from operations	$1	$(45)	$(13,589,523)	$(15,088,583)

Contract transactions:
Payments received from contract owners	$-	$-	$1,563,401	$4,226,263
Transfers between accounts, net	8	45	(7,235,967)	(3,029,860)
Transfer for contract terminations and annuity payouts	(9)	-	(17,261,034)	(18,396,669)
Net increase (decrease) in net assets from contract transactions	$(1)	$45	$(22,933,600)	$(17,200,266)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$-	$-	$(36,523,123)	$(32,288,849)

Net assets at beginning of period	-	-	113,382,956	145,671,805
Net assets at end of period	$-	$-	$76,859,833	$113,382,956

	SteinRoe Growth Stock Fund VS (A)		SteinRoe Growth Stock Fund VS (B)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$(748,550)	$(1,473,683)	$(335,870)	$(329,880)
Realized gain (loss)	(22,463,304)	16,335,475	(649,318)	3,322,385
Change in unrealized appreciation (depreciation) during the period	(340,086)	(48,441,045)	(7,773,778)	(9,794,212)
Net increase (decrease) in net assets from operations	$(23,551,940)	$(33,579,253)	$(8,758,966)	$(6,801,707)

Contract transactions:
Payments received from contract owners	$691,049	$3,023,347	$4,050,783	$15,734,790
Transfers between accounts, net	(7,223,065)	(6,880,248)	(705,785)	7,774,346
Transfer for contract terminations and annuity payouts	(9,098,916)	(14,872,066)	(3,244,970)	(6,184,154)
Net increase (decrease) in net assets from contract transactions	$(15,630,932)	$(18,728,967)	$100,028	$17,324,982
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$(39,182,872)	$(52,308,220)	$(8,658,938)	$10,523,275

Net assets at beginning of period	83,324,121	135,632,341	26,801,435	16,278,160
Net assets at end of period	$44,141,249	$83,324,121	$18,142,497	$26,801,435

9 Commenced operations January 8, 2002.

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	SteinRoe Balanced Fund VS (B)		SteinRoe Money Market Fund VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$635,257	$177,011	$(235,408)	$3,151,928
Realized gain (loss)	(372,154)	705,568	-	-
Change in unrealized appreciation (depreciation) during the period	(6,772,522)	(3,738,458)	-	-
Net increase (decrease) in net assets from operations	$(6,509,419)	$(2,855,879)	$(235,408)	$3,151,928

Contract transactions:
Payments received from contract owners	$13,210,351	$40,713,535	$78,802,000	$118,254,959
Transfers between accounts, net	4,406,045	8,135,408	137,869,723	30,964,343
Transfer for contract terminations and annuity payouts	(8,510,039)	(16,755,180)	(212,746,430)	(110,324,527)
Net increase (decrease) in net assets from contract transactions	$9,106,357	$32,093,763	$3,925,293	$38,894,775
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$2,596,938	$29,237,884	$3,689,885	$42,046,703

Net assets at beginning of period	42,501,877	13,263,993	173,332,847	131,286,144
Net assets at end of period	$45,098,815	$42,501,877	$177,022,732	$173,332,847

	Liberty Federal Securities VS (B) 11		SteinRoe Small Company Growth Fund VS (A)
	2002	2001	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$1,154,960	$338,669	$(103,718)	$(140,169)
Realized gain (loss)	56,221	(39,526)	(316,983)	4,518,172
Change in unrealized appreciation (depreciation) during the period	3,689,207	459,307	(1,882,846)	(5,504,454)
Net increase (decrease) in net assets from operations	$4,900,388	$758,450	$(2,303,547)	$(1,126,451)

Contract transactions:
Payments received from contract owners	$22,670,880	$29,615,883	$77,019	$100,039
Transfers between accounts, net	23,039,454	15,817,540	(47,776)	25,259
Transfer for contract terminations and annuity payouts	(10,579,617)	(10,645,665)	(900,350)	(1,603,382)
Net increase (decrease) in net assets from contract transactions	$35,130,717	$34,787,758	$(871,107)	$(1,478,084)
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-	$-	$-

Total increase (decrease) in net assets	$40,031,105	$35,546,208	$(3,174,654)	$(2,604,535)

Net assets at beginning of period	42,397,178	6,850,970	8,879,329	11,483,864
Net assets at end of period	$82,428,283	$42,397,178	$5,704,675	$8,879,329

11 Changed name from Stein Roe Mortgage Securities Fund May 1, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statements of Changes in Net Assets

For the Years Ended December 31, 2002 and 2001

	Liberty Federal Securities VS (A) 11
	2002	2001
Increase (decrease) in net assets from operations:
Net investment income (loss)	$1,572,772	$2,128,931
Realized gain (loss)	67,774	76,017
Change in unrealized appreciation (depreciation) during the period	3,053,904	544,596
Net increase (decrease) in net assets from operations	$4,694,450	$2,749,544

Contract transactions:
Payments received from contract owners	$709,538	$788,251
Transfers between accounts, net	15,584,524	9,967,843
Transfer for contract terminations and annuity payouts	(9,226,669)	(6,783,992)
Net increase (decrease) in net assets from contract transactions	$7,067,393	$3,972,102
Increase (decrease) in amounts retained in Variable Account A, net	$-	$-

Total increase (decrease) in net assets	$11,761,843	$6,721,646

Net assets at beginning of period	55,016,893	48,295,247
Net assets at end of period	$66,778,736	$55,016,893

11 Changed name from Stein Roe Mortgage Securities Fund May 1, 2001

See notes to Financial Statements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements

December 31, 2002

1. Organization

Variable Account A (the "Variable Account") is a segregated investment account of Keyport Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers eleven variable annuity contracts: Keyport Advisor, Keyport Advisor Vista, Keyport Advisor Charter, Keyport Advisor Optima, Keyport Charter, Keyport Vista, Keyport Optima, Keyport Exeter (formerly known as Manning & Napier), AnnuityNet.com, Rydex, and Keyport Latitude, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The eleven contracts and their respective eligible fund options are as follows:
Keyport Advisor Variable Annuity	Keyport Advisor Vista Variable Annuity

Alger American Fund:	AIM Variable Insurance Funds, Inc:
Alger American Growth Portfolio	AIM VI Capital Appreciation Series I
Alger American Small Capitalization	AIM VI Growth Series I
Portfolio	AIM VI International Growth Series I

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - IC	MFS Emerging Growth Series - IC
MFS Research Series - IC	MFS Research Series - IC
MFS Bond Series - IC

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Small Company Growth Fund, VS (A)	SteinRoe Small Company Growth Fund, VS (A)
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
Liberty Federal Securities Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Liberty Value Fund, VS (A)	Liberty Value Fund, VS (A)
SteinRoe Global Utilities Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
Colonial International Fund for Growth, VS (A)	Colonial Strategic Income Fund, VS (A)
Colonial Strategic Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Colonial U.S. Growth & Income Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	Colonial High Yield Securities Fund, VS (A)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio (A)	Alliance Global Bond Portfolio (A)
Alliance Premier Growth Portfolio (A)	Alliance Premier Growth Portfolio (A)
Alliance Growth and Income Portfolio (A)
Alliance Real Estate Investment Portfolio (A)

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Keyport Advisor Charter Variable Annuity	Keyport Advisor Optima Variable Annuity

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM VI Capital Appreciation Series I	AIM VI Capital Appreciation Series I
AIM VI Premier Equity Series I	AIM VI Premier Equity Series I
AIM VI Growth Series I

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
Liberty Federal Securities Fund, VS (A)	Liberty Federal Securities Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
SteinRoe Global Utilities Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
Colonial International Horizons Fund, VS (B)	Colonial International Horizons Fund, VS (B)
Colonial High Yield Securities Fund, VS (A)	Colonial High Yield Securities Fund, VS (A)
Colonial Small Cap Value Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)
Colonial U.S. Growth & Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)	Crabbe Huson Real Estate
Colonial Strategic Income Fund, VS (A)	Investment Fund, VS (B)
Colonial Global Equity Fund, VS (B)
Crabbe Huson Real Estate Investment Fund, VS (B)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio (B)	Alliance Global Bond Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)
Alliance Premier Growth Portfolio (B)	Alliance Growth and Income Portfolio (B)
Alliance Total Return Portfolio (B)
Alliance International Portfolio (B)
Franklin Templeton:	Alliance Growth Portfolio (B)
Templeton Developing Markets Securities Fund 2	Alliance Global Bond Portfolio (B)

Alger American Fund:	Franklin Templeton:
Alger American Growth Portfolio	Templeton Developing Markets Securities Fund 2
Alger American Small Capitalization
Portfolio

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Keyport Charter Variable Annuity	Keyport Vista Variable Annuity

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM VI Capital Appreciation Series I	AIM VI Capital Appreciation Series I
AIM VI International Growth Series I	AIM VI International Growth Series I
AIM VI Premier Equity Series I	AIM VI Premier Equity Series I

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (B)	SteinRoe Balanced Fund, VS (B)
Liberty Federal Securities Fund, VS (B)	Liberty Federal Securities Fund, VS (B)
SteinRoe Growth Stock Fund, VS (B)	SteinRoe Growth Stock Fund, VS (B)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial High Yield Securities Fund, VS (B)	Colonial High Yield Securities Fund, VS (B)
Colonial Small Cap Value Fund, VS (B)	Colonial Small Cap Value Fund, VS (B)
Colonial Strategic Income Fund, VS (B)	Colonial Strategic Income Fund, VS (B)
Colonial U.S. Growth & Income Fund, VS (B)	Colonial U.S. Growth & Income Fund, VS (B)
Crabbe Huson Real Estate Investment	Crabbe Huson Real Estate Investment
Fund, VS (B)	Fund, VS (B)
Liberty All-Star Equity Fund, VS (B)	Liberty All-Star Equity Fund, VS (B)
Liberty Newport Japan Opportunities Fund, VS (B)	Liberty Newport Japan Opportunities Fund, VS (B)
Liberty S&P 500 Index Fund, VS (B)	Liberty S&P 500 Index Fund, VS (B)
Liberty Select Value Fund, VS (B)	Liberty Select Value Fund, VS (B)
Liberty Value Fund, VS (B)	Liberty Value Fund, VS (B)
Newport Tiger Fund, VS (B)	Newport Tiger Fund, VS (B)
Rydex Financial Services Fund, VS (B)	Rydex Financial Services Fund, VS (B)
Rydex Health Care Fund, VS (B)	Rydex Health Care Fund, VS (B)
Wanger Foreign Forty Fund	Wanger Foreign Forty Fund
Wanger International Small Cap Fund	Wanger International Small Cap Fund
Wanger Twenty Fund	Wanger Twenty Fund
Wanger US Smaller Companies Fund	Wanger US Smaller Companies Fund

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Growth & Income Portfolio (B)	Alliance Growth & Income Portfolio (B)
Alliance Premier Growth Portfolio (B)	Alliance Premier Growth Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)
Alliance Worldwide Privatization Portfolio (B)	Alliance Worldwide Privatization Portfolio (B)

Fidelity VIP Funds:	Fidelity VIP Funds:
Fidelity VIP Equity Income Fund - SC2	Fidelity VIP Equity Income Fund - SC2
Fidelity VIP III Growth Opportunities Fund - SC2	Fidelity VIP III Growth Opportunities Fund - SC2
Fidelity VIP III Dynamic Capital Appreciation	Fidelity VIP III Dynamic Capital Appreciation
Fund - SC2	Fund - SC2

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Keyport Charter Variable Annuity (continued)	Keyport Vista Variable Annuity (continued)

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - SC	MFS Emerging Growth Series - SC
MFS Investors Growth Stock Series - SC	MFS Investors Growth Stock Series - SC
MFS Investors Trust Series - SC	MFS Investors Trust Series - SC
MFS New Discovery Series - SC	MFS New Discovery Series - SC

Rydex Variable Trust:	Rydex Variable Trust:
Rydex OTC Fund	Rydex OTC Fund

Keyport Optima Variable Annuity	Keyport Optima Variable Annuity

AIM Variable Insurance Funds, Inc:	Alliance Variable Products Series Fund, Inc:
AIM VI Capital Appreciation Series I	Alliance Growth & Income Portfolio (B)
AIM VI International Growth Series I	Alliance Premier Growth Portfolio (B)
AIM VI Premier Equity Series I	Alliance Total Return Portfolio (B)
Alliance International Portfolio (B)
Alliance Growth Portfolio (B)
SteinRoe Variable Investment Trust (SRVIT):	Alliance Global Bond Portfolio (B)
SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (B)	MFS Variable Insurance Trust:
Liberty Federal Securities Fund, VS (B)	MFS Emerging Growth Series - SC
SteinRoe Growth Stock Fund, VS (B)	MFS Investors Growth Stock Series - SC
MFS Investors Trust Series - SC

Liberty Variable Investment Trust (LVIT):
Colonial High Yield Securities Fund, VS (B)	Brinson Series Trust
Colonial Small Cap Value Fund, VS (B)	USB Global AM Tactical Allocation Portfolio
Colonial Strategic Income Fund, VS (B)
Crabbe Huson Real Estate Investment	SteinRoe Variable Investment Trust (SRVIT):
Fund, VS (B)	SteinRoe Money Market Fund, VS (A)
Liberty All-Star Equity Fund, VS (B)
Newport Tiger Fund, VS (B)

Keyport Exeter Variable Annuity

Exeter Insurance Fund, Inc:
Exeter Moderate Growth Fund
Exeter Growth Fund

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
AnnuityNet.com Variable Annuity	AnnuityNet.com Variable Annuity

Liberty Variable Investment Trust (LVIT):	SteinRoe Variable Investment Trust (SRVIT):
Colonial High Yield Securities Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
Colonial Small Cap Value Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
Colonial Strategic Income Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
Colonial US Growth & Income Fund, VS (A)	Liberty Federal Securities Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)	Keyport Latitude Variable Annuity
SteinRoe Global Utilities Fund, VS (A)
Wanger Foreign Forty Fund	Alliance Variable Products Series Fund, Inc:
Wanger International Small Cap Fund	Alliance Growth & Income Portfolio (B)
Wanger Twenty Fund	Alliance Premier Growth Portfolio (B)
Wanger US Smaller Companies Fund	Alliance Technology Portfolio (B)
Alliance Worldwide Privatization Portfolio (B)
Keyport Latitude Variable Annuity
Fidelity VIP Funds:
AIM Variable Insurance Funds, Inc:	Fidelity VIP Equity Income Fund - SC2
AIM VI Capital Appreciation Series I	Fidelity VIP III Growth Opportunities Fund - SC2
AIM VI International Growth Series I	Fidelity VIP III Dynamic Capital Appreciation
AIM VI Premier Equity Series I	Fund - SC2

SteinRoe Variable Investment Trust (SRVIT):	MFS Variable Insurance Trust:
SteinRoe Money Market Fund, VS (A)	MFS Emerging Growth Series - SC
SteinRoe Balanced Fund, VS (B)	MFS Growth Series - SC
Liberty Federal Securities Fund, VS (B)	MFS Growth with Income Series - SC
SteinRoe Growth Stock Fund, VS (B)	MFS New Discovery Series - SC

Rydex Variable Trust:
Liberty Variable Investment Trust (LVIT):	Rydex OTC Fund
Colonial High Yield Securities Fund, VS (B)
Colonial Small Cap Value Fund, VS (B)
Colonial Strategic Income Fund, VS (B)
Colonial U.S. Growth & Income Fund, VS (B)
Crabbe Huson Real Estate Investment
Fund, VS (B)
Liberty All-Star Equity Fund, VS (B)
Liberty Newport Japan Opportunities Fund, VS (B)
Liberty S&P 500 Index Fund, VS (B)
Liberty Select Value Fund, VS (B)
Liberty Value Fund, VS (B)
Newport Tiger Fund, VS (B)
Rydex Financial Services Fund, VS (B)
Rydex Health Care Fund, VS (B)
Wanger Foreign Forty Fund
Wanger International Small Cap Fund
Wanger Twenty Fund
Wanger US Smaller Companies Fund

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)

Rydex Variable Annuity

Rydex Variable Trust

Rydex Nova Fund

Rydex OTC Fund

Rydex Precious Metals Fund

Rydex Ursa Fund

Rydex US Government Money Market Fund

Rydex US Government Bond Fund

Rydex Arktos Fund

Rydex Banking Fund

Rydex Basic Materials Fund

Rydex Biotechnology Fund

Rydex Consumer Products Fund

Rydex Electronics Fund

Rydex Energy Fund

Rydex Energy Services Fund

Rydex Financial Services Fund

Rydex Health Care Fund

Rydex Internet Fund

Rydex Leisure Fund

Rydex Large Cap Europe Fund

Rydex Large Cap Japan Fund

Rydex Mekros Fund

Rydex Retailing Fund

Rydex Technology Fund

Rydex Telecommunications Fund

Rydex Transportation Fund

Rydex Utilities Fund

Rydex Medius Fund

Rydex Real Estate Fund

Rydex Titan 500 Fund

Rydex Velocity 100 Fund

On May 1, 2002, the fund names AIM International Equity, AIM Value, Brinson Tactical Allocation and Wanger US Small Cap were changed to AIM International Growth, AIM Premier Equity, USB Global AM Tactical Allocation and Wanger US Smaller Companies, respectively. Also, on January 8, 2002 and April 30, 2002, twenty-four new Rydex funds were added to the Rydex Variable Annuity.

On September 4, 2001, the fund name for Mitchell Hutchins Tactical Allocation was changed to Brinson Tactical Allocation. On October 26, 2001, Mitchell Hutchins Growth, Balance, Growth & Income, Global Equity and Strategic Income Portfolio were closed and funds from these mutual funds were transferred to Alliance Growth, Alliance Total Return, Alliance Growth & Income, Alliance International and Alliance Global Bond, respectively.

On May 1, 2001, the fund names for SteinRoe Mortgage Securities Fund, MFS Growth with Income, MFS Growth were changed to Liberty Federal Securities Fund, MFS Investors Trust, MFS Investors Growth Stock, respectively.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company.

The net assets retained by the Company represent seed money shares invested in certain sub-accounts required to commence operations. The seed money is stated at market value (shares multiplied by net asset value per share).

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company does not anticipate any tax liability resulting from the operations of the Variable Account. Therefore, a provision for income taxes has not been charged against the Variable Account.

3. Expenses

Keyport Advisor, Keyport Advisor Charter and Optima, Keyport Charter and Optima, and Keyport Latitude Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value. For the contract series Keyport Advisor Employee, the effective annual rate for daily deductions for the assumption of mortality and expense risk is 0.35%; no other charges apply.

Optional riders are available for Keyport Advisor Charter and Optima only. The deduction is a yearly charge of 0.35% for a guaranteed income benefit rider, 0.05% for an enhanced death benefit (if purchased with income rider) and 0.10% for an enhanced death benefit (if purchased without the income rider).

Keyport Advisor Vista and Keyport Vista Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

Keyport Exeter Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

3. Expenses (continued)

AnnuityNet.com Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.65% of contract value.

Rydex Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.90% of contract value.

4. Affiliated Company Transactions

The Company provides administrative services necessary for the operation of the Variable Account. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. Stein Roe & Farnham, Inc. (Stein Roe), is the investment advisor to the SteinRoe Variable Investment Trust. Liberty Advisory Services Corporation (LASC) is the investment advisor to the Liberty Variable Investment Trust. Colonial Management Associates, Inc. (Colonial) is the investment sub-advisor to the Liberty Variable Investment Trust. Keyport Financial Services Corp. (KFSC), a wholly owned subsidiary of the Company, is the principal underwriter for SteinRoe Variable Investment Trust and Liberty Variable Investment Trust. The investment advisors' compensation is based upon the fair value of the mutual funds.

KFSC was a wholly owned subsidiary of LASC until October 31, 2001 at which time LASC transferred its ownership in KFSC in the form of dividend to the Company. LASC was a wholly owned subsidiary of the Company and Stein Roe and Colonial were affiliates of the Company through October 31, 2001. On November 1, 2001, the Company was sold to Sun Life Financial of Canada (U.S.) Holdings, Inc., an indirect subsidiary of Sun Life Assurance Company of Canada, which is a subsidiary of Sun Life Financial Services, Inc. As a result of this transaction, Massachusetts Financial Services Company (MFS) is now an affiliate of Keyport Life and provides funding vehicles for the Variable Account.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values

A summary of the accumulation unit values at December 31, 2002 and 2001, the accumulation units and dollar value, the investment income ratios, the expense ratios (excluding expenses of the underlying funds) and the total return for the year ended December 31, 2002 are as follows:

	At December 31, 2002 and 2001					For the year ended December 31, 2002 and 2001
						Investment
		Unit Fair Value			Net	Income	Expense Ratio 2			Total Return 3
	Units9	lowest to highest			Assets 4	Ratio 1	lowest to highest			lowest to highest
AIM VI Capital Appreciation Series I
December 31, 2002	1,932,189	$7.843	to	$7.963	$15,193,702	0.00%	1.24%	to	1.39%	-25.40%	to	-25.29%
December 31, 2001	2,364,054	10.514	to	10.658	24,922,688	0.00%	1.24%	to	1.39%	-24.35%	to	-24.23%

AIM VI Growth Series I
December 31, 2002	364,564	5.484	to	5.514	2,002,421	0.00%	1.24%	to	1.39%	-31.93%	to	-31.82%
December 31, 2001	546,226	8.056	to	8.088	4,406,474	0.20%	1.24%	to	1.39%	-34.80%	to	-34.71%

AIM VI International Growth Fund Series I
December 31, 2002	3,255,872	5.085	to	6.957	21,826,302	0.63%	1.24%	to	1.39%	-16.84%	to	-16.72%
December 31, 2001	2,600,301	6.105	to	8.366	20,815,086	0.29%	1.24%	to	1.39%	-24.60%	to	-24.48%

AIM VI Premier Equity Fund Series I
December 31, 2002	3,936,931	5.594	to	6.571	22,172,555	0.31%	1.24%	to	1.39%	-31.22%	to	-31.12%
December 31, 2001	4,551,768	8.133	to	9.555	37,270,403	0.13%	1.24%	to	1.39%	-13.78%	to	-13.65%

Alger American Growth Portfolio
December 31, 2002	3,343,221	11.421	to	11.944	38,240,992	0.04%	0.35%	to	1.39%	-33.92%	to	-33.23%
December 31, 2001	4,395,475	17.283	to	21.054	76,082,646	0.24%	0.35%	to	1.39%	-13.04%	to	5.60%

Alger American Small Capitalization Portfolio
December 31, 2002	1,512,410	6.514	to	7.256	9,855,019	0.00%	0.35%	to	1.39%	-27.25%	to	-26.48%
December 31, 2001	1,832,649	8.954	to	12.488	16,411,558	0.05%	0.35%	to	1.39%	-30.49%	to	-3.36%

Alliance Global Bond Portfolio (A)
December 31, 2002	1,739,794	11.542	to	12.211	20,144,892	1.15%	0.35%	to	1.39%	0.00%	to	16.51%
December 31, 2001	2,220,556	10.010	to	10.481	22,295,805	0.00%	0.35%	to	1.39%	-1.66%	to	-0.54%

Alliance Global Bond Portfolio (B)
December 31, 2002	504,684	11.384	to	11.444	5,754,708	0.94%	1.24%	to	1.39%	14.98%	to	15.15%
December 31, 20015	548,236	9.901	to	9.938	5,434,480	0.00%	1.24%	to	1.39%	-1.93%	to	-1.78%

Alliance Growth Portfolio (B)
December 31, 2002	99,651	7.406	to	7.419	738,789	0.00%	1.24%	to	1.39%	-29.26%	to	-29.15%
December 31, 20015	115,702	10.469	to	10.472	1,211,446	0.00%	1.24%	to	1.39%	4.69%	to	4.72%

Alliance Growth and Income Portfolio (A)
December 31, 2002	395,376	10.223	to	10.223	4,042,051	0.64%	1.39%	to	1.39%	-23.13%	to	-23.13%
December 31, 2001	540,647	13.299	to	13.299	7,190,280	0.60%	1.39%	to	1.39%	-1.04%	to	-1.04%

Alliance Growth and Income Portfolio (B)
December 31, 2002	4,128,896	7.748	to	8.149	33,473,836	0.57%	1.24%	to	1.39%	-24.89%	to	-23.23%
December 31, 2001	3,671,104	10.107	to	10.614	38,826,725	0.56%	1.24%	to	1.39%	-1.24%	to	-1.09%

Alliance International Portfolio (B)
December 31, 2002	37,644	8.584	to	8.600	323,318	0.00%	1.24%	to	1.39%	-16.67%	to	-16.54%
December 31, 20015	41,102	10.301	to	10.304	423,429	0.00%	1.24%	to	1.39%	3.01%	to	3.04%

Alliance Premier Growth Portfolio (A)
December 31, 2002	4,445,805	7.316	to	11.930	52,135,105	0.00%	0.35%	to	1.39%	-31.60%	to	-30.89%
December 31, 2001	6,028,392	10.696	to	22.946	103,295,637	0.00%	0.35%	to	1.39%	-18.36%	to	8.46%

Alliance Premier Growth Portfolio (B)
December 31, 2002	5,567,625	5.178	to	6.518	29,193,378	0.00%	1.24%	to	1.39%	-31.80%	to	-28.71%
December 31, 2001	6,668,554	7.593	to	9.144	51,266,126	0.00%	1.24%	to	1.39%	-18.55%	to	-18.43%

Alliance Real Estate Investment Portfolio (A)
December 31, 2002	65,646	11.658	to	11.658	765,275	2.45%	1.39%	to	1.39%	1.18%	to	1.18%
December 31, 2001	79,104	11.521	to	11.521	911,371	3.59%	1.39%	to	1.39%	9.26%	to	9.26%

Alliance Technology Portfolio (B)
December 31, 2002	2,583,241	4.613	to	17.682	12,562,586	0.00%	1.24%	to	1.39%	-42.61%	to	-42.53%
December 31, 2001	3,026,025	8.038	to	17.682	25,644,080	0.00%	1.24%	to	1.39%	-26.49%	to	-26.38%

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)

	At December 31, 2002 and 2001					For the year ended December 31, 2002 and 2001
						Investment
		Unit Fair Value			Net	Income	Expense Ratio 2			Total Return 3
	Units9	lowest to highest			Assets 4	Ratio 1	lowest to highest			lowest to highest
Alliance Total Return Portfolio (B)
December 31, 2002	155,596	$ 8.819	to	$8.835	$1,373,388	1.84%	1.24%	to	1.39%	-12.04%	to	-11.90%
December 31, 2001 5	162,454	10.026	to	10.029	1,628,999	0.00%	1.24%	to	1.39%	0.26%	to	0.29%

Alliance Worldwide Privatization Portfolio (B)
December 31, 2002	150,875	6.372	to	6.397	961,739	1.71%	1.24%	to	1.39%	-5.58%	to	-5.44%
December 31, 2001	101,196	6.749	to	6.765	683,066	0.16%	1.24%	to	1.39%	-18.43%	to	-18.31%

Colonial Global Equity Fund, VS (B)
December 31, 2002	303,749	5.158	to	5.185	1,568,903	0.00%	1.24%	to	1.39%	-21.19%	to	-21.07%
December 31, 2001	427,744	6.545	to	6.570	2,802,406	0.00%	1.24%	to	1.39%	-25.63%	to	-25.51%

Colonial High Yield Securities, VS (A)
December 31, 2002	1,228,433	8.074	to	8.569	10,030,208	8.69%	0.65%	to	1.39%	-5.12%	to	-4.41%
December 31, 2001	1,262,538	8.509	to	8.964	10,750,173	8.68%	0.65%	to	1.39%	-4.02%	to	-3.30%

Colonial High Yield Securities, VS (B)
December 31, 2002	1,593,619	8.045	to	8.088	12,827,932	11.21%	1.24%	to	1.39%	-5.09%	to	-4.95%
December 31, 2001	807,527	8.476	to	8.509	6,850,992	12.97%	1.24%	to	1.39%	-4.17%	to	-4.02%

Colonial International Fund for Growth, VS (A)
December 31, 2002	2,867,881	7.646	to	8.583	22,037,677	0.33%	0.35%	to	1.39%	-14.55%	to	-13.66%
December 31, 2001	3,498,902	8.948	to	9.941	31,462,234	0.00%	0.35%	to	1.39%	-25.41%	to	-24.62%

Colonial International Horizons Fund, VS (B)
December 31, 2002	620,837	6.016	to	6.047	3,739,200	0.05%	1.24%	to	1.39%	-14.14%	to	-14.01%
December 31, 2001	667,937	7.006	to	7.032	4,685,399	0.46%	1.24%	to	1.39%	-24.40%	to	-24.28%

Colonial Small Cap Value Fund, VS (A)
December 31, 2002	590,439	10.511	to	10.568	6,214,341	0.20%	0.65%	to	1.39%	-7.50%	to	-7.37%
December 31, 2001	486,886	11.364	to	13.043	5,539,446	0.32%	0.65%	to	1.39%	5.36%	to	7.94%

Colonial Small Cap Value Fund, VS (B)
December 31, 2002	1,010,552	10.509	to	10.566	10,627,189	0.21%	1.24%	to	1.39%	-7.44%	to	-7.30%
December 31, 2001	665,467	11.354	to	11.398	7,560,320	0.37%	1.24%	to	1.39%	7.69%	to	7.85%

Colonial Strategic Income Fund, VS (A)
December 31, 2002	4,616,119	11.032	to	16.758	71,164,949	7.55%	0.35%	to	1.39%	7.03%	to	8.15%
December 31, 2001	5,686,325	10.278	to	15.495	82,021,153	8.11%	0.35%	to	1.39%	2.35%	to	3.42%

Colonial Strategic Income Fund, VS (B)
December 31, 2002	1,821,568	10.964	to	15.488	27,419,053	9.61%	1.24%	to	1.39%	6.71%	to	6.87%
December 31, 2001	1,171,866	10.274	to	14.493	16,542,553	13.82%	1.24%	to	1.39%	2.22%	to	2.37%

Colonial U.S. Growth & Income Fund, VS (A)
December 31, 2002	3,437,304	8.114	to	22.993	71,109,631	1.08%	0.35%	to	1.39%	-23.03%	to	-22.22%
December 31, 2001	4,071,114	10.464	to	29.563	109,653,805	1.01%	0.35%	to	1.39%	-1.98%	to	-0.95%

Colonial U.S. Growth & Income Fund, VS (B)
December 31, 2002	1,140,031	9.162	to	21.102	23,027,405	1.23%	1.24%	to	1.39%	-23.14%	to	-23.02%
December 31, 2001	825,607	11.920	to	27.412	21,961,119	1.86%	1.24%	to	1.39%	-2.03%	to	-1.88%

Crabbe Huson Real Estate Investment Fund, VS (B)
December 31, 2002	145,593	9.773	to	11.455	1,659,698	4.49%	1.24%	to	1.39%	-0.97%	to	-0.82%
December 31, 2001	179,465	9.773	to	11.549	2,065,134	4.59%	1.24%	to	1.39%	0.00%	to	13.10%

Exeter Growth Fund
December 31, 2002	20,766	15.183	to	15.183	315,288	2.42%	0.35%	to	0.35%	-11.22%	to	-11.22%
December 31, 2001	20,768	17.103	to	17.103	355,181	2.45%	0.35%	to	0.35%	4.97%	to	4.97%

Exeter Moderate Growth Fund
December 31, 2002	11,986	13.730	to	13.730	164,572	3.03%	0.35%	to	0.35%	-5.73%	to	-5.73%
December 31, 2001	11,989	14.565	to	14.565	174,614	2.24%	0.35%	to	0.35%	3.05%	to	3.05%

Fidelity VIP III Dynamic Capital Appreciation Fund - SC2
December 31, 2002	43,247	7.712	to	8.513	365,149	0.21%	1.24%	to	1.39%	-8.83%	to	-8.69%
December 31, 2001 6	28,365	8.447	to	9.337	261,064	0.00%	1.24%	to	1.39%	-15.53%	to	-6.63%

Fidelity VIP Equity Income Fund - SC2
December 31, 2002	2,529,381	8.217	to	8.248	20,791,706	1.37%	1.24%	to	1.39%	-18.30%	to	-18.17%
December 31, 2001	1,636,586	10.057	to	10.080	16,463,928	0.84%	1.24%	to	1.39%	-6.54%	to	-6.40%

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)

	At December 31, 2002 and 2001					For the year ended December 31, 2002 and 2001
						Investment
		Unit Fair Value			Net	Income	Expense Ratio 2			Total Return 3
	Units9	lowest to highest			Assets 4	Ratio 1	lowest to highest			lowest to highest
Fidelity VIP III Growth Opportunities Fund - SC2
December 31, 2002	1,844,676	$5.395	to	$5.416	$9,956,372	0.72%	1.24%	to	1.39%	-23.09%	to	-22.97%
December 31, 2001	1,290,336	7.015	to	7.031	9,053,824	0.23%	1.24%	to	1.39%	-15.83%	to	-15.70%

Liberty All-Star Equity Fund, VS (A)
December 31, 2002	3,353,983	7.566	to	8.741	27,809,087	0.16%	0.35%	to	1.39%	-27.06%	to	-26.29%
December 31, 2001	4,074,881	10.101	to	13.446	46,307,710	0.26%	0.35%	to	1.39%	-13.95%	to	1.52%

Liberty All-Star Equity Fund, VS (B)
December 31, 2002	402,929	6.249	to	8.358	2,580,788	0.17%	1.24%	to	1.39%	-26.99%	to	-26.88%
December 31, 2001	438,061	8.559	to	11.430	3,865,989	0.31%	1.24%	to	1.39%	-14.03%	to	-13.90%

Liberty Federal Securities Fund VS (A)
December 31, 2002	2,837,128	12.790	to	24.652	66,778,736	4.06%	0.35%	to	1.39%	8.23%	to	9.37%
December 31, 2001	2,530,031	11.729	to	22.743	55,016,893	5.53%	0.35%	to	1.39%	5.55%	to	6.66%

Liberty Federal Securities Fund VS (B)
December 31, 2002	3,526,816	23.291	to	24.487	82,428,283	3.33%	1.24%	to	1.39%	8.07%	to	8.24%
December 31, 2001	1,960,299	21.551	to	22.624	42,397,178	2.87%	1.24%	to	1.39%	5.28%	to	5.44%

Liberty Newport Japan Opportunities Fund, VS (B)
December 31, 2002	5,607	3.847	to	3.862	21,571	0.00%	1.24%	to	1.39%	-14.81%	to	-14.68%
December 31, 2001	8,248	4.516	to	4.526	37,253	0.00%	1.24%	to	1.39%	-33.05%	to	-32.95%

Liberty Select Value Fund, VS (B)
December 31, 2002	2,247,681	9.408	to	9.444	21,152,251	0.10%	1.24%	to	1.39%	-12.44%	to	-12.30%
December 31, 2001	1,223,499	10.744	to	10.769	13,149,049	0.44%	1.24%	to	1.39%	2.04%	to	2.19%

Liberty S&P 500 Index Fund, VS (B)
December 31, 2002	4,174,320	5.891	to	5.913	24,597,700	0.99%	1.24%	to	1.39%	-23.82%	to	-23.70%
December 31, 2001	2,745,357	7.732	to	7.750	21,234,014	0.84%	1.24%	to	1.39%	-13.37%	to	-13.24%

Liberty Value Fund, VS (A)
December 31, 2002	3,004,872	9.449	to	21.444	58,361,771	1.24%	0.35%	to	1.39%	-21.63%	to	-20.81%
December 31, 2001	3,556,488	12.057	to	27.080	88,115,159	1.26%	0.35%	to	1.39%	-1.57%	to	-0.53%

Liberty Value Fund, VS (B)
December 31, 2002	374,089	9.386	to	19.986	7,145,433	1.25%	1.24%	to	1.39%	-21.80%	to	-21.68%
December 31, 2001	281,467	12.003	to	25.520	6,945,124	1.83%	1.24%	to	1.39%	-1.82%	to	-1.67%

MFS Bond Series IC
December 31, 2002	357,952	12.329	to	12.329	4,413,263	6.06%	1.39%	to	1.39%	7.42%	to	7.42%
December 31, 2001	514,397	11.478	to	11.478	5,904,126	6.76%	1.39%	to	1.39%	7.20%	to	7.20%

MFS Emerging Growth Series IC
December 31, 2002	1,488,352	6.867	to	10.304	13,579,722	0.00%	0.35%	to	1.39%	-34.68%	to	-33.99%
December 31, 2001	1,906,401	10.513	to	20.424	26,644,750	0.00%	0.35%	to	1.39%	-34.41%	to	-4.66%

MFS Emerging Growth Series SC
December 31, 2002	523,632	6.839	to	9.196	4,743,703	0.00%	1.24%	to	1.39%	-34.77%	to	-34.67%
December 31, 2001	591,515	10.484	to	14.076	8,230,355	0.00%	1.24%	to	1.39%	-34.54%	to	-34.44%

MFS Investors Growth Stock Series SC
December 31, 2002	1,951,409	4.647	to	4.665	9,070,927	0.00%	1.24%	to	1.39%	-28.72%	to	-28.61%
December 31, 2001	1,721,237	6.519	to	6.534	11,222,861	0.07%	1.24%	to	1.39%	-25.88%	to	-25.76%

MFS Investors Trust Series SC
December 31, 2002	1,761,945	6.226	to	6.249	10,973,764	0.45%	1.24%	to	1.39%	-22.24%	to	-22.13%
December 31, 2001	1,250,131	8.007	to	8.025	10,012,762	0.35%	1.24%	to	1.39%	-17.27%	to	-17.14%

MFS New Discovery Series SC
December 31, 2002	908,075	5.723	to	5.745	5,198,758	0.00%	1.24%	to	1.39%	-32.74%	to	-32.64%
December 31, 2001	638,935	8.510	to	8.530	5,438,829	0.00%	1.24%	to	1.39%	-6.57%	to	-6.43%

MFS Research Series IC
December 31, 2002	2,263,966	7.188	to	9.838	21,599,683	0.28%	0.35%	to	1.39%	-25.58%	to	-24.80%
December 31, 2001	2,948,210	9.659	to	17.349	37,784,006	0.01%	0.35%	to	1.39%	-22.35%	to	4.62%

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)

	At December 31, 2002 and 2001					For the year ended December 31, 2002 and 2001
						Investment
		Unit Fair Value			Net	Income	Expense Ratio 2			Total Return 3
	Units9	lowest to highest			Assets 4	Ratio 1	lowest to highest			lowest to highest
Newport Tiger Fund, VS (A)
December 31, 2002	803,630	$5.915	to	$7.732	$5,700,224	0.76%	0.35%	to	1.39%	-18.11%	to	-17.26%
December 31, 2001	1,167,179	7.085	to	9.345	9,826,810	0.72%	0.35%	to	1.39%	-19.62%	to	-18.77%

Newport Tiger Fund, VS (B)
December 31, 2002	140,502	6.518	to	7.327	1,015,959	1.35%	1.24%	to	1.39%	-18.84%	to	-18.72%
December 31, 2001	115,261	8.019	to	9.014	1,025,205	1.13%	1.24%	to	1.39%	-17.82%	to	-17.69%

Rydex Arktos Fund
December 31, 2002 7	4,034	35.187	to	35.187	141,939	1.91%	0.90%	to	0.90%	40.75%	to	40.75%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Financial Services Fund, VS (B)
December 31, 2002	311,670	8.914	to	8.948	2,778,820	0.66%	1.24%	to	1.39%	-15.12%	to	-14.99%
December 31, 2001	266,015	10.501	to	10.525	2,794,133	0.53%	1.24%	to	1.39%	-13.36%	to	-13.23%

Rydex Health Care Fund, VS (B)
December 31, 2002	621,781	7.615	to	7.644	4,735,810	0.00%	1.24%	to	1.39%	-20.84%	to	-20.72%
December 31, 2001	511,714	9.620	to	9.642	4,923,264	0.00%	1.24%	to	1.39%	-13.18%	to	-13.05%

Rydex Medius Fund
December 31, 2002 8	1,042	17.160	to	17.160	17,880	0.00%	0.90%	to	0.90%	-31.36%	to	-31.36%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Mekros Fund
December 31, 2002 7	1,159	15.431	to	15.431	17,892	0.00%	0.90%	to	0.90%	-38.27%	to	-38.27%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Nova Fund
December 31, 2002	11,004	9.846	to	9.846	108,340	8.55%	0.90%	to	0.90%	-36.30%	to	-36.30%
December 31, 2001	3,581	15.456	to	15.456	55,356	0.00%	0.90%	to	0.90%	-24.27%	to	-24.27%

Rydex OTC Fund
December 31, 2002	898,236	2.246	to	6.032	2,088,574	0.00%	0.90%	to	1.39%	-39.70%	to	-39.40%
December 31, 2001	933,771	3.724	to	9.953	3,512,391	0.00%	0.90%	to	1.39%	-36.08%	to	-35.76%

Rydex Precious Metals Fund
December 31, 2002	4,368	38.887	to	38.887	169,865	0.00%	0.90%	to	0.90%	44.29%	to	44.29%
December 31, 2001	420	26.951	to	26.951	11,313	0.00%	0.90%	to	0.90%	11.98%	to	11.98%

Rydex Telecommunications Fund
December 31, 2002 7	1,833	14.737	to	14.737	27,006	0.00%	0.90%	to	0.90%	-41.05%	to	-41.05%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Titan 500 Fund
December 31, 2002 8	392	15.601	to	15.601	6,112	0.00%	0.90%	to	0.90%	-37.60%	to	-37.60%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Ursa Fund
December 31, 2002	3,912	39.473	to	39.473	154,439	0.54%	0.90%	to	0.90%	20.56%	to	20.56%
December 31, 2001	21,460	32.742	to	32.742	702,635	1.81%	0.90%	to	0.90%	13.96%	to	13.96%

Rydex US Government Bond Fund
December 31, 2002	1	32.313	to	32.313	32	0.08%	0.90%	to	0.90%	17.55%	to	17.55%
December 31, 2001	-	27.488	to	27.488	-	3.07%	0.90%	to	0.90%	-0.88%	to	-0.88%

Rydex US Government Money Market Fund
December 31, 2002	163,280	26.129	to	26.129	4,266,285	0.47%	0.90%	to	0.90%	-0.43%	to	-0.43%
December 31, 2001	65,783	26.240	to	26.240	1,726,183	1.89%	0.90%	to	0.90%	1.87%	to	1.87%

Rydex Utilities Fund
December 31, 2002 7	4,770	16.794	to	16.794	80,113	0.04%	0.90%	to	0.90%	-32.82%	to	-32.82%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

Rydex Velocity 100 Fund
December 31, 2002 8	1,469	12.398	to	12.398	18,211	0.00%	0.90%	to	0.90%	-50.41%	to	-50.41%
December 31, 2001	-	0.000	to	0.000	-	0.00%	0.90%	to	0.90%	0.00%	to	0.00%

SteinRoe Balanced Fund VS (A)
December 31, 2002	3,406,893	7.954	to	23.597	76,859,833	3.44%	0.35%	to	1.39%	-12.95%	to	-12.03%
December 31, 2001	4,403,990	9.069	to	27.065	113,382,956	3.11%	0.35%	to	1.39%	-10.45%	to	-9.51%

SteinRoe Balanced Fund VS (B)
December 31, 2002	2,182,653	9.007	to	23.457	45,098,815	2.86%	1.24%	to	1.39%	-13.16%	to	-13.03%
December 31, 2001	1,804,890	10.371	to	26.971	42,501,877	1.99%	1.24%	to	1.39%	-10.65%	to	-10.52%

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)

	At December 31, 2002 and 2001					For the year ended December 31, 2002 and 2001
						Investment
		Unit Fair Value			Net	Income	Expense Ratio 2			Total Return 3
	Units9	lowest to highest			Assets 4	Ratio 1	lowest to highest			lowest to highest
SteinRoe Global Utilities Fund, VS (A)
December 31, 2002	1,570,875	$6.630	to	$15.394	$22,051,473	2.98%	0.35%	to	1.39%	-14.52%	to	-13.63%
December 31, 2001	2,033,336	7.699	to	17.823	33,270,043	1.46%	0.35%	to	1.39%	-15.21%	to	-14.32%

SteinRoe Growth Stock Fund VS (A)
December 31, 2002	1,673,654	4.708	to	28.368	44,141,249	0.23%	0.35%	to	1.39%	-31.12%	to	-30.40%
December 31, 2001	2,181,952	6.785	to	41.125	83,324,121	0.00%	0.35%	to	1.39%	-25.66%	to	-24.88%

SteinRoe Growth Stock Fund VS (B)
December 31, 2002	722,202	6.763	to	28.219	18,142,497	0.00%	1.24%	to	1.39%	-31.23%	to	-31.13%
December 31, 2001	718,912	9.834	to	40.973	26,801,435	0.00%	1.24%	to	1.39%	-25.83%	to	-25.72%

SteinRoe Money Market Fund VS (A)
December 31, 2002	11,349,307	10.929	to	16.321	177,022,732	1.27%	0.00%	to	1.39%	-0.15%	to	1.25%
December 31, 2001	11,243,870	10.865	to	16.120	173,332,847	3.40%	0.00%	to	1.39%	2.19%	to	3.63%

SteinRoe Small Company Growth Fund VS (A)
December 31, 2002	252,195	7.877	to	23.201	5,704,675	0.00%	0.35%	to	1.39%	-25.33%	to	-24.55%
December 31, 2001	292,905	10.549	to	31.027	8,879,327	0.00%	0.35%	to	1.39%	-11.28%	to	-10.34%

Templeton Developing Markets Securities Fund 2
December 31, 2002	214,213	6.290	to	6.323	1,347,932	1.52%	1.24%	to	1.39%	-1.53%	to	-1.38%
December 31, 2001	276,785	6.387	to	6.411	1,768,442	0.79%	1.24%	to	1.39%	-9.36%	to	-9.22%

UBS Global AM Tactical Allocation
December 31, 2002	1,782,891	6.621	to	7.094	12,136,969	0.60%	1.24%	to	1.39%	-24.02%	to	-23.91%
December 31, 2001	2,747,118	8.714	to	9.323	24,640,174	2.10%	1.24%	to	1.39%	-13.76%	to	-13.63%

Wanger Foreign Forty Fund
December 31, 2002	409,193	5.862	to	5.882	2,399,664	0.00%	0.65%	to	1.39%	-16.46%	to	-16.34%
December 31, 2001	251,875	7.017	to	7.481	1,778,487	0.06%	0.65%	to	1.39%	-27.63%	to	-27.09%

Wanger International Small Cap Fund
December 31, 2002	1,772,820	5.900	to	5.920	10,463,138	0.00%	0.65%	to	1.39%	-15.02%	to	-14.89%
December 31, 2001	993,895	6.943	to	7.469	6,939,631	0.00%	0.65%	to	1.39%	-22.25%	to	-21.67%

Wanger Twenty Fund
December 31, 2002	873,845	10.185	to	10.219	8,901,660	0.00%	0.65%	to	1.39%	-8.89%	to	-8.21%
December 31, 2001	482,151	11.099	to	11.200	5,390,784	0.00%	0.65%	to	1.39%	7.57%	to	8.38%

Wanger US Smaller Companies Fund
December 31, 2002	2,841,152	9.499	to	9.698	26,994,230	0.00%	0.65%	to	1.39%	-17.96%	to	-17.35%
December 31, 2001	1,500,602	11.578	to	11.734	17,377,623	0.02%	0.65%	to	1.39%	9.84%	to	10.66%

1 These amounts represent the dividends and other income received by the subaccount from the underlying mutual fund, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

2 These ratio ranges represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratio ranges include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

3 These return ranges represent the total returns for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return ratio does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return ratio is calculated for the period indicated or from the effective date through the end of the reporting period

4 These net assets do not include seed money retained by the Company. The seed money was invested by the company in certain sub-accounts that required funds to commence operations.

5 For the period from October 26, 2001 (date of commencement) to December 31, 2001.

6 For the period from March 15, 2001 (date of commencement) to December 31, 2001.

7 For the period from January 8, 2002 (date of commencement) to December 31, 2002.

8 For the period from April 30, 2002 (date of commencement) to December 31, 2002.

9 These units represent both the deferred and the payout units of the underlined sub-accounts. However the units in the statements of asset and liability detail only the deferred units of the sub-account of the variable account.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities

The cost of mutual funds purchased and proceeds from mutual funds sold by the Variable Account during 2002 are shown below:

	Purchases	Sales
AIM VI Capital Appreciation Series I	$1,584,432	$5,470,048

AIM VI Growth Series I	282,730	1,443,255

AIM VI International Growth Series I	11,858,630	7,115,367

AIM VI Premier Equity Series I	3,477,991	7,302,504

Alger American Growth Portfolio	2,128,659	17,054,968

Alger American Small Capitalization Portfolio	1,584,130	4,071,987

Alliance Global Bond Portfolio (A)	1,052,417	1,518,541

Alliance Global Bond Portfolio (B)	1,885,104	6,977,886

Alliance Growth and Income Portfolio (A)	405,196	1,884,225

Alliance Growth and Income Portfolio (B)	15,763,496	9,283,164

Alliance Growth Portfolio (B)	171,831	318,599

Alliance International Portfolio (B)	26,242	65,614

Alliance Premier Growth Portfolio (A)	4,197,438	11,082,015

Alliance Premier Growth Portfolio (B)	1,902,320	24,701,742

Alliance Real Estate Investment Portfolio (A)	240,269	383,217

Alliance Technology Portfolio (B)	1,998,198	4,579,075

Alliance Total Return Portfolio (B)	944,340	984,451

Alliance Worldwide Privatization Portfolio (B)	1,525,090	1,205,043

USB Global AM Tactical Allocation	319,253	7,894,478

Exeter Growth Fund	31,164	1,178

Exeter Moderate Growth Fund	9,228	618

Fidelity VIP Equity Income Fund - SC2	11,274,698	2,432,794

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities (continued)

	Purchases	Sales
Fidelity VIP III Dynamic Capital Appreciation Fund - SC2	$217,448	$86,052

Fidelity VIP III Growth Opportunities Fund - SC2	4,868,585	1,468,232

Templeton Developing Markets Securities Fund 2	686,318	1,091,402

Colonial Global Equity Fund, VS (B)	44,387	809,084

Colonial High Yield Securities Fund, VS (A)	14,353,672	7,120,035

Colonial High Yield Securities Fund, VS (B)	4,915,995	4,488,949

Colonial International Fund for Growth, VS (A)	900,729	6,466,386

Colonial International Horizons Fund, VS (B)	696,539	1,022,780

Colonial Small Cap Value Fund, VS (A)	6,437,432	2,169,892

Colonial Small Cap Value Fund, VS (B)	3,644,749	2,109,532

Colonial Strategic Income Fund, VS (A)	15,895,507	4,810,725

Colonial Strategic Income Fund, VS (B)	8,167,926	19,321,687

Colonial U.S. Growth & Income Fund, VS (A)	12,444,979	4,777,887

Colonial U.S. Growth & Income Fund, VS (B)	6,637,478	20,622,259

Crabbe Huson Real Estate Investment Fund, VS (B)	325,326	486,019

Liberty All-Star Equity Fund, VS (A)	689,133	941,057

Liberty All-Star Equity Fund, VS (B)	2,017,066	9,278,597

Liberty Newport Japan Opportunities Fund, VS (B)	-	10,660

Liberty S&P 500 Index Fund, VS (A)	640	-

Liberty S&P 500 Index Fund, VS (B)	12,552,506	6,925,978

Liberty Select Value Fund, VS (A)	236	-

Liberty Select Value Fund, VS (B)	12,872,785	4,569,373

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities (continued)

	Purchases	Sales
Liberty Value Fund, VS (A)	$5,462,784	$16,199,863

Liberty Value Fund, VS (B)	4,130,796	1,900,419

Newport Tiger Fund, VS (A)	315,591,732	320,418,624

Newport Tiger Fund, VS (B)	2,274,614	2,118,605

Rydex Financial Services Fund, VS (A)	7,413,812	7,409,042

Rydex Financial Services Fund, VS (B)	2,030,580	2,606,848

Rydex Health Care Fund, VS (A)	3,721,946	3,709,946

Rydex Health Care Fund, VS (B)	1,832,866	1,823,670

SteinRoe Global Utilities Fund, VS (A)	1,572,166	7,754,079

Wanger Foreign Forty Fund	14,433,772	13,541,131

Wanger International Small Cap Fund	184,663,489	180,979,360

Wanger Twenty Fund	6,715,499	2,597,430

Wanger US Smaller Companies Fund	18,182,633	3,839,817

MFS Bond Series IC	745,298	2,335,811

MFS Emerging Growth Series IC	1,674,855	2,238,001

MFS Emerging Growth Series SC	916,526	5,666,689

MFS Investors Growth Stock Series SC	3,342,154	1,977,647

MFS Investors Trust Series SC	5,225,830	1,577,516

MFS New Discovery Series SC	2,991,209	1,056,347

MFS Research Series IC	541,488	8,068,446

Rydex Nova Fund	6,522,660	6,412,252

Rydex OTC Fund	2,643,783	2,638,259

Rydex Precious Metals Fund	602,297	433,501

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities (continued)

	Purchases	Sales
Rydex Arktos Fund	$2,279,568	$2,152,378

Rydex Banking Fund	50,450	49,537

Rydex Basic Materials Fund	2,296,146	2,230,655

Rydex Biotechnology Fund	319,027	299,995

Rydex Consumer Products Fund	105,187	106,991

Rydex Electronics Fund	447,740	429,919

Rydex Energy Fund	3,350,993	3,374,930

Rydex Energy Services Fund	26,143	24,957

Rydex Internet Fund	202,585	198,205

Rydex Leisure Fund	62,030	62,374

Rydex Large Cap Europe Fund	569,634	564,924

Rydex Large Cap Japan Fund	731	651

Rydex Medius Fund	579,748	554,344

Rydex Mekros Fund	809,691	779,746

Rydex Real Estate Fund	544	479

Rydex Retailing Fund	16,387	16,396

Rydex Technology Fund	4,288,061	4,295,942

Rydex Telecommunications Fund	128,635	103,885

Rydex Titan 500 Fund	371,459	374,521

Rydex Transportation Fund	10,097	10,052

Rydex Utilities Fund	109,595	34,294

Rydex Velocity 100 Fund	1,350,664	1,268,285

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities (continued)

	Purchases	Sales
Rydex US Government Bond Fund	$211,598	$213,419

Rydex US Government Money Market Fund	34,130,127	31,590,024

Rydex Ursa Fund	15,471,354	16,073,857

SteinRoe Balanced Fund VS (A)	6,769,399	27,762,994

SteinRoe Balanced Fund VS (B)	18,761,861	9,020,247

SteinRoe Growth Stock Fund VS (A)	5,073,859	21,453,341

SteinRoe Growth Stock Fund VS (B)	5,484,516	5,720,357

SteinRoe Money Market Fund VS (A)	713,257,146	709,567,261

Liberty Federal Securities Fund VS (A)	47,389,012	11,103,334

Liberty Federal Securities Fund VS (B)	25,612,483	16,972,319

SteinRoe Small Company Growth Fund VS (A)	859,939	1,834,760

	$1,654,661,490	$1,679,896,031

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Change in Units Outstanding

The change in the units of respective sub-account outstanding for the year ended December 31, 2002 were as follow:

			Net Increase (Decrease)
	Units Issued	Units Redeemed
AIM VI Capital Appreciation Series I	173,008	604,873	(431,865)

AIM VI Growth Fund Series I	43,639	225,301	(181,662)

AIM VI International Growth Series I	1,557,570	902,000	655,570

AIM VI Premier Equity Series I	500,161	1,114,997	(614,836)

Alger American Growth Portfolio	146,576	1,198,830	(1,052,254)

Alger American Small Capitalization Portfolio	210,383	530,622	(320,240)

Alliance Global Bond Portfolio (A)	158,383	639,144	(480,762)

Alliance Global Bond Portfolio (B)	94,325	137,877	(43,552)

Alliance Growth and Income Portfolio (A)	15,491	160,763	(145,271)

Alliance Growth and Income Portfolio (B)	1,493,079	1,035,287	457,792

Alliance Growth Portfolio (B)	22,082	38,134	(16,051)

Alliance International Portfolio (B)	3,157	6,615	(3,458)

Alliance Premier Growth Portfolio (A)	146,558	1,729,146	(1,582,588)

Alliance Premier Growth Portfolio (B)	670,709	1,771,638	(1,100,929)

Alliance Real Estate Investment Portfolio (A)	17,931	31,389	(13,458)

Alliance Technology Portfolio (B)	313,083	755,867	(442,784)

Alliance Total Return Portfolio (B)	98,443	105,301	(6,858)

Alliance Worldwide Privatization Portfolio (B)	227,844	178,165	49,679

USB Global AM Tactical Allocation	29,437	993,664	(964,227)

Exeter Growth Fund	-	2	(2)

Exeter Moderate Growth Fund	-	3	(3)

Fidelity VIP Equity Income Fund - SC2	1,166,209	273,414	892,795

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Change in Units Outstanding (continued)

			Net Increase (Decrease)
	Units Issued	Units Redeemed
Fidelity VIP III Dynamic Capital Appreciation Fund - SC2	25,364	10,483	14,882

Fidelity VIP III Growth Opportunities Fund - SC2	796,205	241,865	554,340

Templeton Developing Markets Securities Fund 2	95,280	157,852	(62,573)

Colonial Global Equity Fund, VS (B)	8,229	132,223	(123,995)

Colonial High Yield Securities Fund, VS (A)	491,446	525,551	(34,105)

Colonial High Yield Securities Fund, VS (B)	1,636,162	850,070	786,092

Colonial International Fund for Growth, VS (A)	110,667	741,688	(631,021)

Colonial International Horizons Fund, VS (B)	108,733	155,833	(47,100)

Colonial Small Cap Value Fund, VS (A)	295,810	192,257	103,553

Colonial Small Cap Value Fund, VS (B)	541,474	196,389	345,085

Colonial Strategic Income Fund, VS (A)	178,845	1,249,050	(1,070,205)

Colonial Strategic Income Fund, VS (B)	979,065	329,363	649,702

Colonial U.S. Growth & Income Fund, VS (A)	258,209	892,018	(633,810)

Colonial U.S. Growth & Income Fund, VS (B)	526,274	211,849	314,425

Crabbe Huson Real Estate Investment Fund, VS (B)	6,132	40,004	(33,872)

Liberty All-Star Equity Fund, VS (A)	237,643	958,541	(720,898)

Liberty All-Star Equity Fund, VS (B)	90,337	125,469	(35,132)

Liberty Newport Japan Opportunities Fund, VS (B)	1	2,642	(2,641)

Liberty S&P 500 Index Fund, VS (B)	1,862,518	433,555	1,428,963

Liberty Select Value Fund, VS (B)	1,236,613	212,432	1,024,182

Liberty Value Fund, VS (A)	183,815	735,432	(551,617)

Liberty Value Fund, VS (B)	185,935	93,313	92,622

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Change in Units Outstanding (continued)
			Net Increase (Decrease)
	Units Issued	Units Redeemed
Newport Tiger Fund, VS (A)	44,454,250	44,817,800	(363,549)

Newport Tiger Fund, VS (B)	256,557	231,316	25,241

Rydex Financial Services Fund, VS (A)	327,473	327,473	-

Rydex Financial Services Fund, VS (B)	195,356	149,702	45,654

Rydex Health Care Fund, VS (A)	170,737	170,737	-

Rydex Health Care Fund, VS (B)	219,828	109,761	110,067

SteinRoe Global Utilities Fund, VS (A)	67,661	530,122	(462,461)

Wanger Foreign Forty Fund	2,043,509	1,886,191	157,318

Wanger International Small Cap Fund	24,749,109	23,970,184	778,925

Wanger Twenty Fund	639,426	247,732	391,694

Wanger US Smaller Companies Fund	1,706,950	366,401	1,340,549

MFS Bond Series IC	39,774	196,218	(156,445)

MFS Emerging Growth Series IC	88,606	506,655	(418,049)

MFS Emerging Growth Series SC	143,950	211,833	(67,883)

MFS Investor Growth Stock Series SC	602,636	372,463	230,173

MFS Investor Trust Series SC	746,215	234,401	511,814

MFS New Discovery Series SC	427,636	158,496	269,139

MFS Research Series IC	47,861	732,105	(684,244)

Rydex Arktos Fund	64,734	60,700	4,034

Rydex Banking Fund	2,015	2,015	-

Rydex Basic Materials Fund	104,957	104,957	-

Rydex Biotechnology Fund	20,716	20,716	-

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Change in Units Outstanding (continued)

			Net Increase (Decrease)
	Units Issued	Units Redeemed
Rydex Consumer Products Fund	3,955	3,955	-

Rydex Electronics Fund	24,748	24,748	-

Rydex Energy Fund	144,391	144,391	-

Rydex Energy Services Fund	888	888	-

Rydex Internet Fund	12,936	12,936	-

Rydex Leisure Fund	2,792	2,792	-

Rydex Large Cap Europe Fund	31,151	31,151	-

Rydex Large Cap Japan Fund	25	25	-

Rydex Mekros Fund	47,327	46,167	1,159

Rydex Medius Fund	31,211	30,169	1,042

Rydex Nova Fund	448,500	441,078	7,422

Rydex OTC Fund	658,993	694,528	(35,535)

Rydex Precious Metals Fund	16,494	12,546	3,948

Rydex Real Estate Fund	22	22	-

Rydex Retailing Fund	666	666	-

Rydex Technology Fund	260,652	260,652	-

Rydex Telecommunications Fund	8,180	6,348	1,833

Rydex Titan 500 Fund	24,352	23,960	392

Rydex Transportation Fund	476	476	-

Rydex Utilities Fund	6,791	2,021	4,770

Rydex Velocity 100 Fund	91,618	90,149	1,469

Rydex US Government Bond Fund	6,723	6,722	1

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Change in Units Outstanding (continued)

			Net Increase (Decrease)
	Units Issued	Units Redeemed
Rydex US Government Money Market Fund	1,303,613	1,206,116	97,496

Rydex Ursa Fund	422,870	440,417	(17,547)

SteinRoe Balanced Fund VS (A)	146,991	1,144,088	(997,097)

SteinRoe Balanced Fund VS (B)	818,083	440,320	377,763

SteinRoe Growth Stock Fund VS (A)	286,869	795,167	(508,298)

SteinRoe Growth Stock Fund VS (B)	191,913	188,624	3,290

SteinRoe Money Market Fund VS (A)	60,390,262	60,284,826	105,437

Liberty Federal Securities Fund VS (A)	1,188,710	881,613	307,097

Liberty Federal Securities Fund VS (B)	2,039,425	472,908	1,566,517

SteinRoe Small Company Growth Fund VS (A)	32,061	72,772	(40,711)

	162,706,471	164,092,128	(1,385,658)

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

8. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, (the "Code") a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, is not treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

FINANCIAL STATEMENTS

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

For the years ended December 31,

	2002	2001	2000

Revenues
Premiums and annuity considerations	$ 43,574	$ 41,009	$ 44,803
Net investment income	265,277	282,492	287,674
Net realized investment gains (losses)	136,697	23,694	(19,905)
Fee and other income	352,403	284,111	297,861

Total revenues	797,951	631,306	610,433

Benefits and expenses
Policyowner benefits	337,305	309,688	338,328
Other operating expenses	184,289	151,778	164,870
Amortization of deferred policy acquisition costs	243,927	120,733	123,832

Total benefits and expenses	765,521	582,199	627,030

Income (loss) from operations	32,430	49,107	(16,597)

Interest expense	96,497	94,422	44,687

Loss before income tax expense	(64,067)	(45,315)	(61,284)

Income tax (benefit) expense:
Federal	(46,174)	(26,120)	(61,681)
State	1,265	(1,313)	(2,097)
Income tax benefit	(44,909)	(27,433)	(63,778)

Net (loss) income before cumulative
effect of change in accounting principle	(19,158)	(17,882)	2,494

Cumulative effect of change in accounting principle, net of tax	-	5 ,198	-

Net (loss) income	$ (19,158)	$ (12,684)	$ 2,494

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

December 31,

ASSETS	2002	2001
Investments
Available-for-sale fixed maturities at fair value (amortized cost of $2,104,081 and $2,072,585 in 2002 and 2001, respectively)	$ 2,211,836	$ 2,130,688
Trading fixed maturities at fair value (amortized cost of $1,354,969 and $1,020,173 in 2002 and 2001, respectively)	1,404,825	1,041,490
Subordinated note from affiliate held-to-maturity (fair value of $616,520 and $619,656 in 2002 and 2001, respectively)	600,000	600,000
Equity investment in affiliate	95,803	-
Short-term investments	171,627	103,296
Mortgage loans	778,962	915,730
Real estate	79,783	83,545
Policy loans	39,317	42,686
Other invested assets	185,440	66,771
Total investments	5,567,593	4,984,206

Cash and cash equivalents	277,104	180,141
Accrued investment income	66,771	63,428
Deferred policy acquisition costs	585,815	765,716
Outstanding premiums	-	3,591
Other assets	124,932	79,527
Separate account assets	13,383,358	16,233,130

Total assets	$ 20,005,573	$ 22,309,739

LIABILITIES

Future contract and policy benefits	$ 677,163	$ 691,406
Contractholder deposit funds and other policy liabilities	3,517,720	3,145,725
Unearned revenue	8,628	11,610
Accrued expenses and taxes	117,519	115,466
Deferred federal income taxes	104,736	99,164
Long-term debt payable to affiliates	645,000	565,000
Partnership Capital Securities	607,826	607,826
Other liabilities	97,123	107,780
Separate account liabilities	13,383,358	16,233,130

Total liabilities	19,159,073	21,577,107

Commitments and contingencies - Note 15

STOCKHOLDER'S EQUITY

Common stock, $1,000 par value - 10,000 shares authorized; 6,437 shares issued and outstanding in 2002 and 2001	$ 6,437	$ 6,437
Additional paid-in capital	388,672	265,411
Accumulated other comprehensive income	47,384	37,619
Retained earnings	404,007	423,165

Total stockholder's equity	846,500	732,632

Total liabilities and stockholder's equity	$ 20,005,573	$ 22,309,739

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

For the years ended December 31,
	2002	2001	2000

Net (loss ) income	$ (19,158)	$ (12,684)	$ 2,494
Other comprehensive income
Net change in unrealized holding gains (losses) on
available-for-sale securities, net of tax and policyholder amounts	27,448	4,589	20,697
Reclassification adjustments of realized investment (gains) losses into net income (loss)	(14,177)	(5,519)	9,725

Other comprehensive income (loss)	13,271	(930)	30,422

Comprehensive (loss) income	$ (5,887)	$ (13,614)	$ 32,916

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

For the years ended December 31,
			Accumulated
		Additional	Other		Total
	Common	Paid-In	Comprehensive	Retained	Stockholder's
	Stock	Capital	Income	Earnings	Equity

Balance at December 31, 1999	$ 6,437	$ 199,355	$ 8,127	$ 458,355	$ 672,274

Net income				2,494	2,494
Dividends declared				(10,000)	(10,000)
Additional paid-in-capital		66,056			66,056
Other comprehensive income			30,422		30,422

Balance at December 31, 2000	$ 6,437	$ 265,411	$ 38,549	$ 450,849	$ 761,246

Net loss				(12,684)	(12,684)
Dividends declared				(15,000)	(15,000)
Other comprehensive loss			(930)		(930)

Balance at December 31, 2001	$ 6,437	$ 265,411	$ 37,619	$ 423,165	$ 732,632

Net loss				(19,158)	(19,158)
Additional paid-in-capital		100,000			100,000
Other comprehensive income			13,271		13,271
Deconsolidation of SLNY		23,261	(3,506)		19,755

Balance at December 31, 2002	$ 6,437	$ 388,672	$ 47,384	$ 404,007	$ 846,500

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31,

	2002	2001	2000

Cash Flows From Operating Activities:
Net (loss) income from operations	$ (19,158)	$ (12,684)	$ 2,494
Adjustments to reconcile net income (loss) to net cash used
in operating activities:
Amortization of discount and premiums	11,181	3,230	(790)
Depreciation and amortization	1,876	1,602	2,846
Net realized (gains) losses on investments	(136,697)	(23,676)	19,906
Net unrealized (gains) on trading fixed maturities	(47,565)	(8,651)	(14,905)
Interest credited to contractholder deposits	129,610	175,916	195,533
Deferred federal income taxes	28,529	55,700	(53,139)
Cumulative effect of change in accounting principle, net of tax	-	(5,198)	-
Changes in assets and liabilities:
Deferred acquisition costs	148,684	(17,146)	(83,037)
Accrued investment income	(5,324)	1,481	(5,732)
Other assets	(29,116)	(45,919)	14,984
Future contract and policy benefits	26,174	(23,255)	(14,462)
Other, net	25,971	55,150	40,980
Net purchases of trading fixed maturities	(369,794)	(372,352)	(634,365)
Net cash used in operating activities	(235,629)	(215,802)	(529,687)

Cash Flows From Investing Activities:
Sales, maturities and repayments of:
Available-for-sale fixed maturities	1,333,976	1,250,971	1,001,902
Net cash from sale of subsidiary	3,331	-	-
Other invested assets	239,737	4,392	-
Mortgage loans	234,191	112,422	208,542
Real estate	6,036	10,009	35,951
Purchases of:
Available-for-sale fixed maturities	(1,532,791)	(823,289)	(738,259)
Subsidiaries	-	(4,965)	-
Other invested assets	(233,255)	(1,087)	(2,221)
Mortgage loans	(112,479)	(184,787)	(121,897)
Real estate	(3,634)	(16,284)	(14,997)
Changes in other investing activities, net	(8,109)	1,261	2,768
Net change in policy loans	3,098	128	(799)
Net change in short-term investments	(81,713)	8,782	34,924

Net cash (used in) provided by investing activities	(151,612)	357,553	405,914

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the years ended December 31, 2001, 2000 and 1999
	2002	2001	2000

Cash Flows From Financing Activities:
Deposits to contractholder deposit funds	1,178,908	1,557,468	1,962,257
Withdrawals from contractholder deposit funds	(855,834)	(1,894,134)	(1,988,702)
Issuance of long-term debt	80,000
Dividends paid to stockholder	-	(15,000)	(10,000)
Additional capital contributed	100,000	-	-
Net cash provided by (used in) financing activities	503,074	(351,666)	(36,445)

Net change in cash and cash equivalents	115,833	(209,915)	(160,218)

Cash and cash equivalents, beginning of year	180,141	390,056	550,274

Cash from deconsolidation of subsidiary	(18,870)	-	-

Cash and cash equivalents, end of year	$ 277,104	$ 180,141	$ 390,056

Supplemental Cash Flow Information
Interest paid	$ 96,414	$ 94,422	$ 43,266
Income taxes (refunded) paid	(14,904)	10,887	63,692

Non-cash Transactions

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65.5 million of additional paid in capital.

On December 31, 2002, the operations of Sun Life Assurance and Annuity Company of New York, were merged with another affiliated company, Keyport Benefit Life Insurance Company. As a result of this merger Keyport Life Insurance Company, the former parent company of Keyport Benefit Life Insurance Company and an affiliate of the Company, owns 67% of the combined entity and the Company retained a 33% interest in the combined entity.

The accompanying notes are an integral part of the consolidated financial statements

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2002, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's insurance affiliate, Sun Life Insurance and Annuity Company of New York ("SLNY"), is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts ("GICs"), group life, group disability and stop loss insurance, third party insurance administration, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("SLC (U.S.) Holdings"), which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"). SLOC is a life insurance company domiciled in Canada that reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLF"), is now the ultimate parent of SLOC.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for stockholder-owned life insurance companies.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of December 31, 2002, the Company owned all of the outstanding shares of Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("SBSC"), Sun Capital Advisers, Inc. ("SCA"), Sun Life of Canada (U.S.) SPE 97-1, Inc. ("SPE 97-1), Sun Life of Canada (U.S.) Holdings General Partner, Inc. ("the General Partner"), Vision Financial Corporation ("Vision") and Clarendon Insurance Agency, Inc ("Clarendon"). The results are also consolidated with Sun Life of Canada Funding, LLC ("SLOC Funding"), which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I ("the Partnership"), for which the General Partner is the sole general partner.

On December 31, 2002, the operations of SLNY were merged with another affiliated company, Keyport Benefit Life Insurance Company, ("KBL"). As a result of this merger Keyport Life Insurance Company ("Keyport"), the former parent company of KBL and an affiliate of the Company, owns 67% of the combined entity and the Company retained a 33% interest in the combined entity. For the year ended December 31, 2002, the results of operations for SLNY were consolidated with the Company's results. As of December 31, 2002, the assets and liabilities of SLNY are no longer consolidated with the Company.

On December 18, 2002 the Company sold its interest in its' wholly-owned subsidiary, Sun Life of Canada (U.S.) Distributors, Inc. ("SLD") to another affiliate, Sun Life Financial (U.S.) Holdings, Inc. ("SLF Holdings"), for $10.5 million. No gain or loss was realized on this transaction. Effective January 1, 2003, SLD changed its name to MFS/Sun Life Financial Distributors, Inc. ("MFSLF") and thereafter Massachusetts Financial Services Company ("MFS"), an affiliate of the Company, acquired a 50% ownership interest in MFSLF.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SLNY is engaged in the sale of individual fixed and variable annuity contracts and group life, group disability insurance and stop loss contracts in its state of domicile, New York. SLFSL serves as the marketing administrator for the distribution of the offshore products of SLOC, an affiliate. SCA is a registered investment adviser. SPE 97-I, was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. The General Partner is the sole general partner of the Partnership. Clarendon is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of December 31, 2002, SBSC was inactive. SLOC Funding, was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. The Partnership was established to purchase subordinated debentures issued by the Company's parent, SLF Holdings, and to issue Partnership capital securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I, ("Capital Trust I").

On March 12, 2001, the Company purchased Vision for approximately $5.0 million. Vision, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting and in connection with the acquisition recorded approximately $1.6 million of goodwill. The results of operations of Vision for the years ended December 31, 2002 and 2001 were not material to the consolidated financial statements.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited ("SLISL") to SLOC. SLISL provides information systems development services to SLOC and its subsidiaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs ("DAC"), investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less when purchased and are considered cash equivalents for purposes of reporting cash flows.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of amortization of DAC and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis.

The Company's accounting policy for impairment requires recognition of an other-than-temporary impairment write-down on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other-than-temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses. Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Other invested assets consist primarily of a leveraged lease, derivative investments and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other-than-temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed quarterly and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs that are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 10 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for traditional life and, health products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon the Company's experience and industry standards.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts ("GICS"). The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life products are considered revenue when due. Premiums related to group life, stop loss, and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Other than DAC, benefits and expenses related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

Fees from investment advisory services are recognized as revenues when the services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees and contract fees and are recognized when earned.

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by SFAS No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2002 presentation.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value are recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, a cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives. Prior to the adoption of SFAS No. 133, the Company had been recognizing changes in fair value of derivatives in earnings; however, embedded derivatives in insurance contracts had not been accounted for separately.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets". These Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142, which was January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 did not have a material impact on the Company.

In November of 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others. Disclosure requirements under FIN No. 45 are effective for financial statements of annual periods ending after December 15, 2002 and are applicable to all guarantees issued by the guarantor subject to the provisions of FIN No. 45. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of FIN No. 45 to have a significant impact on the Company's consolidated financial statements. FIN No. 45 did not require the Company to include any additional disclosures related to guarantees in the financial statements for the year ended December 31, 2002.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In January of 2003 the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 addresses off-balance sheet financing entities. The Company will adopt FIN No. 46 as required in fiscal 2003 and is currently evaluating its effect on the consolidated financial statements. Although the Company is still evaluating the effect of FIN No. 46, it is reasonably possible that FIN No. 46 may require consolidation of, or additional disclosures related to, the entity described below.

The Company, through its subsidiary, SCA, may have to consolidate, Solar Investment Grade CBO II Limited, the special purpose entity ("SPE") used to facilitate the collateralized debt offering SOLAR CBO II. As of December 31, 2002 the assets and liabilities of this entity were approximately $409.0 million and $407.0 million, respectively. The actual amount that may be consolidated is dependent on the analysis of expected losses and residual returns as compared to the other equity holders and sub-collateral managers. The Company's maximum exposure to loss as a result of its investment is approximately $9.8 million at December 31, 2002.

Additionally, the Company and its affiliates act as collateral manager in several other collateralized debt and mortgage obligation transactions in which the Company is the transferor of assets to a Qualified SPE. In these transactions, the Company establishes a trust, as a Qualified SPE, that purchases a portfolio of assets and issues trust certificates that represent interests in the portfolio of assets. In addition to receiving variable compensation for managing the portfolio, the Company also may retain certain trust certificates. These transactions will not require consolidation because a Qualified SPE was used to facilitate the transactions.

In July 2002, the American Institute of Certified Public Accountants ("AICPA") issued a proposed Statement of Position ("SOP"), "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Separate Accounts." This SOP provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts. The Company is in the process of evaluating the provisions of this SOP and its impact to the Company's financial position or results of operations.

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES

On December 31, 2002, KBL, a wholly owned subsidiary of Keyport, an affiliate, merged with and into the Company's wholly-owned life insurance subsidiary, SLNY. Keyport and its subsidiaries, including KBL, were purchased on October 31, 2001 by SLC (U.S.) Holdings, an upstream parent of the Company. As a result of the merger, the Company continued to hold 2,000 shares of SLNY's common stock; however, the par value of the common stock was converted to $350 per share. In exchange for its investment in KBL, SLNY issued Keyport 4,001 shares of its common stock valued at $350 per share. As a result of the share issuance and change in par value, the Company's ownership percentage of SLNY became 33%, with Keyport holding the remaining 67%. The accounting for this transaction resulted in $23.3 million of additional paid-in-capital to the Company.

On December 31, 2002, prior to the completion of the merger, the Company contributed capital in the amount of $14.85 million to SLNY. Keyport contributed capital totaling $30.15 million to KBL. These contributions were approved by the respective boards of directors in anticipation of the merger transaction.

On December 18, 2002 the Company sold its' wholly-owned subsidiary, SLD to another affiliate, SLF Holdings, for $10.5 million. No gain or loss was realized on this transaction.

On September 24, 2002, the Company received a $100 million capital contribution from its parent, SLC (U.S.) Holdings.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The Company has an administrative services agreement with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., under which the Company provides administrative and investor services with respect to certain open-end management investment companies for which MFS serves as the investment adviser, and which are offered to certain of the Company's separate accounts established in connection with the variable annuity contracts issued by the Company. Amounts received under this agreement amounted to approximately $24.0 million and $13.8 million for the years ended December 31, 2002 and 2001, respectively.

The Company has agreements with Keyport and certain of its subsidiaries under which the Company provides wholesale distribution services in connection with certain annuity products offered by Keyport. Amounts received under this agreement amounted to approximately $22.4 million for the year ended December 31, 2002.

On January 14, 2000, the Company purchased two separate $100 million notes from MFS, one with an interest rate of 8.60% due August 11, 2004, and the other with an interest rate of 7.93% due August 11, 2003. On November 1, 2000, MFS repaid the $100 million note with an original maturity of August 11, 2003.

On May 29, 2002, the Company sold its $100 million note from MFS, an affiliate, to Keyport, another affiliate, for approximately $108 million. The note was included in fixed maturities available-for-sale at December 31, 2001. The note was sold at a gain of $8 million.

On June 27, 2000, the Company sold SLISL to SLOC. The Company realized a pretax gain of $451,000 on the sale.

During 2001 and 2000, the Company declared and paid dividends in the amount of $15 million, and $10 million, respectively, to its parent, SLC (U.S.) Holdings. The Company did not make any dividend payments in 2002.

The Company and its subsidiaries have management services agreements with SLOC which provide that SLOC will furnish, as requested, certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $37.1 million in 2002, $40.3 million in 2001, and $31.9 million in 2000.

On December 21, 2000, the Company's parent, SLC (U.S.) Holdings, transferred its ownership in all 200 shares issued and outstanding of the General Partner to the Company in exchange for 537 shares of the Company's common stock totaling $537,000, plus $65.5 million of additional paid in capital. As a result of the acquisition of the General Partner on December 21, 2000, and its ownership interest in the Partnership, the Company became the owner of a $600 million 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, SLC (U.S.) Holdings. The Company also assumed the liability of the partnership capital securities issued to Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership capital securities issued of $600.01 million accrue interest at 8.526% and have no scheduled maturity date. The partnership capital securities, which represent the limited partner interest of the Partnership, may be redeemed on or after May 6, 2027. The Company has accounted for the acquisition of the General Partner using the purchase method of accounting.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

The following proforma statement of income for the year ended December 31, 2000 illustrates the Company's results of operations as if the acquisition of the General Partner took place at the beginning of the year.

Proforma
2000

Revenues
Premiums and annuity considerations	$ 45
Net investment income	339
Net realized investment gains (losses)	(20)
Fee and other income	298

Total revenues	662

Benefits and expenses
Policyowner benefits	338
Other operating expenses	165
Amortization of deferred policy acquisition costs	124

Total benefits and expenses	627

Income (loss) from operations	35

Interest expense	95

Income (loss) before income tax expense and discontinued
Operations	(60)

Income tax expense (benefit):
Federal	(62)
State	(2)

Income tax expense (benefit)	(64)

Net income from continuing operations	4

Net loss on disposal of subsidiaries, after tax	-

Discontinued operations	-

Net income	$ 4

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

2. SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED)

Effective January 2002, essentially all United States employees of Keyport, an affiliate, and SLOC became employees of the Company. As a result, the Company has assumed most of the operating expenses of Keyport, including salaries and benefits, as well as the salaries and benefits previously incurred by SLOC in the United States. In accordance with a tri-party management service agreement between the Company, Keyport, and SLOC, the Company provides personnel and certain services to Keyport and SLOC, as requested. Reimbursements under this agreement, which are recorded as a reduction of other operating expenses, were approximately $51.7 million for the year ended December 31, 2002. Management believes inter-company revenues and expenses are calculated on a reasonable basis, however, these amounts may not necessarily be indicative of the costs that would be incurred if the Company operated on a standalone basis.

The Company leases office space to SLOC under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five year terms at fair market value of the fixed rent for the term which is ending. Rent received by the Company under the leases amounted to approximately $11.7 million, $8.8 million, and $7.8 million in 2002, 2001 and 2000, respectively.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with SLOC.

On July 25, 2002, the Company issued an $80 million promissory note at 5.71%, maturing June 30, 2012 to an affiliate, Sun Life (Hungary) Group Financing Limited Liability Company ("Sun Life (Hungary) Ltd"). The Company pays interest semi-annually to Sun Life (Hungary), Ltd. On December 31, 2002 the Company paid $1.9 million in interest. The proceeds of the note were used to purchase fixed rate government and corporate bonds.

The Company had $565 million of surplus notes issued to its parent, SLC (U.S.) Holdings, as of December 31, 2000. In October 2001, SLC (U.S.) Holdings transferred its ownership in the Company's surplus notes totaling $565 million to Sun Life Financial (U.S.) Finance, Inc., an affiliate of the Company, at book value.

The Company has accrued $4.3 million for unpaid interest on surplus notes held by an affiliate at December 31, 2002 and 2001, respectively. The Company expensed $43.3 million for interest on these surplus notes for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table lists the details of notes due to affiliates:

Principal	Maturity	Rate

$ 150,000	12/15/07	6.625%
150,000	12/15/15	7.250%
7,500	12/15/15	6.125%
7,500	12/15/07	5.750%
80,000	06/30/12	5.710%
250,000	11/06/27	8.625%
$ 645,000

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows:

	December 31, 2002
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Available-for-sale fixed maturities:
Asset Backed and Mortgage Backed Securities	$ 357,446	$ 11,085	$ (1,584)	$ 366,947
Foreign Government & Agency Securities	25,303	2,062	-	27,365
States & Political Subdivisions	500	15	-	515
U.S. Treasury & Agency Securities	311,947	11,825	(256)	323,516
Corporate securities:
Basic Industry	101,266	10,283	(1,178)	110,371
Capital Goods	96,485	10,681	(289)	106,877
Communications	84,698	4,658	(3,271)	86,085
Consumer Cyclical	111,070	6,837	(3,286)	114,621
Consumer Noncyclical	111,617	14,240	(2,924)	122,933
Energy	70,451	8,566	(1,830)	77,187
Finance	337,750	17,911	(4,737)	350,924
Industrial Other	68,302	10,677	(79)	78,900
Technology	4,782	161	-	4,943
Transportation	134,799	8,140	(14,005)	128,934
Utilities	287,665	28,129	(4,076)	311,718
Total Corporate	1,408,885	120,283	(35,675)	1,493,493

Total available-for-sale fixed maturities	$ 2,104,081	$ 145,270	$ (37,515)	$ 2,211,836

Trading fixed maturities
Asset Backed and Mortgage Backed Securities	$ 87,470	$ 8,017	$ -	$ 95,487
Foreign Government & Agency Securities	4,568	1,012	-	5,580
States & Political Subdivisions	-	-	-	-
U.S. Treasury & Agency Securities	23,491	423	-	23,914
Corporate securities:
Basic Industry	59,201	6,283	(297)	65,187
Capital Goods	56,432	5,255	(1,600)	60,087
Communications	120,120	10,688	(620)	130,188
Consumer Cyclical	146,174	12,244	(207)	158,211
Consumer Noncyclical	25,106	675	(2,951)	22,830
Energy	90,471	7,428	(3,405)	94,494
Finance	351,478	27,364	(688)	378,154
Industrial Other	64,185	5,606	(119)	69,672
Technology	3,805	-	(155)	3,650
Transportation	80,555	6,481	(10,711)	76,325
Utilities	241,913	10,081	(30,948)	221,046
Total Corporate	1,239,440	92,105	(51,701)	1,279,844

Total trading fixed maturities	$ 1,354,969	$ 101,557	$ (51,701)	$ 1,404,825

Held-to-maturity fixed maturities:
Sun Life of Canada (U.S.) Holdings, Inc.,
8.526% subordinated debt, due 2027	$ 600,000	$ 16,520	$ -	$ 616,520

Total held-to-maturity fixed maturities	$ 600,000	$ 16,520	$ -	$ 616,520

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

December 31, 2001

Gross

Gross

Estimated

Amortized

Unrealized

Unrealized

Fair

Cost

Gains

Losses

Value

Available-for-sale fixed maturities:

 Asset Backed and Mortgage Backed Securities

$ 282,151

$ 5,123

$ (2,352)

$ 284,922

 Foreign Government & Agency Securities

24,105

1,344

-

25,449

 States & Political Subdivisions

254

15

-

269

 U.S. Treasury & Agency Securities

142,892

5,695

(951)

147,636

Corporate securities:

 Basic Industry

102,983

5,935

(7,092)

101,826

 Capital Goods

132,343

7,406

(90)

139,659

 Communications

108,810

5,926

(517)

114,219

 Consumer Cyclical

138,538

6,688

(2,080)

143,146

 Consumer Noncyclical

121,149

9,243

(904)

129,488

 Energy

82,913

5,029

(1,245)

86,697

 Finance

378,522

11,257

(3,518)

386,261

 Industrial Other

80,099

6,791

(294)

86,596

 Technology

6,988

280

-

7,268

 Transportation

151,613

9,663

(15,697)

145,579

 Utilities

319,225

18,200

(5,752)

331,673

Total Corporate

1,623,183

86,418

(37,189)

1,672,412

Total available-for-sale fixed maturities

$ 2,072,585

$ 98,595

$ (40,492)

$ 2,130,688

Trading fixed maturities

 Asset Backed and Mortgage Backed Securities

$ 84,928

$ 1,336

$ (283)

$ 85,981

 Foreign Government & Agency Securities

4,513

453

-

4,966

 States & Political Subdivisions

-

-

-

-

 U.S. Treasury & Agency Securities

-

-

-

-

Corporate securities:

 Basic Industry

46,541

1,916

(319)

48,138

 Capital Goods

41,396

2,315

(70)

43,641

 Communications

131,840

4,847

(3,913)

132,774

 Consumer Cyclical

117,892

4,351

(1,186)

121,057

 Consumer Noncyclical

21,539

1,146

(62)

22,623

 Energy

76,145

2,019

(1,793)

76,371

 Finance

267,355

12,355

(929)

278,781

 Industrial Other

45,959

1,746

(430)

47,275

 Technology

2,977

3

-

2,980

 Transportation

82,740

2,974

(2,635)

83,079

 Utilities

96,348

1,626

(4,150)

93,824

Total Corporate

930,732

35,298

(15,487)

950,543

Total trading fixed maturities

$ 1,020,173

37,087

(15,770)

1,041,490

Held-to-maturity fixed maturities:

Sun Life of Canada (U.S.) Holdings, Inc.,

8.526% subordinated debt, due 2027

$ 600,000

$ 19,656

$ -

$ 619,656

Total held-to-maturity fixed maturities

$ 600,000

$ 19,656

$ -

$ 619,656

`SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below.  Actual maturities may differ from contractual maturities on asset-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

December 31, 2002

 Amortized
Cost

 Estimated
Fair Value

Maturities of available-for-sale fixed securities:

Due in one year or less

$ 85,272

$ 86,299

Due after one year through five years

597,290

619,761

Due after five years through ten years

653,675

702,306

Due after ten years

410,398

436,523

Subtotal - Maturities available-for-sale

$ 1,746,635

$ 1,844,889

Asset-backed securities

357,446

366,947

Total Available-for-sale

$ 2,104,081

$ 2,211,836

Maturities of trading fixed securities:

Due in one year or less

$ 11,122

$ 11,007

Due after one year through five years

482,935

492,081

Due after five years through ten years

529,771

541,779

Due after ten years

243,671

264,471

Subtotal - Maturities of trading

$ 1,267,499

$ 1,309,338

Asset-backed securities

87,470

95,487

Total Trading

$ 1,354,969

$ 1,404,825

Maturities of held-to-maturity fixed securities:

Due after ten years

$ 600,000

$ 616,520

Gross gains of $28.1 million, $15.5 million and $9.1 million and gross losses of $6.3 million, $7.0 million and $24.0 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2002, 2001, and 2000, respectively.

Fixed maturities with an amortized cost of approximately $2.7 million and $3.1 million at December 31, 2002 and 2001, respectively, were on deposit with federal and state governmental authorities as required by law.

At December 31, 2002 and 2001, $37.0 million and $32.9 million of fixed maturities were pledged as collateral and are included with fixed maturities.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

As of December 31, 2002 and 2001, 93% and 96%, respectively, of the Company's fixed maturities were investment grade.  Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies.  During 2002, 2001, and 2000 the Company incurred realized losses totaling $27.5 million, $5.5 million, and $15.0 million, respectively for other than temporary impairment of value of some of its fixed maturities after determining that not all of the unrealized losses were temporary in nature.  During 2002, $1.4 million of the 2001 losses was recovered and is included in realized gains.  The Company has stopped accruing income on several of its holdings for issuers that are in default.  $1.9 million, $0.4 million and $0.2 million of interest income on these holdings was not accrued during 2002, 2001, and 2000, respectively.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States.  Investments are diversified by property type and geographic area.  Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure.  The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows:

December 31,

2002

2001

Total mortgage loans

$ 778,962

$ 915,730

Real estate:

Held-for-sale

-

1,490

Held for production of income

79,783

82,055

Total real estate

$ 79,783

$ 83,545

Real estate held for the production of income primarily consists of the Sun Life office park located in Wellesley Hills, MA. Accumulated depreciation on real estate was $17.9 million and $16.1 million at December 31, 2002 and 2001, respectively.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, values are impaired or values are impaired but mortgages are performing, appropriate allowances for losses have been made.  The Company has restructured mortgage loans, impaired mortgage loans and impaired but performing mortgage loans totaling $9.0 million and $17.9 million at December 31, 2002 and 2001, respectively, against which there are allowances for losses of $7.0 million and $7.1 million, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows:

Balance at

Balance at

January 1,

Additions

Subtractions

December 31,

2002

Mortgage loans

$ 7,140

$ 483

$ (607)

$ 7,016

2001

Mortgage loans

$ 4,675

$ 3,095

$ (630)

$ 7,140

Mortgage loans and real estate investments comprise the following property types and geographic regions:

December 31,

2002

2001

Property Type:

Office building

$ 322,957

$ 369,535

Residential

32,114

39,254

Retail

314,750

389,972

Industrial/warehouse

178,777

190,672

Other

17,163

16,982

Valuation allowances

(7,016)

(7,140)

Total

$ 858,745

$ 999,275

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3.   INVESTMENTS (CONTINUED)

December 31,

2002

2001

Geographic region:

Arizona

$ 17,999

$ 21,221

California

70,370

95,861

Colorado

7,324

8,245

Connecticut

26,418

37,208

Delaware

6,322

6,707

Florida

32,009

40,359

Georgia

61,742

71,037

Indiana

13,295

15,015

Kentucky

9,537

13,824

Louisiana

14,101

15,221

Maryland

14,545

19,730

Massachusetts

114,019

116,971

Michigan

35,662

44,549

Nevada

4,581

3,891

New Jersey

16,333

24,047

New York

94,205

88,812

North Carolina

23,479

14,889

Ohio

39,405

29,137

Oregon

5,415

8,131

Pennsylvania

98,990

122,275

Tennessee

9,236

15,345

Texas

17,351

29,071

Utah

16,582

18,179

Virginia

24,433

27,840

Washington

52,207

62,439

All other

40,201

56,411

Valuation allowances

(7,016)

(7,140)

Total

$ 858,745

$ 999,275

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

At December 31, 2002, scheduled mortgage loan maturities were as follows:

2003

$ 22,707

2004

27,585

2005

64,054

2006

25,711

2007

69,860

Thereafter

569,045

Total

$ 778,962

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $12.1 million and $39.8 million at December 31, 2002 and 2001, respectively.

During 2002 and 2000, the Company sold commercial mortgage loans in securitization transactions. In these transactions the Company established a trust, as a Qualified SPE to purchase the assets and issue the trust certificates. In the transactions, the Company retained investment tranches as well as servicing rights.  The investors in the securitization trusts have no recourse to the Company's other assets for failure of debtors to pay when due.  The value of the Company's retained interest is subject to credit and interest rate risk on the transferred financial assets.  The Company recognized a pretax gain of $4.5 million and $763,000 for the 2002 and 2000 securitization transactions, respectively.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2002 were as follows:

Class AA

Class A

Class BBB

Prepayment speed

0

0

0

Weighted average life in years

6.532

6.843

8.417

Expected credit losses

0

0

0

Residual cash flows discount rate

6.064%

6.511%

7.562%

Treasury rate interpolated for average life

4.571%

4.600%

4.682%

Spread over treasuries

1.493%

1.911%

2.880%

Duration in years

5.22

5.263

6.013

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows:

Commercial Mortgages

Class AA

Class A

Class BBB

Carrying amount of retained

Interests

$ 2,911

$ 1,391

$ 1,980

Fair value of retained interests

3,427

1,599

2,282

Weighted average life in years

4.99

5.04

5.76

Expected Credit Losses

Impact on fair value of .20% of adverse change

2,862

1,269

1,725

Impact on fair value of .30% of adverse change

2,861

1,267

1,616

Residual Cash flows Discount Rate

Impact on fair value of 10% of adverse change

2,811

1,248

1,768

Impact on fair value of 20% of adverse change

2,760

1,224

1,734

The total principal amount of the commercial mortgage loans was $72.7 million at December 31, 2002, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the commercial mortgage loans at the date of securitization and at December 31, 2002.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year ended December 31, 2000 were as follows:

Class B

Class I

Prepayment speed

0

0

Weighted average life in years

7.25

4.54

Expected credit losses

0

0

Residual cash flows discount rate

7.798

8.844

Treasury rate interpolated for average life

4.97

4.96

Spread over treasuries

2.83%

3.88%

Duration in years

5.201

3.611

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows:

Commercial Mortgages

Class B

Class I

Carrying amount of retained

Interests

$ 14,933

$ 8,818

Fair value of retained interests

16,460

8,099

Weighted average life in years

9.57

3.80

Expected Credit Losses

Impact on fair value of .025% of adverse change

0

0

Impact on fair value of 20% of adverse change

0

0

Residual Cash flows Discount Rate

Impact on fair value of 10% of adverse change

16,250

7,810

Impact on fair value of 20% of adverse change

16,037

7,754

The total principal amount of the commercial mortgage loans was $165.8 million at December 31, 2002, none of which were 60 days or more past due.  There were no net credit losses incurred relating to the commercial mortgage loans at the date of securitization and at December 31, 2002.

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan Bank of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2002 and 2001.   The income resulting from this program was $252,000, $126,000, and $48,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was originally leased for a term of 9.78 years.  During 2001, the lease term was extended until 2010.  The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements:

Year ended December 31,

2002

2001

Lease contract receivable

$ 56,760

$ 68,418

Less: non-recourse debt

(23,485)

(36,096)

Net Receivable

33,275

32,322

Estimated value of leased assets

21,420

21,420

Less: unearned and deferred income

(17,323)

(18,231)

Investment in leveraged leases

37,372

35,511

Less: fees

(187)

(212)

Net investment in leveraged leases

$ 37,185

$ 35,299

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date.  The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations.  Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

In 2000, the Company launched a new GIC program.  Each deal is highly-individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps.  The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the contract.

The net (decrease) increase in net investment income related to swap settlement payments was $(34.2) million, $(23.5) million, and $.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company does not employ hedge accounting treatment.  As a result, changes in the fair value of swaps are reported in current period operations as a component of net investment income.  The net decrease to net investment income due to changes in the fair value of swaps was $73.1 million, $64.3 million and $53.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company recognized gross realized gains on swaps of  $3.9 million, $6.2 million and $3.9 million in 2002, 2001, and 2000, respectively, as well as gross realized losses of $12.0 million, $8.9 million, and $1.2 million during 2002, 2001, and 2000, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2002 and 2001, the Company's derivatives had no significant concentration of credit risk.

The Company is required to pledge and receive collateral for open derivative contracts.  The amount of collateral that is required is determined by agreed upon thresholds with the counter-parties.  The Company currently pledges cash and U.S. Treasury bonds to satisfy this collateral requirement.  At December 31, 2002 and 2001, $37.0 million and $32.9 million, respectively, of fixed maturities were pledged as collateral and are included with fixed maturities.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option.  The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

The net increase (decrease) in net investment income related to changes in the fair value of options was $9.0 million, $(28.9) million and $(13.5) million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company does not employ hedge accounting treatment.  As a result, changes in the fair value of swaps are reported in current period operations as a component of net investment income.

The Company recognized gross realized gains on options of $140.5 million, $4.0 million and $0 in 2002, 2001, and 2000, respectively, as well as gross realized losses of $10.9 million, $0, and $0 during 2002, 2001, and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

3. INVESTMENTS (CONTINUED)

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows:

 Outstanding at
December 31, 2002

Notional

Fair Value

Principal

Asset (Liability)

Amounts

Interest rate swaps

$

1,683,250

$      (182,204)

Currency swaps

761,424

97,398

Equity swaps

293,994

(3,171)

Equity index options

1,153,168

213,174

Total

$

3,891,836

$ 125,197

 Outstanding at
December 31, 2001

Notional Principal Amounts

 Fair Value
Asset (Liability)

Interest rate swaps

$

1,327,496

$        (73,495)

Currency swaps

697,557

(22,918)

Equity swaps

259,607

(34,008)

Equity index options

1,428,323

81,000

Total

$

3,712,983

$ (49,421)

At December 31, 2002, the net unrealized gains on derivatives are included with other invested assets.  As of December 31, 2001, the net unrealized losses are included with other liabilities on the financial statements.

4. NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following:

2002

2001

2000

Fixed maturities

$ 37,633

$ 29,694

$ (14,962)

Mortgage and other loans

4,648

(2,557)

2,057

Real estate

514

1,150

5,211

Derivative instruments

121,445

1,261

2,768

Short term investments

2

196

(22)

Write-down of fixed maturities

(27,545)

(6,050)

(14,957)

Total

$ 136,697

$ 23,694

$ (19,905)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

5. NET INVESTMENT INCOME

Net investment income consisted of the following:

2002

2001

2000

Fixed maturities

$ 289,196

$ 320,810

$ 265,608

Equity securities

-

-

-

Mortgage and other loans

69,802

73,050

77,807

Real estate

7,855

5,961

8,868

Policy loans

2,645

2,967

3,047

Derivatives

(98,363)

(116,779)

(66,944)

Other

(2,714)

189

4,798

Gross investment income

268,421

286,198

293,184

Less: Investment expenses

3,144

3,706

5,510

Net investment income

$ 265,277

$ 282,492

$ 287,674

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements.  The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items.  Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value to the Company.  Likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001:

December 31, 2002

December 31, 2001

Carrying

Estimated

Carrying

Estimated

Amount

Fair Value

Amount

Fair Value

Financial assets:

Cash and cash equivalents

$ 277,104

$ 277,104

$ 180,141

$ 180,141

Fixed maturities

4,216,661

4,233,181

3,772,178

3,791,834

Short-term investments

171,627

171,627

103,296

103,296

Mortgages

778,962

894,608

915,730

977,857

Derivatives

125,197

125,197

(49,421)

(49,421)

Policy loans

39,317

39,317

42,686

42,686

Other invested assets

60,243

60,243

66,771

66,771

Financial liabilities:

Guaranteed investment contracts

$ 1,768,854

$ 1,681,797

$ 1,320,278

$ 1,336,594

Contractholder deposit funds

1,507,601

1,522,820

1,603,391

1,591,474

Fixed annuity contracts

71,517

70,977

88,400

86,031

Interest sensitive life insurance

116,086

121,908

116,967

117,045

Long-term debt

645,000

688,647

565,000

596,218

Partnership Capital Securities

607,826

616,520

607,826

619,656

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest.  The fair values of short-term bonds are estimated to be amortized cost.  The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes.  For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics.  The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7. REINSURANCE

INDIVIDUAL INSURANCE

The Company has agreements with SLOC and several unrelated companies which provide for reinsurance of portions of the net-amount-at-risk under certain individual variable universal life, bank owned life insurance ("BOLI"), and corporate owned life insurance ("COLI") policies. These amounts are reinsured on either a monthly renewable or a yearly renewable term basis.

The Company also acts as the reinsurer of risk under the lapse protection benefit under certain universal life contracts issued by SLOC.  One hundred percent of such risk is retroceded to Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.

GROUP INSURANCE

SLNY has an agreement with SLOC whereby SLOC reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.   The agreement provides that SLOC will reinsure mortality risks in excess of $50,000 per claim for group life contracts ceded by SLNY.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 1999

7. REINSURANCE (CONTINUED)

SLNY has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of SLNY's group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.   The agreement provides that the unrelated company will reinsure amounts in excess of $4,000 per claim per month for long-term disability contracts ceded by SLNY.

The effects of reinsurance were as follows:

For the Years Ended December 31,

2002

2001

2000

Insurance premiums:

Direct

$ 49,190

$ 43,980

$ 51,058

Assumed

-

-

-

Ceded

5,616

2,971

6,255

Net premiums

$ 43,574

$ 41,009

$ 44,803

 Insurance and other individual policy benefits and
Claims:

Direct

$ 341,429

$ 314,750

$ 346,411

Assumed

-

-

-

Ceded

4,125

5,063

8,077

Net policy benefits and claims

$ 337,304

$ 309,687

$ 338,334

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

8. RETIREMENT PLANS

PENSION PLANS

Through December 31, 2001, the Company was a participant in a non-contributory defined benefit pension plan for employees sponsored by SLOC.  Consistent with the transfer of all employees to Sun Life of Canada U.S. on January 1, 2002, the plan sponsorship for the employee and the agent pension plan was transferred to the Company.  Expenses are allocated to participating companies based on a manner consistent with the allocation of employee compensation expenses.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully-funded.  Most pension plan assets consist of separate accounts of SLOC or other insurance company contracts.

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31 (in 000's):

2002

Change in projected benefit obligation:

Projected benefit obligation at beginning of year

$ 149,595

Service cost

8,436

Interest cost

10,673

Actuarial (gain)

(8,075)

Benefits paid

(4,925)

Plan amendments

3,946

Projected benefit obligation at end of year

$ 159,650

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ 212,965

Other

(888)

Actual return on plan assets

(27,682)

Benefits paid

(4,925)

Transfer due to change in plan sponsor

-

Fair value of plan assets at end of year

$ 179,470

Funded status

$ 19,820

Unrecognized net actuarial loss

38,632

Unrecognized transition obligation

(19,545)

Unrecognized prior service cost

9,132

Prepaid benefit cost

$ 48,039

The Company's share of the projected benefit obligation for the years ended December 31, 2001 and 2000 was $140.6 million and $109.7 million, respectively.

The Company's share of the fair value of plan assets at December 31, 2001 and 2000 was $177.3 million and $163.2 million, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The Company's share of the prepaid benefit costs at December 31, 2001 and 2000 was $29.2 million and $26.8 million, respectively.

The following table sets forth the components of the net periodic pension cost for the year ended December 31 (in 000's)

2002

Components of net periodic benefit cost:

Service cost

$ 8,437

Interest cost

10,674

Expected return on plan assets

(18,395)

Amortization of transition obligation asset

(3,051)

Amortization of prior service cost

216

Recognized net actuarial loss (gain)

120

Net periodic benefit cost

$ (1,999)

The Company's share of net periodic benefit cost

$ 3,834

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 6.75%, 7.00% and 7.50% for the years ended December 31, 2002, 2001 and 2000, respectively. The expected return on plan assets for 2002, 2001 and 2000 was 8.75% and the assumed rate of compensation increase was 4.0% for 2002, and 4.5% for 2001 and 2000.  The Company's share of the net periodic benefit costs for the years ended December 31, 2001 and 2000 were $1.0 million and $0.81 million, respectively.

The Company sponsors and participates in a 401(k) savings plan for which substantially all employees of at least age 21 are eligible for at date of hire. Under the plan, the Company matches up to specified amounts, the employees' contributions to the plan.  The amount of the 2002 employer contributions under plan sponsorship for the Company and its affiliates was $4.03 million.  Amounts are allocated to affiliates based on employees' contributions.  The Company's portion of the expense was $956,000, $462,000 and $354,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

Through December 31, 2001, the Company was a participant in a post-retirement benefit pension plan for employees sponsored by SLOC providing certain health, dental, and life insurance benefits ("post-retirement benefits") for retired employees and dependents.  Consistent with the transfer of all employees to Sun Life of Canada U.S. on January 1, 2002, the plan sponsorship was transferred to the Company.  Expenses are allocated to participating companies based on the number of participants.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8. RETIREMENT PLANS (CONTINUED)

Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition.  Life insurance benefits are generally set at a fixed amount.  The following table sets forth the change in other post-retirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2002 (in 000's):

Change in benefit obligation:

Benefit obligation at beginning of year

$ 45,515

Service cost

1,195

Interest cost

2,488

Actuarial (gain)

(7,586)

Benefits paid

(2,202)

Plan Amendments

(3,429)

Benefit obligation at end of year

$ 35,981

Change in fair value of plan assets:

Fair value of plan assets at beginning of year

$ -

Employer contributions

2,202

Benefits paid

(2,202)

Fair value of plan assets at end of year

$ -

Funded Status

$ (35,981)

Unrecognized net actuarial loss

12,477

Unrecognized prior service cost

(3,138)

Accrued benefit cost

$ (26,642)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

8.  RETIREMENT PLANS (CONTINUED)

The following table sets forth the components of the net periodic post-retirement benefit costs for the year ended December 31 (in 000's):

2002

Components of net periodic benefit cost

Service cost

$ 1,195

Interest cost

2,488

Amortization of prior service cost

(241)

Recognized net actuarial loss

933

Net periodic benefit cost

$ 4,375

The Company's share of net periodic benefit cost

$ 380

The Company's share of the benefit obligation for the years ended December 31, 2001 and 2000 was $29.2 million and $17.1 million, respectively.

The Company's share of the accrued benefit cost at December 31, 2001 and 2000 was $13.4 million and $12.1 million, respectively.

The Company's share of the net periodic benefit costs for the years ended December 31, 2001 and 2000 was $256,000 and $219,000 respectively.

In order to measure the post-retirement benefit obligation at December 31, 2002, the Company assumed a 12.0% annual rate of increase in the per capita cost of covered health care benefits.  In addition, medical cost inflation is assumed to be 11% in 2003 and assumed to decrease gradually to 5.5% for 2013 and remain at that level thereafter.  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated post-retirement benefit obligation at December 31, 2002 by $4.3 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit expense for 2002 by $0.6 million.  Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated post-retirement benefit obligation at December 31, 2002 by $3.6 million, and the aggregate of the service and interest cost components of net periodic post-retirement benefit expense for 2002 by $0.5 million.  The assumed weighted average discount rate used in determining the post-retirement benefit obligation was 6.75% for 2002, 7.00% for 2001 and 7.50% for 2000.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

9. FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada- U.S. Operations Holdings, Inc.  Federal income taxes are calculated as if the Company was filing a separate federal income tax return.  A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31 was as follows:

2002

2001

2000

Federal income tax expense (benefit):

Current

$

(74,702)

$

(81,820)

$

(8,536)

Deferred

28,528

58,498

(53,145)

Total

$

(46,174)

$

(23,322)

$

(61,681)

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

2002

2001

2000

Expected federal income tax benefit

$

(22,423)

$

(13,435)

$

(21,455)

Low income housing credit

(6,138)

(6,138)

(5,805)

Additional tax benefit

(16,700)

(4,200)

(35,897)

Other

(913)

451

1,476

Federal income tax benefit

$

(46,174)

$

(23,322)

$

(61,681)

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2002 and 2001 were as follows:

2002

2001

Deferred tax assets:

Actuarial liabilities

$ 54,928

$ 92,323

Other

18,462

38,870

Total deferred tax assets

$ 73,390

$ 131,193

Deferred tax liabilities:

Deferred policy acquisition costs

(104,199)

(181,647)

Investments, net

(73,927)

(48,710)

Total deferred tax liabilities

$ (178,126)

$ (230,357)

Net deferred tax liabilities

$ (104,736)

$ (99,164)

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service, and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1998 through 2000.  In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the Company's group life and group disability products is summarized below:

2002

2001

Balance at January 1

$ 23,615

$ 20,574

Less reinsurance recoverable

(6,078)

(5,067)

Net balance at January 1

17,537

15,507

Incurred related to:

Current year

12,062

11,354

Prior years

(1,946)

(786)

Total incurred

10,116

10,568

Paid losses related to:

Current year

(6,660)

(5,446)

Prior years

(3,320)

(3,092)

Total paid

(9,980)

(8,538)

Balance at December 31

24,294

23,615

Less reinsurance recoverable

(6,621)

(6,078)

Deconsolidation of SLNY

(17,673)

-

Net balance at December 31

$ -

$ 17,537

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.  As a result of the merger of SLNY and KBL, the liabilities of SLNY, including all of the group liabilities for the Company, are no longer consolidated with the liabilities of the Company.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the DAC:

2002

2001

Balance at January 1

$ 765,716

$ 761,988

Acquisition costs deferred

95,244

137,879

Amortized to expense during the year

(243,927)

(120,733)

Adjustment for unrealized investment gains (losses) during the year

(19,059)

(13,418)

Deconsolidation of SLNY

(12,159)

-

Balance at December 31

$ 585,815

$ 765,716

During 2002, DAC amortization was increased as a result of actual results and revised estimates of future gross profits.  The change in the market value of separate accounts assets (approximately $57.0 million) and revised cash flow assumptions (approximately $39.0 million) were the major items affecting the change in gross profit assumptions.

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a Corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities.  Net investment income is allocated based on segmented assets by line of business.

Management evaluates the results of the operating segments on an after-tax basis.  The Company does not depend on one or a few customers, brokers or agents for a significant portion of its operations.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering GICS to unrelated third parties in overseas markets during the second quarter of 2000.  These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies.  The Company uses derivative instruments to manage the risks inherent in the contract options.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life, long-term disability and stop loss insurance to small and mid-size employers in the State of New York.  As of December 31, 2002, as a result of the SLNY/KBL merger, the results of the Group Protection segment will no longer be consolidated with the Company.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

12. SEGMENT INFORMATION (CONTINUED)

The following amounts pertain to the various business segments. Prior years segmented results have been restated to include the results of the Company's investment advisor subsidiary, SCA, with the Wealth Management segment instead of the Corporate segment:

Year ended December 31, 2002

Wealth

Individual

Group

Management

Protection

Protection

Corporate

Totals

Total Revenues

$ 584,408

$ 62,030

$ 20,181

$ 131,332

$ 797,951

Total Expenditures

696,458

61,445

15,630

88,485

862,018

Pretax Income (Loss)

(112,050)

585

4,551

42,847

(64,067)

Net Operating Income (Loss)

(71,691)

464

3,195

48,874

(19,158)

Total Assets

$ 16,659,420

$ 2,704,635

$ -

$ 641,518

$ 20,005,573

Year ended December 31, 2001

Total Revenues

$ 500,992

$ 32,345

$ 19,407

$ 78,562

$ 631,306

Total Expenditures

530,671

28,383

15,930

101,637

676,621

Pretax Income (Loss)

(29,679)

3,962

3,477

(23,075)

(45,315)

Net Operating Income (Loss)

(11,093)

3,443

2,641

(12,873)

(17,882)

Total Assets

$20,286,398

$ 1,685,589

$ 38,105

$ 299,647

$ 22,309,739

Year ended December 31, 2000

Total Revenues

$ 536,630

$ 44,206

$ 17,194

$ 12,403

$ 610,433

Total Expenditures

558,375

44,477

15,350

53,515

671,717

Pretax Income (Loss)

(21,745)

(271)

1,844

(41,112)

(61,284)

Net Operating Income (Loss)

(5,971)

(176)

1,199

7,442

2,494

Total Assets

$22,098,372

$ 1,242,549

$ 30,514

$ 686,233

$ 24,057,668

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

13.  REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis).  Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and deferred income taxes are calculated differently.  The statutory financials are not prepared on a consolidated basis.

The Company's statutory surplus and net income (loss) were as follows:

Year ended December 31,

2002

2001

2000

Statutory surplus and capital

$      686,561

$     769,520

$ 940,335

Statutory net loss

$ (131,012)

$ (137,139)

$ (236)

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Delaware.  Effective January 1, 2001, the State of Delaware required that insurance companies domiciled in the State of Delaware prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Delaware Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles in the statutory financial statements. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle.  The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods.  As a result of these changes, the Company reported a change of accounting principle in its statutory financial statements, as an adjustment that increased unassigned funds (surplus), by $25.9 million as of January 1, 2001.  This adjustment is due to $25.5 million of net deferred tax assets established as of January 1, 2001, offset by a decrease of $470,000 in the valuation of the Company's obligation for post-retirement benefits other than pensions on an NAIC basis as of January 1, 2001.

14. DIVIDEND RESTRICTIONS

The Company's and its insurance affiliate's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and SLNY.  Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company).  Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance.  The Company did not pay any dividends in 2002 and paid $15.0 million and $10.0 million of dividends to its parent, SLC (U.S.) Holdings, during 2001, and 2000, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

14. DIVIDEND RESTRICTIONS (CONTINUED)

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the New York Superintendent of Insurance, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of:  (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains.  Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the superintendent.  No dividends were paid during 2002 or 2001.  Dividends in the amount of $4.7 million were declared and paid during 2000 by the SLNY to the Company.  These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision.  This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through reduction in future premium taxes in some states. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments.  Part of the assessments paid by the Company pursuant to these laws may be used as credits for a portion of the associated premium taxes.

LITIGATION

The Company is not aware of any contingent liabilities arising from litigation, income taxes and other matters that could have a material effect upon the financial condition of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million.  There are 15 banks in the syndicate of lenders. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements.  One line of credit terminates October 2003, the other in October 2007.  As of December 31, 2002, no amounts have been borrowed.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

(A Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

For the years ended December 31, 2002, 2001 and 2000

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2002, minimum future lease payments under such leases are as follows:

2003

241

2004

243

2005

250

2006

257

2007

264

Thereafter

202

Total

$ 1,457

Total rental expense for the years ended December 31, 2002, 2001 and 2000 was $7.6 million, $6.9 million and $5.0 million, respectively.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Sun Life Assurance Company of Canada (U.S.)

Wellesley, Massachusetts

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2002.  Our audits also included the financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

Deloitte & Touche LLP

Boston, Massachusetts

February 21, 2003

PRO FORMA FINANCIAL INFORMATION

Sun Life Assurance Company of Canada (U.S.)

Pro-Forma Balance Sheets

(in thousands)

December 31, 2002

(Unaudited)

(Unaudited)

Pro-Forma

(Unaudited)

Keyport Life

Sun Life (U.S.)

Adjustments

Surviving Entity

Assets

Cash and Investments:

Available for Sale fixed Maturities

14,219,184

2,211,836

(8,000)

16,423,020

Trading Fixed Maturities

-

1,404,825

1,404,825

Subordinated note from affiliate held-to maturity

-

600,000

600,000

Short-term investments

6,390

171,627

178,017

Mortgage loans

169,567

778,962

948,529

Equity Securities

1,127

-

1,127

Equity Investment in Affiliate

-

95,803

(95,803)

-

Real Estate

-

79,783

79,783

Policy Loans

642,712

39,317

682,029

Other Invested Assets

486,093

379,719

865,812

Cash and Cash Equivalents

448,446

277,104

725,550

Total Cash and Investments

15,973,519

6,038,976

(103,803)

21,908,692

Accrued Investment Income

189,798

66,771

256,569

Deferred Policy Acquisition Costs

209,833

585,815

795,648

Value of business acquired

57,692

-

57,692

Goodwill

705,202

-

705,202

Current Income tax receivable

53,917

-

53,917

Receivable for Investments Sold

107,608

3,013

110,621

Other Assets

143,527

121,919

265,446

Separate Account Assets

2,334,755

13,383,358

15,718,113

Total assets

19,775,851

20,199,852

(103,803)

39,871,900

Liabilities

  Contractholder deposit funds and other policy
liabilities

14,434,364

3,517,720

17,952,084

Future Contract and policy benefits

40,510

677,163

717,673

Unearned Revenue

-

-

-

Payable for Investments purchased

308,317

57,129

365,446

Accrued Expenses and taxes

-

117,519

117,519

Deferred federal income taxes

(76,012)

104,736

(2,800)

25,924

Long-term Debt payable to affiliates

380,000

645,000

1,025,000

Partnership capital securities

-

607,826

607,826

Other liabilities

320,978

242,901

563,879

Separate account liabilities

2,317,611

13,383,358

15,700,969

Total liabilities

17,725,768

19,353,352

(2,800)

37,076,320

Minority Interest

95,803

-

(95,803)

-

Stockholders Equity

Common Stock

3,015

6,437

(3,015)

6,437

Additional paid-in-capital

1,682,080

388,672

1,136

2,071,888

Accumulated other comprehensive income

198,517

47,384

3,010

248,911

Retained Earnings

70,668

404,007

(6,331)

468,344

Total Stockholders Equity

1,954,280

846,500

(5,200)

2,795,580

Total Liabilities, MI and Stockholders Equity

19,775,851

20,199,852

(103,803)

39,871,900

Sun Life Assurance Company of Canada (U.S.)

Pro-Forma Statements of Income

(in thousands)

For the Year Ended 12/31/02

(Unaudited)

(Unaudited)

Pro Forma

(Unaudited)

Keyport Life

Sun Life (U.S.)

Adjustments

Surviving Entity

Revenues:

Premiums and annuity considerations

20,285

43,574

(20,285)

43,574

Net investment income

833,881

360,914

(9,585)

1,185,210

Derivative income

(185,613)

26,328

-

(159,285)

Net realized investments gains (losses)

(48,461)

17,978

(8,483)

(38,966)

Fee and other income

66,632

352,403

(5,935)

413,100

Total revenues

686,724

801,197

(44,288)

1,443,633

Benefits and Expenses:

Interest Credited

575,485

132,856

(3,651)

704,690

Interest Expense

9,546

96,497

-

106,043

Policyowner benefits

29,489

207,695

(16,022)

221,162

Amortization of DAC and VOBA

15,602

243,927

(8,016)

251,513

Other Operating Expenses

85,464

184,289

(9,547)

260,206

Total benefits and expenses

715,586

865,264

(37,236)

1,543,614

Income(Loss) before income tax expense and MI

(28,862)

(64,067)

(7,052)

(99,981)

Income Tax expense (benefit)

-

Federal

(11,025)

(46,174)

(2,250)

(59,449)

State

1,265

1,265

Income tax expense (benefit)

(11,025)

(44,909)

(2,250)

(58,184)

Income (Loss) before Minority Interest

(17,837)

(19,158)

(4,802)

(41,797)

Minority Interest

(1,612)

-

1,612

-

Net Income (loss)

(16,225)

(19,158)

(6,414)

(41,797)

KEYPORT LIFE INSURANCE COMPANY

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Keyport Life Insurance Company

Wellesley, Massachusetts

We have audited the accompanying consolidated balance sheet of Keyport Life Insurance Company (the "Company") and subsidiaries as of December 31, 2002, and the related consolidated statements of income, comprehensive income, stockholder's equity and cash flows for the year ended December 31, 2002.  Our audit also included the related financial statement schedules listed in the Index at Item 15.  These financial statements and financial statement schedules are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Keyport Life Insurance Company and subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

Deloitte & Touche LLP

Boston, Massachusetts

February 21, 2003

Report of Independent Auditors

The Board of Directors

Keyport Life Insurance Company

We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 2001, and the related consolidated statements of income, stockholder's equity, comprehensive income, and cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 2001, and the consolidated results of its operations and its cash flows for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the financial statements, in 2001, the Company changed its method of accounting for its derivatives.

ERNST & YOUNG LLP

Boston, Massachusetts

February 7, 2002

(except for the second paragraph of "Principles of Consolidation" in Note 2, as to which the date is December 31, 2002)

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(in thousands)

December 31,

2002

2001

ASSETS

Restated

Cash and investments:

Fixed maturities available for sale (amortized cost: 2002 -$13,858,732;

2001 -$12,166,570)

$ 14,219,184

$ 12,108,767

Equity securities (cost: 2002 - $1,105; 2001 - $36,859)

1,127

39,658

Mortgage loans

169,567

31,124

Policy loans

642,712

636,351

Other invested assets

280,465

521,259

Short term investments

6,390

17,758

Cash and cash equivalents

448,446

2,117,200

Total cash and investments

15,767,891

15,472,117

Accrued investment income

189,798

185,268

Deferred policy acquisition costs

209,833

47,611

Value of business acquired

57,692

95,155

Goodwill

705,202

714,755

Current income tax receivable

53,917

1,622

Deferred income tax asset

76,012

181,175

Intangible assets

11,814

12,100

Receivable for investments sold

107,608

21,797

Other assets

64,867

36,306

Separate account assets

2,334,755

2,995,094

Total assets

$ 19,579,389

$ 19,763,000

LIABILITIES, MINORITY INTEREST AND STOCKHOLDER'S EQUITY

Liabilities:

Future contract and policy benefits

 $        40,510

 $        39,919

Policy liabilities

14,434,364

13,710,588

Payable for investments purchased and loaned

308,317

1,165,609

Other liabilities

428,504

59,602

Separate account liabilities

2,317,611

2,966,820

Total liabilities

17,529,306

17,942,538

Commitments and contingencies - Note 13

Minority interest

95,803

73,485

Stockholder's equity:

Common stock, $1.25 par value; authorized 2,500 shares;

2,412 issued and outstanding

3,015

3,015

Additional paid-in capital

1,682,080

1,688,841

Retained earnings

 70,668

86,893

Accumulated other comprehensive income (loss)

198,517

(31,772)

Total stockholder's equity

1,954,280

1,746,977

Total liabilities, minority interest and stockholder's equity

$ 19,579,389

$ 19,763,000

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Revenues:

Net investment income, including distributions from

private equity limited partnerships

$ 802,297

$ 146,603

$ 735,641

$ 856,808

Interest credited to policyholders

575,485

107,315

498,668

539,643

Investment spread

226,812

39,288

236,973

317,165

Net realized investment gains (losses)

(41,148)

2,223

(22,790)

(35,796)

Net derivative gains (losses)

(123,426)

99,972

446

-

Net change in unrealized and undistributed (losses)

gains in private equity limited partnerships

(7,591)

-

(17,088)

31,604

Premiums

20,285

4,057

-

-

Fee income:

Surrender charges

29,291

2,261

13,654

24,266

Separate account income

30,587

8,699

44,460

43,518

Management fees

6,754

1,080

5,715

6,207

Total fee income

66,632

12,040

63,829

73,991

Expenses:

Policy benefits

29,489

4,629

4,869

4,997

Operating expenses

94,724

12,499

55,710

64,875

Amortization of deferred policy acquisition costs

23,241

1,694

95,507

116,123

Amortization of value of business acquired

22,686

3,828

-

-

Amortization of intangible assets

286

-

1,047

1,256

Total expenses

170,426

22,650

157,133

187,251

(Loss) income before income taxes, minority interest and

Cumulative effect of accounting changes

(28,862)

134,930

104,237

199,713

Income tax expense (benefit)

(11,025)

47,228

26,635

57,128

(Loss) income before minority interest and cumulative effect of accounting changes, net of tax

(17,837)

87,702

77,602

142,585

Minority interest share of (loss) income

(1,612)

809

-

-

(Loss) income before cumulative effect of

accounting changes

(16,225)

86,893

77,602

142,585

Cumulative effect of accounting changes, net of tax

-

-

60,847

-

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

Other comprehensive income

Net change in unrealized holding gains (losses) on

available-for-sale securities

$ 359,070

$ (52,372)

$ 415,507

$ 213,396

Net change in deferred acquisition costs

(20,800)

600

(343,300)

(192,300)

Net change in value of business acquired

(32,923)

5,700

-

-

Reclassification adjustments of realized investment

gains (losses) into net income (loss)

48,944

(2,800)

29,300

45,900

Income tax (expense) benefit

(124,002)

17,100

(16,400)

67,300

Other comprehensive income (loss), net of tax

$ 230,289

$ (31,772)

$ 85,107

$ 134,296

Comprehensive income

$ 214,064

$ 55,121

$ 101,862

$ 276,881

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

Accumulated

Additional

Other

Common

Paid-in

Retained

Comprehensive

Stock

Capital

Earnings

Income (Loss)

Total

Balance, December 31, 1999

3,015

505,933

665,055

(160,615)

1,013,388

Net income

-

-

142,585

-

142,585

Other comprehensive income, net of tax:

-

-

-

134,296

134,296

Dividends paid

-

-

(10,034)

-

(10,034)

Balance, December 31, 2000

3,015

505,933

797,606

(26,319)

1,280,235

Net income

-

-

16,755

-

16,755

Other comprehensive income, net of tax:

-

-

-

85,107

85,107

Dividends paid

-

-

(99)

-

(99)

Balance, October 31, 2001

3,015

505,933

814,262

58,788

1,381,998

Sale of stockholder's equity

(3,015)

(505,933)

(814,262)

(58,788)

(1,381,998)

Sun Life acquisition cost

3,015

1,703,462

-

-

1,706,477

Consolidation of SLNY

-

(14,621)

-

-

(14,621)

Net income

-

-

86,893

-

86,893

Other comprehensive income, net of tax:

-

-

-

(31,772)

(31,772)

Balance, December 31, 2001 - Restated

3,015

1,688,841

86,893

(31,772)

1,746,977

Consolidation of SLNY

-

(6,761)

-

-

(6,761)

Net loss

-

-

(16,225)

-

(16,225)

Other comprehensive income, net of tax:

-

-

-

230,289

230,289

Balance, December 31, 2002

$ 3,015

$ 1,682,080

$ 70,668

$ 198,517

$1,954,280

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Year Ended

For the 2 month period ended December 31,

For the 10 month period ended

Year Ended

December 31,

2001

October 31,

December 31,

2002

Restated

2001

2000

Cash flows from operating activities:

Net (loss) income

$ (16,225)

$ 86,893

$ 16,755

$ 142,585

Adjustments to reconcile net (loss) income to net cash

provided by operating activities:

(Loss) income to minority interest

(1,612)

 809

-

-

Cumulative effect of accounting changes

-

-

60,847

-

Non-cash derivative activity

 145,277

(116,870)

94,048

-

Interest credited to policyholders

575,485

107,315

498,668

539,643

Net realized investment losses (gains)

41,148

(2,223)

22,790

35,796

Net change in unrealized and undistributed losses

(gains) in private equity limited partnerships

7,591

-

17,088

(31,604)

Amortization of intangible

286

-

-

-

Amortization of value of insurance in force & DAC

38,180

-

-

-

Net amortization on investments

55,597

(4,980)

(11,544)

59,836

Change in deferred policy acquisition costs

(188,239)

(12,102)

(64,985)

9,023

Change in current and deferred income taxes

(72,383)

49,519

(41,200)

5,783

Net change in other assets and liabilities

(17,171)

20,058

(116,807)

22,487

Net cash provided by operating activities

 567,934

128,419

475,660

783,549

Cash flows from investing activities:

Investments purchased - available for sale

(11,413,485)

(1,511,630)

(1,973,207)

(3,802,286)

Investments sold - available for sale

9,864,337

1,664,219

2,026,942

2,877,082

Investments matured - available for sale

-

-

86,626

894,779

Decrease in policy loans

(6,361)

(4,022)

(11,092)

(21,346)

Decrease in mortgage loans

(138,443)

2,210

2,217

2,692

Other invested assets sold (purchased), net

37,286

(28,689)

46,111

8,336

Net change in short term investments

11,368

(2,689)

-

-

Net cash (used in) provided by

investing activities

(1,645,298)

119,399

177,597

(40,743)

Cash flows from financing activities:

Withdrawals from policyholder accounts

(2,292,504)

(469,068)

(1,993,388)

(2,249,950)

Deposits to policyholder accounts

2,473,975

446,220

1,565,504

1,569,168

Debt proceeds

380,000

-

-

-

Net change in securities lending

(1,152,861)

30,900

(106,709)

600,386

Dividend

-

-

-

(10,034)

Net cash (used in) provided by

financing activities

(591,390)

8,052

(534,593)

(90,430)

Change in cash and cash equivalents

(1,668,754)

 255,870

118,664

652,376

Cash from consolidation of SLNY

-

14,387

-

-

Cash and cash equivalents at beginning of period

2,117,200

1,846,943

1,728,279

1,075,903

Cash and cash equivalents at end of period

$ 448,446

$ 2,117,200

$ 1,846,943

$ 1,728,279

The accompanying notes are an integral part of the consolidated financial statements

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

1.  Change of Control

Through October 31, 2001, Keyport Life Insurance Company ("the Company") was a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("LFC"), which is a majority-owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

On May 3, 2001, LFC announced that it had reached a definitive agreement to sell its annuity and bank marketing businesses to Sun Life Financial Services of Canada Inc. ("SLF"), a Canadian holding company and parent of Sun Life Assurance Company of Canada ("SLOC").  The transaction was subject to customary conditions to closing, including receipt of approvals by various state insurance regulators in the U.S., certain other regulatory authorities in the U.S. and Canada and LFC's shareholders.

Effective after the close of business on October 31, 2001, all required approvals had been obtained and SLF Holdings, acquired the Company for approximately $1.7 billion in cash.  As part of the acquisition, SLF Holdings, another indirect subsidiary of SLOC, acquired Independent Financial Marketing Group, Inc. ("IFMG"), an affiliate of the Company ($20 million of the total purchase price was allocated to IFMG).  The acquisition of the Company and IFMG complements both SLF's product array and distribution capabilities and advances SLF towards its strategic goal of reaching a top 10 position in target product markets in North America.  SLF also expects to reduce costs through economies of scale.

The acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets".  Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at estimated fair value at the date of acquisition.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of November 1, 2001 (in thousands):

Assets:

Fixed-maturity securities

$ 10,609,150

Equity securities

35,313

Mortgage loans

7,216

Policy loans

631,916

Value of business acquired

105,400

Goodwill

714,755

Intangible assets

12,100

Deferred taxes

217,633

Other invested assets

363,586

Cash and cash equivalents

1,846,887

Other assets acquired

465,152

Separate account assets

3,941,527

Total assets acquired

18,950,635

Liabilities:

Policy liabilities

12,052,071

Other liabilities

1,262,045

Separate accounts

3,930,042

Total liabilities assumed

17,244,158

Net assets acquired

$ 1,706,477

In 2002, the Company completed its valuation of certain assets acquired and liabilities assumed.  The revisions decreased goodwill by $9.6 million, decreased deferred taxes by $54.9 million, increased policy liabilities by $13.0 million, increased other liabilities by $13.7 million and reduced investments and other assets by $12.8 million and $5.8 million, respectively.

Intangible assets acquired primarily consist of state insurance licenses ($10.1 million) that are not subject to amortization.  The remaining $2.0 million of intangible assets relate to product rights that have a weighted-average useful life of 7 years.  Most of the goodwill is expected to be deductible for tax purposes.

As a result of the acquisition, the financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable.  For periods prior to the date of the acquisition, the balances are referred to as "Predecessor Basis."

2.  Accounting Policies

Organization

The Company offers a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market.  These annuity products are sold through a wide-ranging network of banks, agents and security dealers throughout the United States.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

2.  Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("KBL") (through December 31, 2002), Liberty Advisory Services Corp. (through October 31, 2001) and Keyport Financial Services Corp. ("KFSC").  On October 31, 2001, the Company transferred its ownership interest in Liberty Advisory Service Corp., through a dividend, to LFC.

On December 31, 2002 the Company transferred its ownership interest in KBL for a 67% interest in Sun Life of New York ("SLNY").  SLNY and the Company are under common control.  Accounting principles generally accepted in the United States (GAAP) require that the financial statements reflect such transaction to the earliest year presented or to the date the entities became under common control (November 1, 2001).  Accordingly, the accompanying financial statements of the Company at December 31, 2001 and the two months then ended reflect the inclusion of SLNY in a manner similar to a pooling of interest.  Minority interest has been established for a portion of the earnings not attributable to Keyport's 67% ownership.  The restatement increased the Company's assets by $518.9 million and $619.2 million at December 31, 2002 and 2001, respectively.  Net income was increased by $1.2 million for the year ended December 31, 2002 and decreased by $83,000 for the two-month period ended December 31, 2001.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities.  All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after tax unrealized gains and losses (net of adjustments to deferred acquisition costs ("DAC") and value of business acquired ("VOBA")) are reported as a separate component of accumulated other comprehensive income (loss).  The cost basis of securities is adjusted for declines in value that are determined to be other-than-temporary.  Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of DAC and value of business acquired.

For the mortgage-backed bond portion of the fixed-maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security.  When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost.  Policy loans are carried at the unpaid principal balances plus accrued interest and do not exceed the net cash surrender value of the related insurance policy.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

2.  Accounting Policies (continued)

Investments in private equity limited partnerships, which are included in other invested assets, are accounted for on either the cost method or equity method.  The equity method of accounting is used for all partnerships in which the Company has an ownership interest in excess of 3%.

The net change in unrealized and undistributed gains in private equity limited partnerships primarily represents increases (decreases) in the fair value of the underlying investments of the private equity limited partnerships that are accounted for under the equity method.  The net change is recorded net of the related amortization of value of business acquired and of DAC, and net of the amounts realized, which are recognized in investment income. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis.  There can be no assurance that any unrealized and undistributed gains (losses) will ultimately be realized or that the Company will not incur losses in the future on such investments.

The following amount represents the net change in unrealized and undistributed (losses) gains in private equity limited partnerships:

Year Ended December 31, 2002

For the 2 month period ended December 31, 2001

For the 10 month period ended October 31, 2001

Year Ended December 31, 2000

Gross (loss) gain

$ (8,924)

-

$ (14,688)

$ 103,604

Net reclassification into net

investment income

-

-

(34,100)

(13,300)

(8,924)

-

(48,788)

90,304

Less:

DAC & VOBA Amortization

(1,333)

-

(31,700)

58,700

$ (7,591)

-

$ (17,088)

$ 31,604

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single-premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs (DAC)

DAC relates to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business.  Such acquisition costs include commissions, costs of policy issuance, and underwriting and selling expenses.  These costs are deferred and amortized with interest in relation to the present value of estimated gross profits from mortality; investment spread and expense margins over the estimated lives of the contracts.  This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized, including realized and unrealized gains and losses from investments.

DAC is adjusted for amounts relating to unrealized gains and losses on available for sale fixed-maturity securities.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss). The impact of this adjustment on DAC was to (decrease) increase it by ($20.2) million and $0.6 million at December 31, 2002 and 2001, respectively, relating to this adjustment.

Although realization of DAC is not assured, the Company believes it is more likely than not that all of these costs will be realized.  The amount of DAC considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced.  The amount of amortization of DAC could be revised in the near term if any of the estimates discussed above are revised.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

2.  Accounting Policies (continued)

Value of Business Acquired

The value of business acquired represents the actuarial-determined present value of projected future gross profits from policies in force at the date of their acquisition.  This amount is amortized in proportion to the projected emergence of profits over the estimated lives of the contracts.

The value of business acquired is adjusted for amounts relating to the recognition of unrealized investment gains and losses.  This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income (loss).  Value of business acquired was ($27.3) million and $0.6 million at December 31, 2002 and 2001, respectively, relating to this adjustment.

Estimated future net amortization expense of the value of business acquired as of December 31, 2002 is as follows (in thousands):

2003

$10,961

2004

9,701

2005

8,395

2006

6,991

2007

5,586

Thereafter

16,058

Total

$57,692

Goodwill

Goodwill represents the difference between the purchase price paid and the fair value of the net assets acquired in connection with the acquisition of the Company.  In accordance with SFAS 142, the Company has completed the required impairment tests of goodwill and indefinite-lived intangible assets and concluded that these assets are not impaired.  Goodwill is tested for impairment on an annual basis using the discounted cash flow method.

Intangible Assets

Intangible assets consist of state insurance licenses of $10.1 million that are not subject to amortization and $2.0 million of product rights that have a weighted-average useful life of 7 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities and variable life policies are segregated in separate accounts.  Separate account assets consist principally of investments in mutual funds are carried at fair value.  Investment income and changes in mutual fund asset values are allocated to the policyholders and, therefore, do not affect the operating results of the Company.  The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts.  The difference between investment income and interest credited on the institutional accounts was reported as separate account fee income through October 31, 2001.  Effective November 1, 2001, the separate institutional accounts were classified as general account assets.  Investment income and interest credited were reported as components of net investment income and interest credited, respectively.

As of December 31, 2002 and 2001, the Company also classified $17.1 million and $28.3 million, respectively, of investments in certain mutual funds sponsored by former affiliates of the Company as separate account assets.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

2.  Accounting Policies (continued)

Policy liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single-premium whole life policies.  Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Future contract and policy benefits

Future contract and policy benefits are liabilities for traditional life and health products.  Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force.  The liabilities associated with traditional life insurance and disability insurance products are computed using the net level premium method based on assumptions about future investment yields, mortality, morbidity and persistency.  The assumptions used are based upon the Company's experience and industry standards.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

In 2002, as in prior years, the Company will file a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and KBL stand-alone.  Because of KBL's merger into SLNY, starting in 2003 Keyport and Independence Life will file a consolidated federal income tax return, and SLNY will file on a standalone basis.  KFSC also files a standalone federal income tax return.  The Company and its subsidiaries will be eligible to file a consolidated return with Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco") beginning in 2006.  US Holdco is a member of the Sun Life Financial Group Insurance Holding Company system and is an indirect subsidiary of SLOC.

The Company and its life insurance subsidiaries have a tax-sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns.  Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return.  Effective December 21, 2002, KBL (as part of SLNY) is no longer included in this tax sharing agreement.  KFSC also had a tax-sharing agreement (through October 31, 2001) with the same terms as those outlined above.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the 2001 presentation.

Restatement

On December 31, 2002, the Company acquired a 67% interest in SLNY, an affiliated company, in exchange for its interest in its wholly owned subsidiary, KBL.  SLNY was merged with KBL on December 31, 2002 and SLNY was the surviving entity. SLNY and Keyport are under common control.  Accounting principles generally accepted in the United States (GAAP) indicate that the financials should be restated to the earliest year presented or to the date the entities became under common control (November 1, 2001).  The financial condition and results of SLNY are included in the accompanying financial statements from November 1, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

3. Accounting Changes

The cumulative effect of accounting changes, net of tax, for the ten-month period ended October 31, 2001 of $60.8 million includes a loss of $54.3 million relating to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of SFAS No. 133" (collectively hereafter referred to as the "Statement") in the quarter ended March 31, 2001 and a loss of $6.5 million relating to the adoption of Emerging Issues Task Force ("EITF") Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" in the quarter ended June 30, 2001.

The Company adopted the Statement on January 1, 2001. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in accumulated other comprehensive income (loss) until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value will be immediately recognized in operations.

The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of the Statement at January 1, 2001 decreased net income and stockholder's equity by $54.3 million.  The adoption of the Statement may increase volatility in future reported income due, among other reasons, to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges.  The Company anticipates that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

The Company adopted EITF Issue No. 99-20 on April 1, 2001. EITF Issue 99-20 governs the method of recognizing interest income and impairment on asset-backed investment securities.  EITF Issue No. 99-20 requires the Company to update the estimate of cash flows over the life of certain retained beneficial interests in securitization transactions and purchased beneficial interests in securitized financial assets.  Pursuant to EITF Issue No. 99-20, based on current information and events, if the Company estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value and if there has been a decrease in the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment should be recognized.  The cumulative effect, reported after tax and net of related effects on DAC, upon adoption of EITF Issue No. 99-20 on April 1, 2001 decreased net income by $6.5 million with a related increase to accumulated other comprehensive income of $1.8 million.

In September 2001, the EITF discussed Issue No. 01-10 "Accounting for the Impact of the Terrorist Attacks of September 11, 2001" which gives accounting guidance and recommended disclosures.  Following this guidance, the Company has reviewed its insurance contracts to quantify potential losses, if any, as a result of the tragedy and has determined that there were no material claims exposure to the Company.  The national tragedy of September 11, 2001 has also had an adverse impact on the airline, hotel and hospitality businesses.  The Company has investments associated with these industries.  As of December 31, 2002, the Company recorded a $4.5 million write-down of its airline industry investments for "other-than-temporary declines" due to the decrease in market value.  The Company will continue to monitor these investments to determine if any further adjustments are necessary.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others ("FIN 45")."  FIN 45 requires entities to establish liabilities for certain types of guarantees, and expands financial statement disclosures for others.  This interpretation has no impact for Keyport.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

3. Accounting Changes (continued)

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," to improve financial reporting by enterprises involved with variable interest entities.  This interpretation states that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise.  This interpretation has no impact for Keyport as Keyport does not maintain any involvement with variable interest entities.

In July 2002, the American Institute of Certified Public Accountants ("AICPA") issued a proposed Statement of Position ("SOP"), "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Separate Accounts."  This SOP provides guidance on accounting and reporting by insurance enterprises for certain nontraditional long-duration contracts and for separate accounts.  The Company is in the process of evaluating the provisions of this SOP and its impact to the Company's financial position or results of operations.

4. Accounting for Derivatives and Hedging Activities

All derivatives are recognized on the balance sheet at fair value.  On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset ("fair value hedge") or (2) utilizes the derivative as an economic hedge ("non-designated derivative").  Changes in the fair value of a derivative that is highly effective and is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset attributable to the hedged risk, are recorded in current period operations as a component of net derivative gains.  Changes in the fair value of non-designated derivatives are reported in current period operations as a component of net derivative gains.

The Company issues equity-indexed annuity contracts that contain a derivative instrument that is "embedded" in the contract.  Upon issuing the contract, the embedded derivative is separated from the host contract (annuity contract), is carried at fair value, and is considered a non-designated derivative.

The Company purchases call options and futures on the S&P 500 Index to economically hedge its obligation under the annuity contract to provide returns based upon this index.  The call options and futures are non-designated derivatives.  In addition, the Company utilizes non-designated total return swap agreements to hedge certain contract obligations.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements.  Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes.  Prior to October 31, 2001, the interest rate swap agreements were designated and qualified as fair value hedges.  The ineffective portion of the fair value hedges, net of related effects on DAC, resulted in a loss of $2.6 million for the ten-month period ended October 31, 2001.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedging transactions.  This process included linking all fair value hedges to specific assets on the balance sheet.  The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values.  When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

4. Accounting for Derivatives and Hedging Activities (continued)

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value and changes in fair value will be reported in operations.  The subsequent fair value changes in the hedged asset will no longer be reported in current period operations.

Effective November 1, 2001, in conformity with SLOC accounting policies, the Company discontinued hedge accounting and classified its interest rate swap agreements as non-designated derivatives.  The Company believes that these derivatives provide economic hedges and the cost of formally documenting the effectiveness of the fair value of the hedged assets in accordance with the provisions of SFAS 133 was not justified.  The decrease in the swap values, net of related effects on the value of business acquired, resulted in a (loss) income of $(113.7) million and $64.9 million for the year ended December 31, 2002 and for the two month period ended December 31, 2001, respectively.  The change in values of the call options, futures, and the embedded derivative, net of related effects on the value of business acquired and DAC, (decreased) increased income by $(9.7) million and $35.1 million for the year ended December 31, 2002 and for the two month period ended December 31, 2001, respectively.

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

Assets /(Liabilities)

Notional Amounts

Carrying Value

 Fair
Value

12/31/2002

12/31/2002

12/31/2002

Interest rate swaps

$3,697,630

(205,569)

(205,569)

Total return swaps

203,018

(164,992)

(164,992)

S&P 500 Index call options

976,759

24,753

24,753

12/31/2001

12/31/2001

12/31/2001

Interest rate swaps

$2,172,526

$ (71,906)

$ (71,906)

Total return swaps

1,035,438

42,171

42,171

S&P 500 Index call options

-

56,125

56,125

The interest rate and total return swap agreements expire in 2003 through 2017.  The S&P 500 call options and futures maturities range from 2003 to 2009.

At December 31, 2002 and 2001, the Company had approximately $96.9 million and $92.5 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values.  The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions.  Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities.  The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance.  The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.  Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments

Fixed Maturities

The amortized cost, gross unrealized gains and losses, and fair value of fixed-maturity securities are as follows (in thousands):

December 31, 2002

Amortized Cost

Gross Unrealized Gains

Gross Unrealized Losses

Estimated
Fair Value

Fixed-maturity securities:

 Asset Backed and Mortgage Backed Securities

$ 5,158,297

$ 161,843

$ (81,822)

$ 5,238,318

 Foreign Government & Agency Securities

87,846

12,512

(8)

100,350

States & Political Subdivisions

1,649

96

-

1,745

 U.S. Treasury & Agency Securities

589,627

14,842

(981)

603,488

Corporate securities:

Basic Industry

$ 313,960

$ 16,874

$ (56)

$ 330,778

Capital Goods

370,441

25,960

(1,325)

395,076

Communications

787,935

42,982

(10,330)

820,587

Consumer Cyclical

744,063

41,818

(1,727)

784,154

Consumer Non cyclical

429,530

22,489

(3,543)

448,476

 Energy

537,089

27,270

(11,980)

552,379

 Finance

2,920,881

117,824

(21,943)

3,016,762

 Industrial Other

137,885

5,782

(258)

143,409

 Technology

66,294

1,928

(702)

67,520

 Transportation

505,660

23,742

(25,039)

504,363

 Utilities

1,207,575

47,016

(42,812)

1,211,779

Total Corporate

$ 8,021,313

$ 373,685

$ (119,715)

$ 8,275,283

Total fixed maturity securities

$ 13,858,732

$ 562,978

$ (202,526)

$ 14,219,184

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments (continued)

December 31, 2001 - Restated

Amortized Cost

Gross Unrealized Gains

Gross Unrealized Losses

Estimated
Fair Value

Fixed-maturity securities:

 Asset Backed and Mortgage Backed Securities

$ 5,068,049

$ 53,350

$ (87,382)

$ 5,034,016

 Foreign Government & Agency Securities

306,578

15,191

(4,588)

317,182

States & Political Subdivisions

2,099

25

-

2,124

 U.S. Treasury & Agency Securities

339,476

540

(6,113)

333,903

Corporate securities:

Basic Industry

$ 294,373

$ 3,704

$ (8,531)

$ 289,546

Capital Goods

346,352

9,556

(2,347)

353,561

Communications

854,824

11,438

(10,674)

855,588

Consumer Cyclical

679,878

3,074

(4,487)

678,465

Consumer Noncyclical

513,491

7,572

(5,493)

515,570

 Energy

467,518

1,943

(6,650)

462,811

 Finance

1,987,366

12,127

(25,175)

1,974,318

 Industrial Other

102,023

2,271

(1,868)

102,426

 Technology

67,988

887

(1,874)

67,001

 Transportation

426,033

6,703

(8,080)

424,656

 Utilities

710,522

2,259

(15,181)

697,600

Total Corporate

$ 6,450,368

$ 61,534

$ (90,360)

$ 6,421,542

Total fixed maturity securities

$ 12,166,570

$ 130,640

$ (188,443)

$ 12,108,767

At December 31, 2002 and 2001, net unrealized (losses) gains on equity securities and investments in separate accounts aggregated $(1.5) million and $4.7 million, respectively.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 2002.  At December 31, 2002, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 2002 and 2001, $595.9 million and $1.2 billion of fixed maturities were below investment grade, respectively.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 2002 are as follows (in thousands):

Amortized Cost

Fair Value

Due in one year or less

$ 631,206

$ 635,956

Due after one year through five years

3,935,454

4,054,445

Due after five years through ten years

2,791,680

2,899,022

Due after ten years

1,342,094

1,391,443

8,700,734

8,980,866

Mortgage and asset-backed securities

5,158,298

5,238,318

$ 13,858,732

$ 14,219,184

Actual maturities may differ as borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Mortgage loans

The Company invests in commercial first mortgage loans throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 70% of the properties' value at the time that the original loan is made. The carrying value of mortgage loans was $169.6 million and $31.1 million at December 31, 2002 and 2001, respectively.

The Company monitors the condition of the mortgage loans in its portfolio.  In those cases where mortgages have been restructured, appropriate allowances for losses have been made.  In those cases where, in management's judgement, the mortgage loan's value has been impaired, appropriate losses are recorded.   The company had no restructured or impaired mortgage loans at December 31, 2002 and 2001, respectively.  The allowances for losses at December 31, 2002 were $81,000.

Mortgage loans comprise the following property types and geographic regions at December 31 (in thousands):

Property Type:

2002

2001 - Restated

Office building

$ 66,167

$ 6,508

Residential

3,353

7,931

Retail

44,189

9,865

Industrial/warehouse

40,690

3,600

Other

15,249

3,220

Valuation allowance

(81)

-

Total

$ 169,567

$ 31,124

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5. Investments (continued)

Geographic region:

2002 -

2001 - Restated

Arizona

$ 2,434

$ 2,524

California

10,981

1,959

Delaware

8,944

-

Florida

7,949

4,206

Georgia

6,945

1,060

Indiana

1,836

1,894

Kentucky

8,018

-

Louisiana

4,551

-

Maryland

4,774

3,301

Massachusettes

9,417

-

Michigan

5,875

549

New York

25,047

4,128

North Carolina

12,838

473

Ohio

11,479

2,736

Pennsylvania

17,835

1,986

Tennessee

3,177

90

Texas

7,347

668

Utah

1,980

1,538

Virginia

1,160

1,200

Washington

8,637

1,610

Other

8,424

1,202

Valuation allowance

(81)

-

Total

$ 169,567

$ 31,124

At December 31, 2002, scheduled mortgage loan maturities were as follows (in thousands):

2003

$ -

2004

3,792

2005

2,538

2006

-

2007

31,252

Thereafter

131,985

Total

$ 169,567

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties, and loans may be refinanced.

The Company has made commitments of mortgage loans on real estate and other loans into the future.  The outstanding commitments for these mortgages amount to $80.1 million and $0.5 million at December 31, 2002 and 2001, respectively.  The fair value of the outstanding commitments is not material to the Company.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

5.  Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

2 months

Year Ended December 31,

ended 12/31/2001

10 months ended

Year Ended December 31,

2002

Restated

10/31/2001

2000

Fixed maturities

$ 802,328

$ 146,509

$ 678,035

$ 807,884

Mortgage loans

7,070

466

788

972

Other invested assets

(35,325)

(4,059)

33,485

84,745

Policy loans

36,648

5,758

30,701

36,985

Equity securities

484

797

9,651

276

Cash and cash equivalents

1,607

385

917

27,368

Gross investment income

812,812

149,586

753,577

958,230

Investment expenses

(10,515)

(3,253)

(17,936)

(21,014)

Amortization of options and interest rate caps

-

-

-

(80,408)

Net investment income

$ 802,297

$ 146,603

$ 735,641

$ 856,808

As of December 31, 2002 and 2001, the carrying value of non-income-producing fixed-maturity investments was $0.5 million and $81.8 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

2 months

Year Ended December 31,

Ended 12/31/2001

10 months ended

Year Ended December 31,

2002

Restated

10/31/2001

2000

Fixed maturities available for sale:

Gross gains

$ 135,821

$ 12,722

$ 19,374

$ 35,430

Gross losses

(128,637)

(9,821)

(7,510)

(70,474)

Other-than-temporary declines in value

(66,838)

-

(42,800)

(16,731)

(56,654)

2,901

(30,936)

(51,775)

Equity securities

2,378

-

1,665

-

Investments in separate accounts

-

-

-

4,386

Other invested assets

8,815

-

-

1,497

Gross realized investment (losses) gains

(48,461)

2,901

(29,271)

(45,892)

Amortization adjustments of deferred policy

acquisition costs and value of business acquired

7,313

(678)

6,481

10,096

Net realized investment (losses) gains

$ (41,148)

$ 2,223

$ (22,790)

$(35,796)

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

6.  Reinsurance

The Company's subsidiary, SLNY, has an agreement with SLOC whereby SLOC reinsures the mortality risks of the group life insurance contracts.  Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.  The agreement provides that SLOC will reinsure the mortality risks in excess of $50,000 per claim for group life contracts ceded by SLNY.

SLNY has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts.  Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis. The agreement provides that the unrelated company will reinsure amounts above $4,000 per claim per month for long-term disability contracts ceded by SLNY.

The effects of reinsurance were as follows (in thousands):

Year ended December 31,

2 months ended

10 months ended

Year ended December 31,

2002

12/31/2001

10/31/2001

2000

Insurance premiums:

Direct

$ 25,900

$ 4,597

-

-

Ceded - Affiliated

4,133

280

-

-

Ceded - Non-affiliated

1,482

261

-

-

Net Premiums

$ 20,285

$ 4,056

-

-

Insurance and other individual policy benefits, and claims:

Direct

$ 19,644

$ 3,501

-

-

Ceded - Affiliated

2,858

1,227

-

-

Ceded - Non-affiliated

358

66

-

-

Net policy benefits and claims

$ 16,428

$ 2,208

-

-

SLNY is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim.  Management believes that any liability from this contingency is unlikely.  However, to limit the possibility of such losses, SLNY evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

7.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

 Year ended
December 31,

2 months ended Restated

10 months ended

 Year ended
December 31,

2002

12/31/2001

10/31/2001

2000

Current

$ (45,827)

$ (2,359)

$ 89,493

$ 96,219

Deferred

34,802

49,587

(53,128)

(29,667)

Valuation allowance

-

-

(9,730)

(9,424)

$ (11,025)

$ 47,228

$ 26,635

$ 57,128

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

7.   Income Taxes (continued)

A reconciliation of income tax expense, with the expected federal income tax expense computed at the applicable federal income tax rate of 35%, is as follows (in thousands):

Year ended December 31,

2 months ended Restated

10 months ended

Year ended December 31,

2002

12/31/2001

10/31/2001

2000

Expected income tax expense

$ (10,103)

$ 47,224

$36,483

$69,899

Increase (decrease) in income taxes resulting from:

Nontaxable investment income

(1,622)

(195)

(1,002)

(2,704)

Amortization of goodwill

-

-

366

440

Change in valuation allowance

-

-

(9,730)

(9,424)

Other, net

700

199

518

(1,083)

Income tax expense

$ (11,025)

$ 47,228

$26,635

$57,128

The components of deferred income tax assets are as follows (in thousands):

December 31,

2002

2001 Restated

Deferred tax assets:

Policy liabilities

$ 33,104

$ 65,433

Deferred policy acquisition costs

53,319

100,559

Investments, net

-

20,142

Other

35,293

-

Total deferred tax assets

121,716

186,134

Deferred tax liabilities:

Investments, net

45,704

-

Other

-

4,959

Total deferred tax liabilities

45,704

4,959

Net deferred tax asset

$ 76,012

$181,175

Income taxes paid were $9.9 million, $64.0 million and $51.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

As part of the Stock Purchase Agreement between SLF and LFC, LFC was obligated to reimburse the Company for any federal, state or local taxes arising from certain tax elections under Section 338(h) of the Internal Revenue Code of 1986.  LFC had given notice to the Company of certain objections it had with the calculation of these taxes.  The amount in dispute was approximately $27 million.  This dispute has been resolved and the recoverable amount was not adjusted.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

8.  Retirement Plans

As a result of the acquisition of the Company by SLF Holdings, the LFC Pension Plan was terminated effective November 1, 2001. Effective January 2002, essentially all United States employees of the Company became employees of Sun Life Assurance Company of Canada (U.S.) ("SLUS").  The employees of the Company were eligible to participate in a plan sponsored by SLUS when they achieved 1,000 hours of service.  The gain or loss on the termination of the Plan did not have any effect on the Company's financial statements as LFC was responsible for such gain or loss.

Prior to the acquisition by SLF Holdings, the Company's employees and certain employees of LFC were eligible to participate in the LFC Pension Plan (the "Plan").  It was the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974.  Additional amounts were contributed from time to time when deemed appropriate by the Company.  Under the Plan, all employees were vested after five years of service.  Benefits were based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit.  The Company also had an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan (the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code.  Plan assets consisted principally of investments in certain mutual funds sponsored by an affiliated company.

Pension cost related to the LFC Pension Plan is as follows (in thousands):

 10 months
ended

Year Ended December 31,

10/31/2001

2000

Pension cost consists of:

Service cost benefits earned during the period

$ 706

$ 734

Interest cost on projected benefit obligation

1,046

1,184

Expected return on Plan assets

(719)

(829)

Net amortization and deferred amounts

11

18

Total net periodic pension cost

$ 1,044

$ 1,107

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

2001

2000

Discount rate

7.75%

7.75%

Rate of increase in compensation level

4.50

4.50

Expected long-term rate of return on assets

9.00

9.00

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans (under LFC through October 31, 2001 and SLOC thereafter).  Expenses related to these defined contribution plans totaled $0.8 million, and $0.9 million for the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments.  The aggregate fair-value amounts presented herein do not necessarily represent the underlying value of the Company, and, accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair-value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

Fixed maturities and equity securities: Fair values for fixed-maturity securities are based on quoted market prices, where available.  For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the securities.  The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans is determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: The carrying value of private equity limited partnerships and all other assets classified as other invested assets in the accompanying consolidated balance sheet approximate their fair value.  Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Separate accounts, assets and liabilities: The estimated fair value of assets held in separate accounts is based on quoted market prices.  The fair value of liabilities related to separate accounts is the amount payable on demand, which includes surrender charges.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value.  Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

9.  Fair Value of Financial Instruments (continued)

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

December 31,

December 31,

2002

2001

Restated

 Carrying
Value

 Fair
Value

 Carrying
Value

 Fair
Value

Assets:

Fixed-maturity securities

$14,219,184

$14,219,184

$ 12,108,767

$ 12,108,767

Equity securities

1,127

1,127

39,658

39,658

Mortgage loans

169,567

188,922

31,124

33,388

Policy loans

642,712

642,712

636,351

636,351

Other invested assets

280,465

280,465

521,259

521,259

Short term investments

6,390

6,390

17,758

17,758

Cash and cash equivalents

448,446

448,446

2,117,200

2,117,200

Separate accounts

2,334,755

2,334,755

2,995,094

2,995,094

Liabilities:

Policy liabilities

14,434,364

14,366,270

13,710,558

13,266,681

Separate accounts

2,317,611

2,317,611

2,966,820

2,966,820

10.  Quarterly Financial Data (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands).  The balances have been adjusted to reflect the merger of SLNY with Keyport at November 1, 2001.

2002 Quarters

March 31 Restated

June 30 Restated

 September 30
Restated

December 31

Net investment income, including

distributions from private equity

limited partnerships

$ 211,852

$ 206,664

$ 193,016

$ 190,765

Interest credited to policyholders

142,734

138,182

140,289

154,280

Investment spread

69,118

68,482

52,727

36,485

Premiums

5,677

5,268

3,611

5,729

Net realized investment (losses) gains

7,471

(24,584)

16,465

(40,500)

Net derivative income (losses)

9,941

(70,640)

(110,871)

48,144

Net change in unrealized and

undistributed gains (losses) in private

equity limited partnerships

(21,247)

10,993

12,498

(9,835)

Fee income

17,010

16,899

14,998

17,725

Pretax income (loss) before

minority interest and cumulative

effect of accounting changes

49,396

(32,922)

(62,612)

17,276

Net (loss) income

32,108

(21,399)

(40,937)

14,003

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

10.  Quarterly Financial Data (Unaudited) (continued)

2001 periods

2 Months ended

2001 Quarters

Month ended

December 31

March 31

June 30

September 30

October 31

Restated

Net investment income, including

distributions from private equity

limited partnerships

$ 234,919

$ 235,766

$ 195,391

$ 69,565

$ 146,603

Interest credited to policyholders

148,494

153,361

148,099

48,714

107,315

Investment spread

86,425

82,405

47,292

20,851

39,288

Premiums

Net realized investment (losses)

-

-

-

-

4,057

gains

(14,372)

(3,421)

(14,021)

9,024

2,223

Net derivative income (losses)

(3,823)

8,526

(6,537)

2,280

99,972

Net change in unrealized and

undistributed gains (losses) in

private equity limited

partnerships

2,656

(17,261)

(2,483)

-

-

Fee income

18,448

19,850

17,795

7,736

12,040

Pretax income (loss) before

minority interest and cumulative

effect of accounting changes

38,179

41,964

(977)

25,071

134,930

Net (loss) income

(23,877)

21,241

1,469

17,922

86,893

11.  Statutory Information

The Company's primary insurance company, Keyport Life Insurance Company, is domiciled in the State of Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department.  Statutory surplus and capital and statutory net (loss) income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions and income tax expense reflects only taxes paid or currently payable.  The Company's statutory surplus and net (loss) are as follows (in thousands):

Year ended December 31,

2002

2001

2000

Statutory surplus and capital

$ 533,613

$ 571,051

$ 805,235

Statutory net (loss)

(89,926)

(136,238)

(5,877)

Effective January 1, 2001, the State of Rhode Island required that insurance companies domiciled in the State of Rhode Island prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, subject to any deviations prescribed or permitted by the Commissioner of Insurance of the State of Rhode Island.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

11.  Statutory Information (continued)

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual, version effective January 1, 2001, are reported as changes in accounting principles for statutory purposes.  As a result of these changes, the Company reported an adjustment on a statutory basis that decreased unassigned surplus by $17.4 million as of January 1, 2001, which was primarily due to deferred tax assets and liabilities established as of that date.

The Company's ability to pay dividends is subject to certain restrictions.  Current Rhode Island insurance law permits the payment of dividends or distributions from the Company to its parent, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island.  The Company paid $0.1 million and $10.0 million in dividends to LFC in 2001 and 2000, respectively.  In connection with the SLOC acquisition, the Company will not be allowed to make any dividend payments for a period of 18 months (May 1, 2003) without the prior approval of the Rhode Island Insurance Department.  Subsequent to the 18 month period, the amounts of dividends that the Company will be able to pay will be based upon current Rhode Island insurance law.

12.  Transactions with Affiliated Companies

The Company reimbursed SLOC and LFC (prior to November 1, 2001) and certain affiliates for expenses incurred on its behalf for the years ended December 31, 2002 and 2000 and for the ten-month period ended October 31, 2001.  These reimbursements included corporate, general and administrative expenses, corporate overhead, such as executive and legal support, employee benefits, and investment management services.  The total amounts reimbursed were $66.1 million, $6.1 million, and $7.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.  In addition, certain affiliated companies distribute the Company's products and were paid $84.2 million, $47.1 million and $39.4 million by the Company for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.

On July 25, 2002, the Company issued a $380,000,000 promissory note at 5.76% to an affiliate, Sun Life (Hungary) Group Financing Limited Liability Company, which matures on June 30, 2012.  The Company will pay interest semi-annually beginning December 31, 2002.  The proceeds of the note were used to purchase fixed rate corporate and government bonds.

On December 31, 2002, Keyport Benefit Life Insurance Company ("KBL"), a wholly owned subsidiary of the Company, merged with and into Sun Life Insurance and Annuity Company of New York ("SLNY"), an affiliate.  Keyport and its subsidiaries, including KBL, were purchased on October 31, 2001 by Sun Life of Canada (U.S.) Holding, Inc., an upstream parent of SLNY.  On December 31, 2002, prior to the completion of the merger, the Company contributed capital in the amount of $30.15 million to KBL.  Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"), the parent of SLNY, contributed capital totaling $14.85 million to SLNY.  These contributions were approved by the respective boards of directors in anticipation of the merger transaction.  As a result of the merger, Sun Life (U.S.) continued to hold 2,000 shares of SLNY's common stock; however, the par value of the common stock was converted to $350 per share.  In exchange for its investment in KBL, SLNY issued the Company 4,001 shares of its common stock valued at $350 per share.  As a result of the share issuance and changes in par value, Sun Life (U.S.) ownership percentage of SLNY became 33%, with the Company holding the remaining 67%.

There were no material related party transactions during the two months ended December 31, 2001.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

(in thousands)

13.  Commitments and Contingencies

Leases

The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2007.  Rental expense amounted to $5.7 million, $7.1 million, and $6.5 million for the year ended December 31, 2002, the ten-month period ended October 31, 2001 and the year ended December 31, 2000, respectively.  The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 2002 (in thousands):

2003

$ 5,267

2004

5,220

2005

5,080

2006

5,146

2007

4,769

Thereafter

1,241

$ 26,723

Legal Matters

The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate, and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters

Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years.

Investments

The Company has extended commitments to fund additional investments in private equity limited partnerships of $145.2 million.

PART C

Item 24. Financial Statements and Exhibits

(a)

Financial Statements:

Included in Part B:

Variable Account A:

Statement of Assets and Liabilities - December 31, 2002

Statement of Operations for the years ended December 31, 2002 and 2001

Statement of Changes in Net Assets for the years ended December 31, 2002 and 2001

Notes to Financial Statements

Sun Life Assurance Company of Canada (U.S.):

Consolidated Statement of Income, Years Ended December 31, 2002, 2001 and 2000;

Consolidated Balance Sheets, December 31, 2002 and 2001;

Consolidated Statements of Comprehensive Income, Years Ended December 31, 2002, 2001 and 2000;

Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows, Years Ended December 31, 2002, 2001 and 2000;

Notes to Consolidated Financial Statement; and

Independent Auditors' Report

Unaudited pro forma financial statements

Keyport Life Insurance Company:

Consolidated Balance Sheet - December 31, 2002 and 2001

Consolidated Income Statement for the year ended December 31, 2002, for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000

Consolidated Statement of Stockholder's Equity for the year ended December 31, 2002, for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000

Consolidated Statement of Cash Flows for the year ended December 31, 2002, for the ten-month period ended October 31, 2001 and the two-month period ended December 31, 2001 and for the year ended December 31, 2000

Notes to Consolidated Financial Statements

(b)

Exhibits:

+++

(1)

Amended and Restated Resolution of the Board of Directors establishing Keyport Variable Account A

(2)

Not applicable

**

(3a)

Marketing Services Agreement by and between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc.

**

(3b)

Specimen Sales Operations and General Agent Agreement

*

(4a)

Specimen Variable Annuity Contract

*

(4b)

Specimen Individual Retirement Annuity Endorsement

(4c)

Specimen Name Change Endorsement (filed herewith)

*

(5)

Specimen Application for a Variable Annuity Contract

+

(6a)

Articles of Incorporation of Sun Life Assurance Company of Canada (U.S.)

++

(6b)

By-Laws, as amended effective as of January 1, 2000, of Sun Life Assurance Company of Canada (U.S.)

(7)

Not applicable

+++

(8a)

Participation Agreement Among Liberty Variable Investment Trust, Liberty Funds Distributor, Inc., and Sun Life Assurance Company of Canada (U.S.)

+++

(8a)(i)

Amendment to Participation Agreement

+++

(8b)

Participation Agreement Among SteinRoe Variable Investment Trust, Liberty Funds Distributor, Inc., and Sun Life Assurance Company of Canada (U.S.)

+++

(8b)(i)

Amendment to Participation Agreement

+++

(8c)

Participation Agreement Among Wanger Advisors Funds, Wanger Asset Management L.P. and Sun Life Assurance Company of Canada (U.S.)

+++

(8c)(i)

Amendment to Participation Agreement

(9)

Opinion and Consent of Counsel (filed herewith)

(10)

Consents of Independent Auditors (filed herewith)

(11)

Not applicable

(12)

Not applicable

+++

(13)

Chart of Affiliations

+++

(14)(a)

Powers of Attorney

+++

(14)(b)

Resolution of the Board of Directors of the depositor dated July 24, 2003, authorizing the use of powers of attorney for Officer signatures

*

Incorporated by reference to the Registration Statement on Form N-4 (File No. 333-84701) filed on or about August 6, 1999.

**

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-37907) filed on or about January 16, 1998.

+

Incorporated by reference to the Registration Statement Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-37907) filed on or about October 14, 1997.

++

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-30844) filed on or about June 9, 2000.

+++

Incorporated by reference to the Registration Statement on Form N-4 (File No. 333-111634) filed on or about December 31, 2003.

Item 25. Directors and Officers of the Depositor.

Name and Principal

Positions and Offices

Business Address

With Depositor

James C. Baillie

Director

Torys LLP

Suite 300, Maritime Life Tower

Toronto, Ontario MSK 1N2

Paul W. Derksen

Director

Sun Life Assurance Company of Canada

150 King Street

Toronto, Ontario Canada M5H 1J9

David D. Horn

Director

257 Lake Street

P.O. Box 24

New Vineyard, ME 04956

James A. McNulty, III

Director

12 Wild Holly Lane

Medfield, MA 02082

C. James Prieur

Chairman and Director

Sun Life Assurance Company of Canada

150 King Street West

Toronto, Ontario Canada M5H 1J9

S. Caesar Raboy

Director

220 Boylston Street

Boston, MA 02110

Robert C. Salipante

President and Director

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park

Wellesley Hills, MA 02481

David K. Stevenson

Director

359 Grove Street

Needham, MA 02492

Donald A. Stewart

Director

Sun Life Assurance Company of Canada

150 King Street West

Toronto, Ontario Canada M5H 1J9

William W. Stinson

Director

1001 13th Avenue S.W.

Calgary, Alberta Canada T2R 0L5

Claude A. Accum

Vice President and Chief Actuary

One Sun Life Executive Park

Wellesley Hills, MA 02481

James M.A. Anderson

Vice President, Investments

One Sun Life Executive Park

Wellesley Hills, MA 02481

Nancy L. Conlin

Vice President and Chief Counsel

One Sun Life Executive Park

Wellesley Hills, MA 02481

Gary Corsi

Vice President and Chief Financial

One Sun Life Executive Park

Officer

Wellesley Hills, MA 02481

Mark W. DeTora

Vice President, Individual Insurance

One Sun Life Executive Park

Wellesley Hills, MA 02481

Ellen B. King

Assistant Vice President and Senior Counsel and

One Sun Life Executive Park

Secretary

Wellesley Hills, MA 02481

Philip K. Polkinghorn

Vice President, Annuities

112 Worcester Street

Wellesley Hills, MA 02481

James R. Smith

Vice President and Chief Information Officer

One Sun Life Executive Park

Wellesley Hills, MA 02481

Janet V. Whitehouse

Vice President, Human Resources and

One Sun Life Executive Park

Administrative Services

Wellesley Hills, MA 02481

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

 No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly owned subsidiary of Sun Life Assurance Company of Canada.

None of the companies listed in such Exhibit 13 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

     The chart for the affiliations of the Depositor is incorporated by reference to the Registration Statement on Form N-4 (File No. 333-111634) filed on or about December 31, 2003.

Item 27. Number of Contract Owners.

     As of October 31, 2003, there were 9 Qualified Contract Owners and 26 Non-Qualified Contract Owners.

Item 28. Indemnification.

Pursuant to Section 145 of the Delaware Corporation Law, Article 8 of the By-laws of Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"), as amended effective as of January 1, 2000 (a copy of which was filed as Exhibit 6(b) to Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form N-4, File No. 333-30844) provides for the indemnification of directors, officers and employees of Sun Life (U.S.). Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Sun Life (U.S.) pursuant to the certificate of incorporation, by-laws, or otherwise, Sun Life (U.S.) has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Sun Life (U.S.) of expenses incurred or paid by a director, officer, or controlling person of Sun Life (U.S.) in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Sun Life (U.S.) will submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act, unless in the opinion of their counsel the matter has been settled by controlling precedent, and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

Clarendon Insurance Agency, Inc. ("Clarendon") is principal underwriter of the variable annuity and variable life insurance contracts issued through Keyport Variable Account A of Sun Life Assurance Company of Canada (U.S.). Clarendon is also principal underwriter for the KMA Variable Account, Variable Account C, Variable Account D, Variable Account F, and Keyport Variable Account I of Sun Life Assurance Company of Canada (U.S.); and for the KBL Variable Account A, KBL Variable Annuity Account, Variable Account A, Variable Account B and Variable Account C of Sun Life Insurance and Annuity Company of New York. Clarendon receives no compensation for its services.

The directors and officers of Clarendon Insurance Agency, Inc. are:

 Name and Principal
Business Address*

 Positions and Officers
with Underwriter

Jane P. Wolak

President

James M.A. Anderson

Director

Gary Corsi

Director

Ellen B. King

Clerk

Imants Sakson

Vice President

Norton A. Goss, II

Director, Vice President & Chief Compliance Officer

Michael L. Gentile

Vice President

John E. Coleman

Vice President

Nancy C. Atherton

Assistant Vice President and Tax Officer

Jane F. Jette

Financial/Operations Principal and Treasurer

* The principal business address of all directors and officers of the principal underwriter, except for Ms. Wolak, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Ms. Wolak is 112 Worcester Street, Wellesley Hills, MA 02481.

Item 30. Location of Accounts and Records.

     Sun Life Assurance Company of Canada (U.S.), 112 Worcester Street, Wellesley Hills, Massachusetts 02481.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

     (a)  Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b)  Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information or equivalent electronic method; and

     (c)  Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

     Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.  Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills and State of Massachusetts, on this 30th day of December, 2003.

Keyport Variable Account A

(Registrant)

BY:

Sun Life Assurance Company of Canada (U.S.)

(Depositor)

BY:

/s/ Robert C. Salipante

Robert C. Salipante

President

Attest:

/s/ Edward M. Shea

Edward M. Shea

Assistant Vice President

and Senior Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ James C. Baillie*

/s/ Robert C. Salipante

December 30, 2003

James C. Baillie

Robert C. Salipante

Date

Director

President

(Principal Executive Officer)

/s/ Paul W. Derksen*

/s/ Gary Corsi

December 30, 2003

Paul W. Derksen

Gary Corsi

Date

Director

Vice President and Chief

Financial Officer

/s/ David D. Horn*

(Principal Financial and Accounting Officer)

David D. Horn

Director

/s/ James A. McNulty, III*

James A. McNulty, III

Director

/s/ C. James Prieur*

C. James Prieur

Director

/s/ S. Caesar Raboy*

S. Caesar Raboy

Director

/s/ Robert C. Salipante

Robert C. Salipante

Director

/s/ David K. Stevenson*

David K. Stevenson

Director

/s/ Donald A. Stewart*

Donald A. Stewart

Director

/s/ William W. Stinson*

William W. Stinson

Director

*BY:

/s/ Edward M. Shea

December 30, 2003

Edward M. Shea

Date

Attorney-in-Fact

* Edward M. Shea has signed this document on the indicated date on behalf of the above Directors of the Depositor pursuant to powers of attorney duly executed by such persons and incorporated by reference the Registration Statement on Form N-4 (File No. 333-111634) filed on or December 31, 2003.

EXHIBIT INDEX

Item

Page

(4c)

Specimen Name Change Endorsement

(9)

Opinion and Consent of Counsel

(10)

Consents of Independent Auditors